As filed with the Securities and Exchange Commission on April 21, 2010

Registration Number 333-163875

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 7 TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

SMILE BRANDS GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	8090	20-2828458
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

201 E. Sandpointe

Santa Ana, California 92707

(714) 668-1300

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Bradley E. Schmidt

Chief Financial Officer

Smile Brands Group Inc.

201 E. Sandpointe

Santa Ana, California 92707

(714) 668-1300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Steve Grossman, Esq. John-Paul Motley, Esq. O’Melveny & Myers LLP 1999 Avenue of the Stars Los Angeles, California 90067-6035 Telephone: (310) 553-6700 Fax: (310) 246-6779	John D. Wilson, Esq. Shearman & Sterling LLP 525 Market Street San Francisco, California 94105 Telephone: (415) 616-1100 Fax: (415) 616-1199

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filed, an accelerated filed, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where any such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 21, 2010

7,353,000 Shares

COMMON STOCK

This is the initial public offering of shares of our common stock. We are selling 7,353,000 shares of common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $16.00 and $18.00 per share. We have applied to list our common stock on the New York Stock Exchange under the symbol “GRIN”.

The underwriters have a 30-day option to purchase up to an additional 1,102,950 shares of common stock from us to cover over-allotments.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

	Price to Public		Underwriting Discounts and Commissions		Proceeds, Before Expenses, to Us
Per Share		$		$		$
Total	$		$		$

Delivery of the shares of common stock will be made on or about                     , 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Jefferies & Company

Wells Fargo Securities	William Blair & Company	Oppenheimer & Co.

The date of this prospectus is                     , 2010.

BRIGHT NOW! DENTAL
MONARCH DENTAL
Monarch Dental
MONARCH DENTAL
CASTLE DENTAL
BRIGHT NOW! DENTAL

Smile Brands Group

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different from that contained in this prospectus. When you make a decision about whether to participate in this offering, you should not rely on any information other than the information contained in this prospectus. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only.

Dealer Prospectus Delivery Obligation

Until                     , 2010, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and the consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. We present Adjusted EBITDA as a supplemental measure to help us describe our operating performance. Adjusted EBITDA is a non-GAAP financial measure commonly used in our industry and should not be construed as an alternative to net (loss) income attributable to Smile Brands Group Inc. (as determined in accordance with generally accepted accounting principles in the United States, or GAAP) or as a better indicator of operating performance. Other companies in our industry may calculate Adjusted EBITDA differently than we do. Please refer to note (1) to “Summary Consolidated Financial and Other Data” for a reconciliation of our net (loss) income attributable to Smile Brands Group Inc. to Adjusted EBITDA and a more thorough discussion of our use of Adjusted EBITDA in this prospectus.

Our Company

Smile Brands Group Inc. is the largest provider of support services to dental groups in the United States based on number of dental offices. We provide comprehensive business support services, non-clinical personnel, facilities and equipment through our exclusive agreements with affiliated dental groups. Our consumer-driven retail model is guided by the principle “SMILES FOR EVERYONE®”. This model attracts patients to affiliated dental groups by combining strong, recognizable brands, visible retail locations and extended office hours with affordable and comprehensive dental care. Utilizing our model, dentists spend more time caring for their patients and less time on the administrative, marketing and financial aspects of the dental practice while benefiting from a lower cost structure. Our services support more than 1,100 dentists and hygienists practicing in over 300 offices nationally. We recorded revenues of $427.2 million, $445.0 million and $456.5 million, Adjusted EBITDA of $39.7 million, $44.1 million and $56.7 million, and net (loss) income attributable to Smile Brands Group Inc. of $(8.4) million, $(12.0) million and $45.7 million, for each of the years ended December 31, 2007, 2008 and 2009, respectively.

Affiliated dental groups operate primarily under one of three brand names, Bright Now! Dental, Castle Dental or Monarch Dental, and are typically located in highly visible retail centers in some of the largest and fastest growing markets in the U.S. On average, each dental office is approximately 3,500 square feet and contains 11 dental operatories. The affiliated dentists and hygienists offer comprehensive, convenient and high quality dental, hygiene and specialty services such as orthodontics, oral surgery, endodontics, periodontics and pediatrics.

The $102 billion U.S. dental services industry is growing and highly fragmented and services are provided mostly by sole practitioners. Dental care patients tend to be price sensitive because many pay for a significant portion of their dental services on an out-of-pocket basis. Additionally, approximately 30% to 50% of the U.S. adult population does not seek regular dental care. To address these market opportunities, we have developed a cost-effective, consumer-driven, retail model that we believe provides meaningful benefits to both affiliated dentists and their patients.

Our consumer-driven, retail model drives patient flow to affiliated dental groups by creating brand awareness through the use of highly visible office locations and traditional retail-oriented marketing techniques. In addition, we maximize our operational efficiencies through our national infrastructure that utilizes our size and the local market density of affiliated dental groups. Our two call centers and three centralized billing offices, each with specialized personnel and sophisticated technology, improve our ability to schedule patient appointments, provide consistent customer service and optimize billing and collection efforts. We actively manage the supply chain with our affiliated dental groups to utilize our purchasing volume to obtain favorable pricing on products and services. The operational efficiencies generated by our model enable us to leverage our operating costs and provide affiliated dentists with additional capacity to spend more of their time treating patients. These efficiencies lead to a lower cost structure that provides affiliated dental groups greater flexibility to price their dental services competitively within their local market.

The Dental Services Industry

The U.S. dental services industry is large, growing and highly fragmented, with approximately 84% of dentists working either as a sole practitioner or in a practice with only one other dentist. According to the Centers for Medicare and Medicaid Services, or CMS, dental services expenditures in the U.S. are projected to be $106 billion in 2010 and are expected to reach $161 billion by 2018. We believe that the demand for dental services will continue to grow as a result of several key drivers such as the increasing U.S. population of persons age 55 and older, the increased awareness of the benefits of perio-maintenance and hygiene, improved dental technology and the increased use of dental insurance plans.

The dental services industry’s consumer-driven nature and patient payment profile differentiates it from the broader healthcare services industry. According to CMS, consumer out-of-pocket expenditures accounted for 44% of payments for dental services in 2008, compared to 12% for other medical services. In addition, according to CMS, private sources finance 93% of all dental expenditures, with only 7% of dental costs financed by government programs, including Medicare and Medicaid.

These characteristics create an operating environment that is favorable for dental practice management, or DPM, support services organizations. DPM support services organizations provide business support services to dental practices, which may include marketing, staffing, scheduling, and billing, along with access to facilities and equipment. Currently, only a small portion of the dental services in the U.S. are provided by dentists affiliated with DPM support services organizations. We believe that the average cost of operating a dental office for a sole practitioner is 10% to 25% higher than that of a typical dental office supported by a DPM support services organization. As a result, we believe there are significant growth opportunities for DPM support services organizations.

Our Competitive Strengths

We believe the following competitive strengths contribute significantly to our success and position us for growth:

Retail, consumer-driven approach. We utilize strong, recognizable brands and a retail approach to drive patient flow to affiliated dental offices. We typically support several dental offices within a particular market and locate them in highly visible retail centers. We drive brand awareness through prominent signage on dental offices and through highly targeted marketing initiatives. Patients also have flexibility in scheduling appointments because most affiliated dental offices maintain extended hours and offer patient care six days per week within a given market. In addition, we believe the time dentists affiliated with us save by not having to attend to administrative duties allows them to spend more time treating and educating patients on the benefits of completing a comprehensive dental care plan. We believe this approach has resulted in strong brand recognition and a favorable patient experience with the addition of an average of 444,000 new patients per year over the last three years. Additionally, we have increased the number of recall patient exams by 2.0%, 4.8% and 7.5% during the years ended December 31, 2007, 2008 and 2009, respectively.

Leading market positions in large and growing markets. We support affiliated dental groups located primarily in 21 designated market areas, or DMAs, in the United States, including 13 of the 20 largest DMAs.

Our affiliated dental groups have a significant presence in most of these markets, including Los Angeles, Dallas and Houston, which represent three of the nation’s top ten DMAs. The concentrated presence of affiliated dental groups within the markets we serve increases the effectiveness and efficiency of our marketing efforts through the use of direct mail, billboard, internet, print, local radio and television advertisements. This market presence and these techniques enable us to deliver 750 million consumer impressions annually.

Established national infrastructure driving a low cost operating structure. Our national infrastructure creates a low cost operating structure by centralizing administrative functions. We actively manage the supply chain with our affiliated dental groups, which allows us to leverage our purchasing volume to obtain favorable pricing from third party vendors. In addition to direct costs savings, we achieve operational efficiencies by sharing best practices across affiliated dental groups and supporting them with two call centers and three centralized billing offices. Our success in leveraging our cost structure is demonstrated through our dental services profit margin, which represents total revenues less dental services expenses divided by total revenues. For the years ended December 31, 2007, 2008 and 2009, our dental services profit margin was 22.4%, 23.0% and 25.8%, respectively.

Proven track record of opening de novo offices with attractive unit economics. Since October 2003, we have supported affiliated dental groups in opening and successfully operating 87 de novo offices, which are new dental offices in existing or new markets. The roll-out of de novo offices allows us to leverage our existing management team and operating costs, utilize our knowledge of the local market to secure the most attractive retail sites, and to increase office density in a market to drive additional operating and marketing efficiencies. In general, de novo offices have yielded consistent financial performance and provide a controllable strategy to achieve growth that has produced highly attractive returns on invested capital. We have internally funded all of our de novo offices and on average these de novos were cash flow positive within four months with recovery of our investment within 30 months after the office opened.

Strong and proven management team. We are led by an experienced management team with an average of over 21 years of experience in either the healthcare services or retail industries. In addition, our chief executive officer and chief financial officer have worked together at Smile Brands Inc. for over 12 years and are responsible for our strategic and cultural development and our revenue and cash flow growth during this period.

Our Growth Strategy

We believe that our growth will result from the following elements of our business strategy:

Increasing revenues from existing offices. We have a proven track record of achieving growth in revenues from existing offices. Comparable office revenue increased by 5.4%, 3.2% and 1.3% for the years ended December 31, 2007, 2008 and 2009, respectively. We plan to continue assisting affiliated dental groups to increase existing office revenues by:

•	attracting new patients through our retail marketing efforts;

•	increasing the number of recall patients;

•	adding dentists and hygienists;

•	increasing patients’ completion of their diagnosed dental treatment plan;

•	introducing new specialty services and treatments; and

•	improving dentist and hygienist efficiency and productivity through technology and workflow enhancements.

Leveraging our scalable infrastructure to improve operating margins. We will continue to leverage our national infrastructure and the local market presence of affiliated dental groups to obtain favorable pricing from vendors and suppliers and to secure leases with attractive terms. We also plan to continue to centralize and streamline local office administrative work, such as patient scheduling, billing, collections, payroll and accounting. We have built a national infrastructure to support our de novo office roll-out and offices affiliated with other dental businesses we may acquire, which will allow us to further leverage our operating costs. In addition, our scalable and integrated management information systems track daily operational and financial performance by office so that we can identify and respond quickly to changes in a specific market and continue to improve administrative efficiency and productivity.

Building de novo offices. We plan to increase our revenues and profitability by building de novo offices for affiliated dental groups in existing and new markets where we can leverage our strong brand names and national infrastructure. We typically target locations in our affiliated dental groups’ largest markets and identify sites that support our retail-based strategy by focusing on de novo office locations with substantial street prominence, highly visible signage, the presence of desirable anchor stores, convenient access and high levels of vehicle and pedestrian traffic. Based on our experience in providing support to dental offices, we believe we have the capacity to more than double the number of offices we support in our existing markets.

Selectively pursuing acquisitions. We expect to have opportunities in the future to identify and capitalize on complementary acquisitions, including acquisitions of other DPM support services organizations. We will continue to follow a highly disciplined approach when evaluating these opportunities. We have significant experience in identifying, acquiring and integrating other DPM support services organizations as we acquired Monarch Dental (152 dental offices) in 2003 and Castle Dental (74 dental offices) in 2004.

Recent Developments

We have prepared the estimated revenue, income from operations, net income and Adjusted EBITDA below in good faith based on our internal reporting for the three months ended March 31, 2010. These estimates represent the most current information available to management. As of the date of this prospectus, such estimates had not been subject to all of our normal quarterly financial closing and interim condensed financial statement preparation processes. As a result, our actual financial results could be different and those differences could be material. We expect to file our interim condensed consolidated financial statements for the three months ended March 31, 2010 with the SEC prior to the effectiveness of our registration statement. Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the estimated financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information, and assume no responsibility for, and disclaim any association with, such estimated financial information.

Actual Selected Financial Results for the Three Months Ended March 31, 2009 and Estimated Results for the Three Months Ended March 31, 2010 (amounts in thousands, except per share amounts):

	Actual Three Months Ended March 31, 2009	Estimated Three Months Ended March 31, 2010
Revenues	$116,187	$118,077
Income from operations	11,863	12,299
Net income attributable to Smile Brands Group Inc.	5,964	4,042
Net income attributable to common stockholders	3,791	1,589
Net income attributable to common stockholders per share:
Basic	0.31	0.13
Diluted	0.31	0.13
Adjusted EBITDA	15,533	16,260

For the three months ended March 31, 2010, we estimate our total revenues to be $118.1 million compared to $116.2 million for three months ended March 31, 2009, an increase of 1.6%. This estimated growth in our total revenues was driven primarily by the addition of nine de novo offices since March 31, 2009, partially offset by a 0.9% decline in our comparable office revenues during the quarter ended March 31, 2010. The comparable office revenues decline was largely caused by unusually adverse weather conditions in some of our markets that resulted in numerous temporary office closures and patient scheduling disruptions during the quarter.

For the three months ended March 31, 2010, we expect our income from operations to be $12.3 million compared to $11.9 million for the three months ended March 31, 2009, an increase of 3.7%. This estimated increase in our income from operations was primarily attributable to our revenue growth coupled with improvement in our dental services expenses as a percentage of revenue. Dental services expenses, expressed as a percentage of total revenues, for the three months ended March 31, 2010 are estimated to be 73.2%, which is an 80 basis point improvement over the first quarter of 2009.

For the three months ended March 31, 2010, we estimate our net income attributable to Smile Brands Group Inc. to be $4.0 million, a decrease of 32.2%, compared to $6.0 million for the three months ended March 31, 2009. The estimated decrease in our net income was primarily caused by a $0.9 million increase in income tax expense and a $2.7 million write-off of capitalized financing fees that we incurred in connection with the refinancing of our credit facility in February 2010.

For the three months ended March 31, 2010, we estimate our net income attributable to common stockholders to be $1.6 million, a decrease of 58.1%, compared to $3.8 million for the three months ended March 31, 2009. The estimated decrease in our net income attributable to common stockholders was primarily caused by a $0.9 million increase in income tax expense and a $2.7 million write-off of capitalized financing fees that we incurred in connection with the refinancing of our credit facility in February 2010.

For the three months ended March 31, 2010, we expect our Adjusted EBITDA to be $16.3 million, an increase of 4.7%, compared to $15.5 million for the three months ended March 31, 2009. We estimate our Adjusted EBITDA, expressed as a percentage of total revenues, for the three months ended March 31, 2010 to be 13.8%, which is a 40 basis point improvement over the first quarter of 2009.

During the three months ended March 31, 2010, we refinanced our existing credit facilities with a $144.0 million secured term loan facility and a $25.0 million secured revolving loan facility. These facilities mature on February 26, 2015. Principal payments on the term loan facility are due and payable in quarterly installments beginning on June 30, 2010. At April 21, 2010, we had $139.0 million outstanding under the term loan facility that bore interest at a weighted average rate of 4.16% per annum and we did not have any amounts outstanding under our revolving loan facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Outstanding Indebtedness” for more information.

Use of Adjusted EBITDA. Adjusted EBITDA represents net (loss) income attributable to Smile Brands Group Inc. plus provision (benefit) for income taxes, interest expense–net, interest rate swap expense–net, depreciation and amortization, financing fees and loss on debt extinguishment–net, merger transaction and related costs, integration costs related to acquisitions, reorganization costs, goodwill and trademark impairment, loss (gain) on asset dispositions, stock-based compensation expense and equity sponsor expenses. We have presented Adjusted EBITDA because we consider it an important supplemental measure of our operating performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses Adjusted EBITDA as an additional measurement tool for purposes of business decision-making, including developing budgets, managing expenditures and evaluating potential acquisitions or divestitures. Other companies in our industry may calculate Adjusted EBITDA differently than we do. In addition, Adjusted EBITDA as presented in this prospectus differs from adjusted EBITDA as calculated for compliance with the financial covenants in our prior and current credit facilities. For purposes of our credit facilities that were entered into in February 2010, we add all of the adjustments listed above, except for equity sponsor expenses, to net (loss) income attributable to Smile Brands Group Inc. For purposes of our prior first and second lien credit facilities, we added back (in addition to the adjustments listed above) construction period rent expenses and board of directors’ fees to net (loss) income attributable to Smile Brands Group Inc. Adjusted EBITDA is not a measure of operating performance under GAAP and should not be considered as a substitute for, or superior to, net income prepared in accordance with GAAP. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

The following table contains a reconciliation of our net income attributable to Smile Brands Group Inc. determined in accordance with GAAP to Adjusted EBITDA (in thousands):

	Actual Three Months Ended March 31, 2009	Estimated Three Months Ended March 31, 2010
Net income attributable to Smile Brands Group Inc.	$5,964	$4,042
Provision (benefit) for income taxes	1,733	2,674
Interest expense—net	3,862	2,762
Interest rate swap expense—net	222	98
Depreciation and amortization	3,304	3,414
Financing fees and loss on debt extinguishments—net	—	2,675
Reorganization costs(a)	26	—
Loss on asset dispositions	38	168
Stock-based compensation expense	365	427
Equity sponsor expenses(b)	19	—

Adjusted EBITDA	$15,533	$16,260

(a)	Reorganization costs represent non-recurring severance costs related to the integration of acquisitions by us of other DPM support services organizations.
(b)	Equity sponsor expenses are fees and reimbursable costs paid to Freeman Spogli & Co., which we do not expect to continue after this offering. Equity sponsor expenses for the three months ended March 31, 2009 also include consulting fees that were paid to our director, Mr. Pulido, for services rendered pursuant to his consulting agreement, which terminated on December 31, 2009.

Risks Associated with Our Business

In executing our business strategy, we face significant risks and uncertainties, which are discussed in the section entitled “Risk Factors,” and include, but are not limited to, the following:

•	General economic conditions, particularly in Texas and California, may have a significant impact on our revenues and profitability.

•	Our financial performance is dependent in large part on the delivery of patient care by affiliated dentists, specialists and hygienists over which we cannot and do not have control.

•

Our ability to grow depends on our success in supporting the opening of de novo offices, which contains many challenges, including the ability of affiliated dental groups to attract, train and retain new dentists, specialists and hygienists and the ability to manage losses incurred during the development and ramp-up period.

•

Much of our revenue is derived from payments to affiliated dental groups by third party payors, including insurance providers and government agencies, and cost containment efforts by these payors could significantly reduce our revenues.

•

Failure to comply with the many complex laws that apply to us and our affiliated dental groups, including the prohibition on the corporate practice of dentistry by most states, could result in significant fines and penalties and require us to terminate or alter some of our business support services agreements with affiliated dental groups.

Our Corporate Information

We were incorporated in Delaware in 2005 for the purpose of acquiring Smile Brands Inc. (formerly Bright Now! Dental, Inc.) and its subsidiaries. Our principal executive offices are located at 201 E. Sandpointe, Santa Ana, California 92707. The telephone number of our principal executive offices is (714) 668-1300, and our main corporate website is www.smilebrands.com. The information on, or that can be accessed through, our website is not part of this prospectus.

Freeman Spogli & Co., or Freeman Spogli, beneficially owns approximately 73.3% of our outstanding common stock before this offering and will continue to beneficially own approximately 45.6% of our outstanding common stock after this offering. Freeman Spogli is a private equity firm dedicated exclusively to investing and partnering with management in consumer-related companies in the retailing, direct marketing and distribution industries in the United States. Since its founding in 1983, Freeman Spogli has invested approximately $2.5 billion of equity in 42 portfolio companies with aggregate transaction values in excess of $16 billion.

SMILE BRANDSSM, BRIGHT NOW!®, CASTLE DENTAL®, MONARCH DENTAL®, NEWPORT DENTAL® and SMILES FOR EVERYONE® are our trademarks. All other trademarks and trade names appearing in this prospectus are for informational purposes only and may be trademarks of their respective owners. We disclaim any interest in or endorsement by the respective owners of such other trademarks.

The Offering

Common stock offered	7,353,000 shares

Common stock to be outstanding after this offering	19,468,394 shares

Over-allotment option offered	1,102,950 shares

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $112.5 million (approximately $129.9 million if the underwriters exercise their over-allotment option in full) after deducting the underwriting discounts and commissions of approximately $8.7 million and our estimated offering expenses of approximately $3.8 million, which include legal, accounting, printing and other offering expenses. We intend to use the net proceeds from this offering to redeem all of our Series A preferred stock, including cumulative and unpaid dividends, and outstanding options to purchase Series A preferred stock for approximately $88.8 million and, with the remaining proceeds, repay $23.7 million of the amount outstanding under our term loan facility. See “Use of Proceeds.”

Proposed New York Stock Exchange symbol	“GRIN”

Risk Factors	You should carefully read and consider the information set forth under “Risk Factors” and all other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

Unless otherwise noted, the number of shares of common stock to be outstanding after this offering used in this prospectus is based on 12,115,394 shares outstanding as of April 21, 2010, excluding:

•	1,892,865 shares of common stock subject to options outstanding;

•	1,700,000 shares of common stock available for issuance pursuant to our 2010 Performance Incentive Plan; and

•	1,102,950 shares of common stock issuable upon the exercise of the underwriters’ over-allotment option.

On April 14, 2010, our board of directors approved a stock split of 11.8538 shares for one share of outstanding common stock effective upon the filing of our restated certificate of incorporation, which is expected to occur prior to the effectiveness of our registration statement related to this offering. Unless otherwise expressly stated or the context otherwise requires, all share information included in this prospectus reflects the stock split and the effectiveness of our restated certificate of incorporation.

Summary Consolidated Financial and Other Data

The following table sets forth summary consolidated financial and other data for the years ended December 31, 2007, 2008 and 2009. The summary consolidated financial data for the fiscal years ended December 31, 2007, 2008 and 2009 were derived from our audited consolidated financial statements included elsewhere in this prospectus. This summary consolidated financial and other data should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data gives effect to the 11.8538-for-1 split of our common stock that we intend to complete prior to the effectiveness of our registration statement related to this offering.

	Year Ended December 31,
	2007	2008	2009
Consolidated Statements of Operations:
($ amounts in thousands, except per share and other data)
Revenues:
Net dental services	$421,111	$439,415	$450,659
Other	6,042	5,609	5,865

Total revenues	427,153	445,024	456,524
Operating costs and expenses:
Dental services	331,383	342,499	338,687
Field support	29,603	30,671	31,908
General and administrative	28,268	29,784	30,661
Depreciation and amortization	12,596	12,830	13,877
Loss on asset dispositions	983	410	322
Goodwill and trademark impairment	7,108	23,429	—

Total operating costs and expenses	409,941	439,623	415,455
Income from operations	17,212	5,401	41,069
Other expense:
Interest expense–net	21,307	18,188	14,676
Interest rate swap expense–net	960	2,307	590

Total other expense	22,267	20,495	15,266
Income (loss) before provision for income taxes	(5,055)	(15,094)	25,803
Provision (benefit) for income taxes	3,065	(3,322)	(20,164)

Net (loss) income	(8,120)	(11,772)	45,967
Less: Net income attributable to non-controlling interests	279	206	247

Net (loss) income attributable to Smile Brands Group Inc.	(8,399)	(11,978)	45,720
Less: Preferred stock dividends accrued in-kind	6,863	7,660	8,505
Dividends accrued in-kind on outstanding vested preferred stock options	260	417	599

Net (loss) income attributable to common stockholders	$(15,522)	$(20,055)	$36,616

Net (loss) income attributable to common stockholders per share:
Basic	$(1.28)	$(1.66)	$3.02

Diluted	$(1.28)	$(1.66)	$2.92

Weighted average common shares outstanding:
Basic	12,116,674	12,115,394	12,115,394

Diluted	12,116,674	12,115,394	12,556,802

	Year Ended December 31,
	2007	2008	2009
Other Data:
Adjusted EBITDA (in thousands)(1)	$39,681	$44,074	$56,745
Number of dental offices at period end	298	295	303
Number of operatories at period end	3,282	3,281	3,384
Dental services profit margin(2)	22.4%	23.0%	25.8%
Revenue per dentist day(3)	$3,206	$3,414	$3,657
Comparable office revenue growth(4)	5.4%	3.2%	1.3%

	As of December 31,		As of December 31, 2009
	2007	2008	Actual	Pro forma(5)	Pro forma as adjusted(6)
Balance Sheet Data (in thousands):
Cash and cash equivalents	$275	$700	$4,482	$4,482	$4,482
Total assets	415,654	389,547	410,695	410,695	410,695
Long-term debt and capital lease obligations, including current portion	183,088	166,422	141,587	141,587	117,898
Total stockholders’ equity	144,279	133,911	181,068	95,898	204,757

(1)	Adjusted EBITDA represents net (loss) income attributable to Smile Brands Group Inc. plus provision (benefit) for income taxes, interest expense–net, interest rate swap expense–net, depreciation and amortization, reorganization costs, goodwill and trademark impairment, loss on asset dispositions, stock-based compensation expense and equity sponsor expenses. We have presented Adjusted EBITDA because we consider it an important supplemental measure of our operating performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses Adjusted EBITDA as an additional measurement tool for purposes of business decision-making, including developing budgets, managing expenditures and evaluating potential acquisitions or divestitures. Other companies in our industry may calculate Adjusted EBITDA differently than we do. In addition, Adjusted EBITDA as presented in this prospectus differs from adjusted EBITDA as calculated for compliance with the financial covenants in our prior and current credit facilities. For purposes of our credit facilities that were entered into in February 2010, we add all of the adjustments shown below, except for equity sponsor expenses, to net (loss) income attributable to Smile Brands Group Inc. For purposes of our prior first and second lien credit facilities, we added back (in addition to the adjustments shown below) construction period rent expenses and board of directors’ fees to net (loss) income attributable to Smile Brands Group Inc. Adjusted EBITDA is not a measure of operating performance under GAAP and should not be considered as a substitute for, or superior to, net income prepared in accordance with GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

The following table contains a reconciliation of our net (loss) income attributable to Smile Brands Group Inc. determined in accordance with GAAP to Adjusted EBITDA:

	Year Ended December 31,
	2007	2008	2009
(in thousands)
Net (loss) income attributable to Smile Brands Group Inc.	$(8,399)	$(11,978)	$45,720
Provision (benefit) for income taxes	3,065	(3,322)	(20,164)
Interest expense—net	21,307	18,188	14,676
Interest rate swap expense—net	960	2,307	590
Depreciation and amortization	12,596	12,830	13,877
Reorganization costs(a)	518	455	89
Goodwill and trademark impairment	7,108	23,429	—
Loss on asset dispositions	983	410	322
Stock-based compensation expense	1,519	1,656	1,554
Equity sponsor expenses(b)	24	99	81

Adjusted EBITDA	$39,681	$44,074	$56,745

(a)	Reorganization costs represent non-recurring consulting fees and related costs for review of our centralized billing office and call center functions in 2008 and severance costs related to the integration of acquisitions by us of other DPM support services organizations.

(b)	Equity sponsor expenses are reimbursable costs paid to Freeman Spogli & Co., which we do not expect to continue after this offering. Equity sponsor expenses for the years ended December 31, 2008 and 2009 also include consulting fees that were paid to our director, Mr. Pulido, for services rendered pursuant to his consulting agreement, which terminated on December 31, 2009.

(2)	Dental services profit margin is equal to the amount obtained by dividing total revenues less dental services expenses by total revenues.

(3)	Revenue per dentist day is equal to net dental services revenues less net revenues produced by hygienists divided by dentist day count for the period measured. A dentist day is calculated as the time between a dentist’s or specialist’s first and last appointment on a given day divided by eight hours. A day may be fractionally reduced to the extent a dentist’s or specialist’s schedule of appointments spans less than eight hours. The following table contains a reconciliation of net dental services revenues determined in accordance with GAAP to net dental services revenues less net revenues produced by hygienists:

	Year Ended December 31,
	2007	2008	2009
(in thousands)
Net dental services revenues	$421,111	$439,415	$450,659
Less: Net revenues produced by hygienists	42,113	47,957	52,155

Net dental services revenues less net revenues produced by hygienists	$378,998	$391,458	$398,504

(4)	Comparable office revenue growth represents the comparable office revenues for the given period as a percentage of such offices’ total revenues for the comparable prior period. Comparable office revenue is composed of total revenues at dental offices that have been operating for at least 13 full months prior to the end of the given period and which have not been closed, combined or sold during such period.

(5)	Reflects, on a pro forma basis, the reclassification of the liquidation value of preferred stock in the amount of $85.2 million from stockholders’ equity to other current liabilities for the redemption of all outstanding preferred stock based on the intended use of proceeds of this offering. The pro forma amount does not reflect (a) the refinancing of our first lien and second lien credit facilities in February 2010 with a $144.0 million secured term loan facility and a $25.0 million secured revolving loan facility and (b) the repayment of $23.7 million of the amount outstanding under our secured term loan facility based on the intended use of proceeds of this offering.

(6)	Gives effect to the sale of 7,353,000 shares of common stock by us in this offering at an assumed initial public offering price of $17.00 per share, which is the midpoint of the range on the cover of this prospectus, after deducting underwriting discounts and commissions of approximately $8.7 million and estimated offering expenses payable by us of approximately $3.8 million and the use of proceeds therefrom as described under “Use of Proceeds.” A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would (decrease) increase long-term debt and increase (decrease) stockholders’ equity, each by $6.8 million, and would have no impact on cash and cash equivalents and total assets, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us. The pro forma amount does not reflect the refinancing of our first lien and second lien credit facilities in February 2010 with a $144.0 million secured term loan facility and a $25.0 million secured revolving loan facility. As of April 21, 2010, we had $139.0 million outstanding under our term loan facility and we did not have any amounts outstanding under our revolving loan facility.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our common stock. If any of the following risks actually materializes, our business, financial condition and results of operations would suffer. The trading price of our common stock could decline as a result of any of these risks, and you might lose all or part of your investment in our common stock. You should read the section entitled “Forward-Looking Statements and Statistical Data and Market Information” immediately following these risk factors for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

Risks Related to Our Business

Our retail-based business model is impacted by general economic conditions, particularly in Texas and California where a majority of our affiliated dental offices are located.

Dental care patients tend to be price-sensitive because many pay for a significant portion of their dental expenses on an out-of-pocket basis. According to the Centers for Medicare and Medicaid Services, or CMS, consumer out-of-pocket expenditures accounted for 44% of payments for dental services in 2008, compared to 12% for other medical services. Consequently, dental care patients tend to base their selection of a dental practice on the affordability and quality of the dental service. With the recent general economic downturn, consumer spending patterns have changed. Notwithstanding the fact that many dental expenditures arise out of necessity, the growth of our total revenue can be severely impacted with changes in consumer spending.

The majority of our affiliated dental offices are located in Texas and California and the offices in those two states generated 61%, 60%, and 60% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively. Adverse changes or conditions affecting our markets in Texas or California, such as healthcare reforms, changes in laws and regulations, reduced Medicaid reimbursements and government investigations, may have a particularly significant impact on the business of our affiliated dentists and our business, financial condition and results of operations. Our current concentration in these markets, as well as our strategy of focused expansion in areas in and around our existing markets, increases the risk to us that adverse economic or regulatory developments in one or more of these markets may have a material and adverse impact on our operations.

Our success depends largely on our ability to provide effective business support services to affiliated dental groups that result in increased revenues.

Our ability to continue to grow and improve profitability depends, to a significant extent, on our ability to provide quality and cost-effective business support services that enable our affiliated dental groups to increase their revenues. Affiliated dental groups rely on us to perform the non-clinical functions of their practice in order for their dentists, specialists and hygienists to spend more time with their patients. As a result, the success of our affiliated dental groups, and in turn our success, is dependent on our ability to provide effective services that result in increased revenues, such as:

•	determining where and when to build out and equip de novo offices, which is the most significant capital expenditure decision;

•	implementing a cost-effective marketing program using a retail based model that focuses on brand name;

•	maintaining call centers that provide consistent, high quality patient service;

•	providing integrated management information systems that track, among other things, service transactions and patient satisfaction data;

•	providing dental office administrative staff;

•	making available patient financing and alternative methods of payment; and

•	providing training and other continuing education resources to affiliated dentists, specialists and hygienists.

If we do not provide services that enable affiliated dental groups to increase patient volumes, we will not be able to increase patient revenues and recognize operational efficiencies and cost savings across affiliated dental offices.

Our profitability is also dependent upon the performance of our affiliated dental groups and dentists in areas we do not control, such as the delivery of patient care.

Our profitability is dependent on the performance of our affiliated dental groups and dentists. In accordance with generally accepted accounting principles in the United States, we present our financial statements consolidated with our affiliated dental groups’ net assets and results of operations. Accordingly, our results of operations include the performance of our affiliated dental groups. However, we do not employ dentists, specialists and hygienists and do not control the clinical decisions of any affiliated dental group, except for our wholly owned subsidiary, ConsumerHealth, Inc. (dba Newport Dental), or ConsumerHealth. Because the success of any dental practice will, to some extent, depend upon the efforts of the dentists, specialists and hygienists and their professional skills and reputation, the success of our affiliated dental groups depends, in part, on factors outside of our control. While we seek to affiliate with dedicated, well-qualified dentists, specialists and hygienists, we do not control their delivery of patient care. Our lack of control over all clinical aspects of the delivery of dental services by affiliated dental groups makes it more difficult for us to improve our performance. As a result, we do not control a key determinant of our success.

If affiliated dental groups are unable to attract and retain qualified dentists, specialists and hygienists, their ability to attract and maintain patients and generate revenue could be negatively affected.

The recruitment and retention of qualified dentists, specialists, such as orthodontists, oral surgeons, endodontists, periodontists, and pediatric dentists, and hygienists is a critical factor in the success of our affiliated dental groups. In addition, affiliated dental groups must be able to recruit and retain new dentists, specialists and hygienists for de novo offices. Historically, affiliated dental groups have incurred significant costs related to turnover of dentists, specialists and hygienists and expect to continue to incur these costs in the future. In addition, affiliated dental groups may experience decreased productivity in connection with any significant turnover.

Affiliated dental groups have entered into employment agreements or independent contractor agreements with substantially all of their respective dentists and specialists, which agreements typically restrict the dentist’s or specialist’s solicitation of patients, staff and employees of the affiliated dental group and may contain non-competition provisions that prohibit the dentist or specialist from competing with the affiliated dental groups within a specified geographic area following such dentist’s or specialist’s termination. These non-competition covenants and other arrangements, however, may not be enforceable or may be significantly limited by the courts of the states in which we operate. For instance, in California, post-employment covenants not to compete are broadly prohibited by statute and post-employment covenants not to solicit customers are unenforceable unless necessary to protect trade secrets. In Texas, employers may be able to enforce covenants not to compete by meeting certain statutory requirements, but the covenant must contain reasonable limitations as to time, geographical area, and scope of activity to be restrained and it may not impose a greater restraint than is necessary to protect the goodwill or other business interest of the employer.

If affiliated dental groups are unable to consistently attract, hire and retain qualified dentists, specialists and hygienists, the ability of those affiliated dental groups to attract and maintain patients and generate revenue could be negatively affected.

Affiliated dental groups may have difficulty collecting payments from third party payors and patients in a timely manner, which could impact the ability of affiliated dental groups to pay our service fees and in turn can adversely impact our profitability.

Affiliated dental groups derive significant revenue from third party payors, and delays in payment or audits leading to refunds to payors may impact the ability of affiliated dental groups to pay our service fees. In addition, many patients, including those covered by insurance, pay for all or a significant portion of the dental services they receive out-of-pocket. We assume the financial risks relating to uncollectible and delayed payments if, as a result, the affiliated dental groups are unable to pay our service fees timely and in full. As a result of the recent economic downturn, affiliated dental groups have experienced an increase in the time it takes to collect payments.

In addition, reimbursements from governmental healthcare programs may be delayed if affiliated dentists and specialists have not been properly enrolled in governmental healthcare programs, such as Medicare and Medicaid. Each time a new dentist or specialist joins an affiliated dental group, the affiliated dental group must enroll the dentist under its applicable group number for Medicare or Medicaid programs and for certain insurance programs before the affiliated dental group can receive reimbursement for services the dentist renders to patients covered by those programs. The estimated time to receive approval for the enrollment is sometimes difficult to predict and, in recent years, the Medicare program carriers often have not issued these numbers to affiliated dentists in a timely manner. These practices result in delayed reimbursement that may adversely affect affiliated dental groups and our cash flow and total revenues.

Our growth strategy depends on our ability to increase the number of dental offices through the opening of de novo offices, which contains many challenges.

Our growth strategy, and a significant percentage of our projected future growth, depends on our ability to increase our revenue by increasing the number of dental offices in which our affiliated dental groups practice. Opening de novo offices involves many challenges, including selecting the appropriate site, attracting patients to the new locations, and attracting, training and retaining dental professionals to the new offices. In addition, we could experience delays or encounter unexpected problems in opening de novo offices. Any one of these events could result in us not realizing the growth we anticipate, which could result in a decline in our profitability.

In addition, the opening of de novo offices requires substantial time and resources from us. We have used, and expect to continue to use, a significant portion of our capital resources to open de novo offices. We expect future de novo offices will be funded from internally generated cash flows, amounts available under our revolving loan facility and the proceeds of future equity or debt offerings or refinancings. Our ability to open de novo offices may be impaired if we are unable to obtain funding from these capital sources when needed and on terms acceptable to us. Our expansion strategy also requires substantial management time which may result in disruption to our existing business operations. Our inability to successfully address these challenges may adversely affect the profitability of our business operations as we pursue our growth strategy.

We may have substantial future capital requirements, and our ability to obtain additional funding is uncertain.

Our capital needs depend on many factors, including the rate of opening de novo offices, technological advances that require new equipment, such as digital radiography, and the replacement and enhancement of management information systems.

Because our growth strategy depends on expansion through de novo offices, we will need additional capital resources to expand our business. While the cost per de novo office will vary based on size and region, we estimate that the average office build-out, including tenant improvements (net of allowance), furniture and fixtures, dental equipment and computer equipment, will cost approximately $550,000. Additional factors can unexpectedly increase the costs of opening de novo offices, such as potentially higher than expected build out and construction costs, delays in completing the build outs, and permitting and construction difficulties. Also, we generally incur significant advertising and marketing expenditures to attract patients during the first year of operations. The expenses involved in developing and establishing de novo offices and in supporting them until they become profitable could consume a significant portion of our cash flow.

We may not have adequate resources to finance the growth in our business and we may not be able to obtain additional capital through subsequent equity or debt financings on terms acceptable to us or at all. If we do not have adequate resources and cannot obtain additional capital, we will not be able to implement our expansion strategy successfully, our growth could be limited and our results of operations could decline.

Our affiliated dentists compete for patients in a highly competitive environment that may make it more difficult to increase patient volumes and revenues.

The business of providing dental services is highly competitive in each of the markets in which our affiliated dental groups operate. The primary bases of such competition are quality of care and reputation, marketing and advertising strategy and implementation, convenience, traffic flow and visibility of office locations, relationships with third-party payors, price of services and hours of operation. Our affiliated dentists compete with all other dentists in their local market. Many of those dentists have established practices and reputations in their markets. In addition, a number of other DPM support services organizations are currently operating in our markets and in other parts of the country that may enter our existing markets in the future. Some of these competitors and potential competitors may have financial resources, affiliation models, reputations or management expertise that provides them competitive advantages against us, which may make it difficult to compete against them.

Our success is dependent on the dentists who control the professional corporations, or PC owners, with whom we enter into business support services agreements, and we may have difficulty locating qualified dentists to replace PC owners.

Affiliated dental groups are operated by legal entities organized under state laws as professional corporations, or PCs. Each PC controls a dental group that employs or contracts with dentists, specialists and hygienists in one or more offices. Each of the PCs is wholly owned by one or more licensed dentists, the PC owner, and we do not own any capital stock of any PC. We enter into business support services agreements with PCs to provide on an exclusive basis all non-clinical services of the dental practice. The PC owner is critical to the success of affiliated dental groups because he or she has control of all clinical aspects of the practice of dentistry and the provision of dental services.

Under our arrangements with the PC owners, the PC owners are prohibited from selling, transferring, pledging or assigning the stock of the PC to a third party without our consent. In addition, we can require the PC owner to sell his or her interest in the PC to any person designated by us that is permitted to hold an ownership interest in the PC. However, upon the departure of a PC owner, we may not be able to locate one or more suitably qualified licensed dentists to hold the ownership interest in the PC and maintain the success of the departing PC owner. Also, a court may decide not to enforce these transfer restrictions in a given situation. Dr. Roy Smith, our chief operating officer, controls eight PCs that provide dental services at 131 dental offices as of December 31, 2009, that represented approximately 42%, 43% and 43% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively. In addition, three of our employees, excluding Dr. Smith, are owners of an aggregate of four PCs that provide dental services at 56 dental offices as of December 31, 2009, representing approximately 19%, 20% and 21% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively. Adequate succession planning for the departure of PC owners is important to maintain our successful operations.

Our revenue and that of our affiliated dental groups may be adversely affected by the actions of insurance providers and federal and state agencies, including through cost containment efforts by these entities.

Approximately 80%, 84% and 85% of total revenues for the years ended December 31, 2007, 2008 and 2009, respectively, were derived from patients with indemnity and preferred provider plans, capitated plans and government plans. The health care services industry, including the dental services market, is experiencing a trend toward cost containment, as third party payors seek to impose lower reimbursement rates and sometimes decide not to renew their agreements with dental providers. We believe that this trend will continue and will increasingly affect the provision of dental services. Insurance providers are continually negotiating the fees charged for dental care, with a goal of containing reimbursement and utilization rates. This may result in a reduction in per-patient and per-procedure revenue from historic levels.

In addition, capitated plans can result in lower than anticipated revenue for affiliated dental groups for certain services. Under capitated plans, affiliated dental groups receive fixed payments from third party payors, calculated on a monthly per-member basis, to provide a specified schedule of services to the covered enrollees and receive additional fees for certain enhanced services. Affiliated dental groups receive co-payments from the patients as well. To the extent that patients covered by such plans utilize services with low co-payments or for which enhanced payments are not applicable, the revenue received by affiliated dental groups for the services provided to such patients could be lower than anticipated and therefore could reduce our consolidated revenue and impair the ability of the affiliated dental group to pay our service fee.

States in which we operate and the federal government may also change the benefits they provide to dental patients. Approximately 5%, 6% and 7% of total revenues for the years ended December 31, 2007, 2008 and 2009, respectively, were derived from patients with government-sponsored plans. Changes in Medicaid programs affecting provider eligibility, reimbursement rates or specific dental procedures eligible for reimbursement, or an affiliated dental group’s failure to maintain its authorization as a provider under these programs, or to comply with applicable state and federal law or its contracts with the insurance providers who administer claims and make payments under these programs, could have a significant adverse impact on revenues generated by affiliated dental groups which may adversely impact our revenues. In addition, the State of California passed a budget that eliminated, among other things, adult dental benefits from the State Medicaid, or Denti-Cal, program effective July 1, 2009. Prior to the effective date of the elimination of adult dental benefits, affiliated dental groups and ConsumerHealth provided approximately $4.0 million of services to adult Denti-Cal beneficiaries annually.

Our revenue and that of our affiliated dental groups may be negatively impacted by the failure of affiliated dental groups to appropriately document services they provide.

We rely upon affiliated dental groups to appropriately and accurately complete necessary dental record documentation and assign appropriate reimbursement codes for their services. Reimbursement is conditioned on affiliated dental groups providing the correct procedure and diagnosis codes and properly documenting the services themselves, including the level of service provided and the necessity for the services. If affiliated dental groups provide incorrect or incomplete documentation or select inaccurate reimbursement codes, this could result in nonpayment for services rendered or lead to allegations of billing fraud. This could subsequently lead to civil and criminal penalties, including exclusion from government healthcare programs, such as Medicare and Medicaid. In addition, third party payors may disallow, in whole or in part, requests for reimbursement based on determinations that certain amounts are not covered, services provided were not necessary, or supporting documentation was not adequate. Retroactive adjustments may change amounts realized from third party payors and result in recoupments or refund demands, affecting revenue already received. From time to time, we have discovered, or otherwise become aware of, certain affiliated dental groups using inaccurate reimbursement codes. In such cases, we thoroughly investigated the matter and in some cases the outcome of our investigation has resulted in adjustments or refunds to third party payors.

Our business model depends on proprietary and third party management information systems that we use to, among other things, track financial and operating performance of affiliated dental offices, and any failure to successfully design and maintain these systems or implement new systems could materially harm our operations.

We depend on integrated management information systems, some of which are provided by third parties, and standardized procedures for operational and financial information, as well as for patient records, patient financing and our billing operations. We may experience unanticipated delays, complications, data breaches or expenses in implementing, integrating, and operating our systems. Our management information systems regularly require modifications, improvements or replacements that may require both substantial expenditures as well as interruptions in operations. Our ability to implement these systems is subject to the availability of skilled information technology specialists to assist us in creating, implementing and supporting these systems. Our failure to successfully design, implement and maintain all of our systems could have a material adverse effect on our business, financial condition and results of operations.

Further, we rely on our systems to bill for services provided by affiliated dentists, specialists and hygienists in accordance with the terms of third party payor agreements. Our systems must be designed to accurately bill for services consistent with the requirements of third party payors. Our failure to successfully operate our billing system could lead to potential violations of third party payor agreements and healthcare laws and regulations.

The acquisition of, and failure to successfully integrate, any DPM support services organization we acquire in the future could have an adverse impact on our profitability and liquidity.

We expect to have opportunities in the future to identify and capitalize on complementary acquisitions, including acquisitions of other DPM support services organizations. Our growth has partly been the result of acquiring DPM support services organizations, Castle Dental and Monarch Dental, in 2003 and 2004, respectively. Acquisitions may result in difficulties in assimilating acquired DPM support services organizations and may result in the diversion of our capital and our management’s attention from other business issues and opportunities. We may not be able to successfully integrate other DPM support services organizations that we acquire, including their personnel, systems and general operating procedures. If we fail to successfully integrate acquisitions, we could experience increased costs associated with operating inefficiencies, which could have an adverse effect on our profitability.

We also may need to incur additional debt to acquire any DPM support services organizations in the future and to upgrade affiliated dental offices of acquired DPM support services organizations. In addition, we may uncover unexpected liabilities of acquired DPM support services organizations, including liabilities for failure to comply with healthcare laws and regulations or other past activities. As a result, our liquidity may be adversely impacted by these acquisitions.

Restrictive covenants in our debt agreements may adversely affect our operations.

Our credit facilities contain customary restrictive covenants that, among other things, limit our ability to incur and pay certain indebtedness; to create, incur, or assume certain liens and negative pledges; to sell, lease, convey, transfer or otherwise dispose of certain assets; to merge or consolidate with or into another; to liquidate or dissolve any of our subsidiaries; to make certain loans and investments; to make certain dividends and redemptions; to substantially change the nature of our business; to engage in certain transactions with affiliates; and to enter into or amend certain agreements. We are also required to comply with limitations on our capital expenditures and comply with certain financial ratios, including a leverage ratio and fixed charge coverage ratio. Our ability to comply with these covenants or meet those financial ratios can be affected by events beyond our control, and we cannot assure you that we will meet them.

Upon the occurrence of an event of default under our credit facilities, lenders could elect to declare all amounts outstanding under our credit facilities to be immediately due and payable and terminate all commitments to extend further credit. Further, the lenders under our credit facilities could proceed against the collateral granted to them to secure that indebtedness, which represents substantially all of our assets. If any of the lenders under our credit facilities accelerate the repayment of borrowings, we may not have sufficient cash flow or assets to repay our credit facilities and other indebtedness or have the ability to borrow sufficient funds to refinance such indebtedness. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to us.

Indebtedness under our credit facilities is subject to variable rates of interest, which could result in higher interest expense if interest rates increase.

Currently, all of our indebtedness under our new credit facilities is subject to variable interest rates. If interest rates increase, the higher interest expense could reduce our cash flows from operations and affect our ability to implement our growth strategy. The credit agreement governing our new credit facilities, however, requires that, prior to June 26, 2010, we must enter into, and maintain in effect for at least three years, interest rate swap agreements for a portion of such indebtedness. If our initial public offering is completed prior to June 26, 2010, the interest rate swap agreements must provide coverage for at least 25% of the then existing aggregate principal amount of the term loan facility. If our initial public offering is not completed prior to June 26, 2010, the interest rate swap agreements must provide coverage for at least 50% of the then existing aggregate principal amount of the term loan facility until we consummate our initial public offering, at which time, we can then provide coverage for at least 25% of the then existing aggregate principal amount of the term loan facility. As of April 21, 2010, we had $139.0 million outstanding under our term loan facility, none of which was hedged by any interest rate swap agreements. We did not have any amounts outstanding under our revolving loan facility as of April 21, 2010. A hypothetical 10% increase in the interest rates applicable to our new credit facilities, assuming we have no amount outstanding under our revolving credit facility and have not entered into any interest rate swap agreements, would increase interest expense by approximately $0.6 million per year. Conversely, a hypothetical decrease in the interest rates applicable to our new credit facilities, assuming we have no amount outstanding under our revolving credit facility and have not entered into any interest rate swap agreements, would decrease interest expense by approximately $0.6 million per year.

Our business support services agreements with affiliated dental groups could be challenged by a state or dentist under laws regulating the practice of dentistry.

The laws of each state in which we operate contain restrictions on the practice of dentistry and control over the provision of dental services. The laws of many states where we operate permit a dentist to conduct a dental practice only as an individual, a member of a partnership or an employee of a PC, limited liability company or limited liability partnership. These laws typically prohibit dentists from splitting fees with non-dentists and prohibit non-dental entities, such as DPM support services organizations, from engaging in the practice of dentistry and from employing dentists (and, in some states, hygienists or dental assistants). The specific restrictions against the corporate practice of dentistry, as well as the interpretation of those restrictions by state regulatory authorities, vary from state to state. However, the restrictions are generally designed to prohibit a non-dental entity from controlling or directing clinical care decision-making, engaging dentists to practice dentistry (or, in certain states, employing hygienists or dental assistants) or sharing professional fees.

For example, the contractual arrangements of an orthodontic practice management support services organization, Orthalliance, have been successfully challenged in Texas and Washington as violating the state laws prohibiting the corporate practice of dentistry. In the Washington case, the court found the fact that Orthalliance was a third party beneficiary of the employment agreements between the dental practice affiliate and the dentists put Orthalliance in the position of a virtual employer of the orthodontists. The contractual relationship between the affiliated dental group and Orthalliance also provided a minimum management fee that was personally guaranteed by the service provider. The totality of the contractual relationships was held to violate Washington’s laws against the corporate practice of dentistry and such contracts were voided as illegal and against public policy. The Orthalliance case in Washington is on appeal to the Ninth Circuit and was selected for inclusion in the mediation program in October 2004. In April 2005, OCA, Inc. announced an agreement in principle to settle lawsuits and disputes pending between its subsidiary OrthoAlliance and its affiliated practitioners. Recently, the United States Court of Appeal for the Fifth Circuit affirmed a decision by the United States Bankruptcy Court for the Eastern District of Louisiana that the Orthalliance management agreements violated Texas law.

The laws of many states also prohibit dental practitioners from paying any portion of fees received for dental services in consideration for the referral of a patient. In addition, many states impose limits on the tasks that may be delegated by dentists to dental assistants.

Any challenge to our contractual relationships with affiliated dental groups by dentists or regulatory authorities could result in a finding that could have a material adverse effect on our operations, such as voiding one or more business support services agreements. Moreover, the laws and regulatory environment may change to restrict or limit the enforceability of our business support services agreements. We could be prevented from affiliating with dental groups or providing comprehensive business services to them in one or more states.

We and our affiliated dental groups are subject to complex laws, rules and regulations, compliance with which may be costly and burdensome.

The affiliated dental groups and we are subject to extensive federal, state and local laws, rules and regulations, including:

•	state regulations on the practice of dentistry;

•

the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and other federal and state laws governing the collection, dissemination, use, security and confidentiality of patient-identifiable health and financial information;

•	federal and state regulations, such as Medicare and Medicaid, which contain anti-kickback provisions and restrictions on referrals;

•

the federal Fair Debt Collection Practices Act and similar state laws that restrict the methods that we and third party collection companies may use to contact and seek payment from patients regarding past due accounts;

•

the Occupation Safety and Health Administration Bloodborne Pathogens Standard, which requires affiliated dental groups to institute training programs and procedures designed to eliminate or minimize occupational exposure to Hepatitis B Virus (HBV), Human Immunodeficiency Virus (HIV) and other bloodborne pathogens;

•

the Knox-Keene Healthcare Service Plan Act of the State of California, which requires our subsidiary, ConsumerHealth, in connection with its managed dental care plan, to file periodic financial data and other information with the California Department of Managed Health Care, maintain substantial net equity on its balance sheet and maintain adequate medical, financial and operating personnel; and

•	state and federal labor laws, including wage and hour laws.

We and our affiliated dental groups are also exposed to certain insurance and regulatory risks associated with our respective activities. Our wholly owned subsidiary ConsumerHealth is licensed under the Knox-Keene Act and therefore is subject directly to the laws and regulations promulgated thereunder and regulation by the California Department of Managed Health Care. In addition, ConsumerHealth and affiliated dental groups may become subject to state insurance laws and regulations because of the contracts they enter into with third party payors to provide services to patients and we may become subject to such laws and regulations because of our support to affiliated dental groups in negotiating and administering third party payor contracts and providing billing, collection and claims administration services under these contracts. The application of state insurance laws and regulations to these activities is an unsettled area of law and subject to interpretation by regulators with broad discretion.

Many of the above laws, rules and regulations applicable to us and our affiliated dental groups are ambiguous, have not been definitively interpreted by courts or regulatory authorities and vary from jurisdiction to jurisdiction. Accordingly, we may not be able to predict how these laws and regulations will be interpreted or applied by courts and regulatory authorities, and some of our activities could be challenged. In addition, we must consistently monitor changes in the laws and regulatory schemes that govern our operations. For example, numerous legislative proposals to reform the U.S. health care system have been introduced in Congress and in various state legislatures recently and over the past several years, including a proposed tax on high-end health plans that could negatively impact employers’ willingness to maintain dental benefits. We cannot predict whether any of these proposals will be adopted and, if adopted, what impact this legislation would have on our business. Although we have tried to structure our business and contractual relationships in compliance with these laws, rules and regulations in all material respects, if any aspect of our operations was found to violate applicable laws, rules or regulations, we could be subject to significant fines or other penalties, required to cease operations in a particular jurisdiction, prevented from commencing operations in a particular state or otherwise be required to revise the structure of our business or legal arrangements. Our efforts to comply with these laws, rules and regulations may impose significant costs and burdens, and failure to comply with these laws, rules and regulations may result in fines or other charges being imposed on us.

We along with our affiliated dental groups and their dentists may be subject to malpractice and other similar claims and may be unable to obtain or maintain adequate insurance against these claims.

The provision of dental services by dentists entails an inherent risk of potential malpractice and other similar claims. Although we do not have responsibility for compliance by affiliated dental groups and their dentists with regulatory and other requirements directly applicable to dentists and dental groups, claims, suits or complaints relating to services provided at the offices of our affiliated dental groups have been and in the future may be asserted against us. The assertion or outcome of these claims could result in higher administrative and legal expenses, including settlement costs or litigation damages. Our current professional liability insurance coverage is $1.0 million per occurrence and $6.0 million in annual aggregate, with a self-insured retention of $50,000 per claim and $500,000 annual aggregate. The dental providers covered under our policy have a $1.0 million per occurrence and $3.0 million annual aggregate sublimit. Under this professional liability insurance policy, we arrange and are reimbursed for the cost of the professional liability insurance for our affiliated dental groups and most of their employed or contracted dentists. Certain specialty dentists that are employed by or contracted with affiliated dental groups are required to obtain their own insurance. Our inability to obtain adequate insurance or an increase in the future cost of insurance to us and the dentists and specialists who provide dental services or an increase in the amount we have to self insure may have a material adverse effect on our business and financial results.

We are self-insured for purposes of our health care insurance program and have high deductibles on our workers compensation insurance, and increases in the size or frequency of future claims incurred under these programs could adversely affect our financial performance.

We are self-insured for our health care insurance and we have high deductibles on our workers compensation insurance. While we have purchased excess umbrella liability insurance coverage for the amounts above which we are self-insured, we are responsible for $175,000 per individual claim, up to an annual aggregate limit of $10.9 million, of health care coverage. Our workers compensation insurance deductible is $250,000 per claim, up to an annual aggregate deductible of $2.4 million. If the number or amount of claims for which we are self-insured or are required to pay a deductible amount increases from historical levels, our operating results could be adversely affected.

We establish reserves in our financial statements for estimated costs related to pending claims and claims incurred but not reported. Because establishing reserves is an inherently uncertain process involving estimates, currently established reserves may not be adequate to cover the actual liability for claims made under our health care and workers compensation insurance programs. If we conclude that our estimates are incorrect and our reserves are inadequate for these claims, we will need to increase our reserves, which could adversely affect our financial performance.

Our operating results are subject to seasonal variability.

We have historically experienced and expect to continue to experience quarterly fluctuations in revenue and net income. Absent the impact and timing of the opening of de novo offices and any acquisitions, our total revenues have historically been higher in the first quarter of the year due to fluctuations in patient volumes, which are primarily impacted by the amount of third party payor benefits remaining for a patient during the year and the timing of holidays. As a result of the fluctuations caused by these factors and due to the timing of the opening of de novo offices and any acquisitions, our results of operations for any quarter are not necessarily indicative of results of operations for any future period or full year.

A loss of the services of our key management team members could have a material adverse effect on our business.

Our continued success depends upon the retention of our senior officers, in particular Steven C. Bilt and Bradley E. Schmidt, who have been instrumental in our success and upon our ability to attract and retain other highly qualified individuals. The loss of some of our senior officers, or an inability to attract or retain other key individuals, could materially adversely affect us. Continued growth and success in our business depends, to a large degree, on our ability to retain and attract such officers and employees.

We may not realize the expected value of our goodwill and intangible assets.

As of December 31, 2009, approximately 66.9% of our total assets were represented by goodwill and intangible assets, net of amortization. Management performs an impairment test on goodwill and intangible assets with indefinite lives at least annually or when facts and circumstances exist which would suggest that the goodwill or intangible assets with indefinite lives are impaired. We had impairment charges of $7.1 million and $23.4 million for the years ended December 31, 2007 and 2008, respectively, and no impairment charge for the year ended December 31, 2009. The impairment charge in 2008 resulted primarily from changes in estimates used to determine the fair market value of our reporting units resulting from changes in general economic conditions. The impairment charge in 2007 resulted primarily from declining operating performance in certain reporting units.

An impairment test on goodwill and intangible assets with indefinite lives is performed when facts and circumstances exist which would suggest that the goodwill or intangible asset may be impaired, such as reduced future expected cash flows, changes in discount rates, and changes in current estimates that result from, for example, federal and state government regulation, competition and general market conditions in the areas in which we operate. Impairment assessment inherently involves judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. If impairment were determined, we would make the appropriate adjustment to the intangible asset to reduce the asset’s carrying value to fair value. In the event of any sale or liquidation of us or a portion of our assets, the value of our intangible assets may not be realized. Any future determination requiring the write off of goodwill or a significant portion of unamortized intangible assets could have an adverse effect on our financial condition and results of operations.

Our inability or failure to protect our intellectual property could have a negative impact on our operating results.

We own 10 trademark registrations that we currently use and consider to be material to the successful operation of our business, including the marks BRIGHT NOW!®, CASTLE DENTAL®, MONARCH DENTAL®, NEWPORT DENTAL® and SMILES FOR EVERYONE®. We also have several additional pending trademark applications for marks that we currently use and consider to be material to the successful operation of our business, including SMILE BRANDSSM. We regard our trademarks, copyrights, service marks and other intellectual property as critical to our success. In addition to our registered marks and pending applications, our principal intellectual property rights include rights to our domain names, databases and information management systems. The steps we take to protect our proprietary rights may be inadequate. Our trademark applications may not be granted, and we may not be able to secure the right to use the filed for marks. Our competitors or others may adopt trademarks or service marks similar to our marks or try to prevent us from using our marks because laws protecting trademarks and similar proprietary rights are unclear. Therefore, we may be unable to prevent third parties from acquiring trademarks or service marks that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. If we are unable to protect or preserve the value of our trademarks, or other proprietary rights for any reason, our brand and reputation could be impaired or diluted and we may see a decline in revenues.

Events or rumors relating to our brand names could significantly impact our business.

Recognition of our brand names, including SMILE BRANDSSM, BRIGHT NOW!®, MONARCH DENTAL®, CASTLE DENTAL®, and NEWPORT DENTAL® and the association of those brands with quality, comprehensive dental care are an integral part of our business. The occurrence of any events or rumors that cause patients to no longer associate the brands with quality, comprehensive dental care may materially adversely affect the value of the brand names and demand for dental services at our affiliated dental groups.

Risks Related to our Common Stock and this Offering

Freeman Spogli will beneficially own approximately 45.6% of our common stock after this offering and its interests may conflict with or differ from your interests as a stockholder.

After the consummation of this offering, Freeman Spogli will beneficially own approximately 45.6% of our common stock. As a result, Freeman Spogli will have significant influence over the election of all of our directors and the approval of significant corporate transactions that require the approval of our board of directors or stockholders, such as mergers and the sale of substantially all of our assets. So long as Freeman Spogli continues to own a significant amount of the outstanding shares of our common stock, it will have the ability to exert significant influence over our corporate decisions. Freeman Spogli may act in a manner that advances its best interests and not necessarily those of other stockholders, including investors in this offering, by, among other things:

•	delaying, deferring or preventing a change in control of us;

•	entrenching our management and/or our board of directors;

•	impeding a merger, consolidation, takeover or other business combination involving us;

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us; or

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders.

Additionally, Freeman Spogli is in the business of making investments in companies and may in the future acquire interests in businesses that directly or indirectly compete with certain portions of our business or our suppliers or customers. Freeman Spogli may also pursue acquisitions that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

There has been no prior public market for our common stock and an active market may not develop or be maintained, which could limit your ability to sell shares of our common stock.

Prior to this offering, there has been no public market for our common stock, and the initial public offering price may bear no relationship to our book value, earnings history or other established criteria of value or to the price at which the common stock will trade after the offering. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market after the offering. An active public market for our common stock may not develop or be sustained after the offering. As a result, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

We expect that the price of our common stock will fluctuate significantly.

Volatility in the market price of our common stock may prevent you from being able to sell your common stock at or above the price you paid for your common stock. The market price for our common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects, including seasonal fluctuations in our financial performance;

•	conditions that impact demand for the services of our affiliated dentists;

•	the public’s reaction to our press releases, other public announcements and filings with the Securities and Exchange Commission;

•	changes in earnings estimates or recommendations by securities analysts who track our common stock;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in federal and state government regulation;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	arrival or departure of key personnel;

•	sales of common stock by us or members of our management team; and

•

changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Future sales of our common stock, or the perception that such sales may occur, could depress our common stock price.

Upon completion of this offering, our current stockholders will hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. Sales, or the perception that such sales may occur, by our current stockholders, in particular by our directors and executive officers and our largest stockholder, Freeman Spogli, of a substantial number of shares after this offering could significantly reduce the market price of our common stock.

We, our directors and executive officers, and all of our stockholders have agreed with the underwriters that, without the prior written consent of Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc., we and they will not, subject to certain exceptions and an 18-day extension, during the period ending 180 days after the date of this prospectus offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

All of our shares of common stock will be freely tradable after the expiration of the lock-up agreements, excluding any shares acquired by persons who may be deemed to be our affiliates. Approximately 9,190,700 shares of our common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the Securities Act of 1933, or the Securities Act. The underwriters, in their sole discretion and at any time without notice, may release all or any portion of the shares of our common stock subject to the lock-up agreements.

In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of common stock reserved for issuance in respect of incentive awards to our officers and certain of our employees. If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. See the information under the heading “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering.

Investors in this offering will experience immediate and substantial dilution.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate dilution of $20.59 per share, representing the difference between the assumed initial public offering price of $17.00 per share, which is the mid-point of the range set forth on the cover of this prospectus, and our as adjusted net tangible book deficit per share after giving effect to this offering.

The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.

As a result of this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. We anticipate that we may need to upgrade our systems, implement additional financial and management controls, reporting systems and procedures, implement an internal audit function, and hire additional accounting and internal audit staff. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a stand-alone public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we would expect to file with the Securities and Exchange Commission in March 2012, and will require in the same report, a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify additional deficiencies. We may not be able to remediate any future deficiencies in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our stock could decline if one or more equity analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Investors must look solely to stock appreciation for a return on their investment in us because we do not currently intend to pay cash dividends on our common stock.

We do not anticipate paying cash dividends to the holders of our common stock in the foreseeable future. We anticipate that we will retain all of our future earnings, if any, for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends on our common stock in the future will be at the discretion of our board of directors. Investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

Our restated certificate of incorporation and our amended and restated bylaws will contain, and Delaware law contains, provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of our restated certificate of incorporation and amended and restated bylaws that will be adopted by us upon the consummation of this offering and Delaware law may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our board of directors. These provisions include:

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;

•	eliminating the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder’s acquisition of our stock was approved in advance by our board of directors. Together, these charter and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.

The existence of the foregoing provisions and anti-takeover measures, as well as the significant common stock beneficially owned by Freeman Spogli, could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

FORWARD-LOOKING STATEMENTS AND

STATISTICAL DATA AND MARKET INFORMATION

This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words, although not all forward-looking statements contain these words. These statements are only predictions.

Any forward-looking statements contained in this prospectus are based upon our historical performance and on our current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from those indicated in these statements.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified the statistical and other industry data generated by independent parties and contained in this prospectus and, accordingly, we cannot guarantee their accuracy or completeness.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the common stock will be approximately $112.5 million, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions of approximately $8.7 million and estimated offering expenses payable by us of approximately $3.8 million, which include legal, accounting, printing and other offering expenses. Our net proceeds will increase by approximately $17.4 million if the underwriters’ option to purchase additional shares is exercised in full. Each $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) the net proceeds to us of this offering by approximately $6.8 million, assuming the number of shares offered by us, as listed on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to redeem all of our Series A preferred stock, including accrued and unpaid dividends, and the outstanding option to purchase shares of Series A preferred stock, for approximately $88.8 million and, with the remaining proceeds, repay $23.7 million of the amount outstanding under our term loan facility. The term loan facility has a maturity date of February 26, 2015. At April 21, 2010, we had $139.0 million outstanding under the term loan facility that bore interest at a weighted average rate of 4.16% per annum.

Pending the uses described herein, we will invest the net proceeds in short-term, investment grade, interest-bearing securities.

DIVIDEND POLICY

We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business, and we do not anticipate paying any cash dividends in the future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2009:

•	on an actual basis;

•

on a pro forma basis to reflect the reclassification of the liquidation value of preferred stock in the amount of $85.2 million from stockholders’ equity to other current liabilities for the redemption of all outstanding preferred stock based on the intended use of proceeds of this offering; and

•

on a pro forma as adjusted basis to reflect the sale of shares of common stock by us in this offering at an assumed initial public offering price of $17.00 per share (the midpoint of the range indicated on the cover of this prospectus), after deducting underwriting discounts and commissions of approximately $8.7 million and estimated offering expenses payable by us of approximately $3.8 million and the application of the net proceeds of this offering as described under “Use of Proceeds.”

	As of December 31, 2009
(in thousands)	Actual	Pro forma	Pro forma as adjusted
Cash and cash equivalents	$4,482	$4,482	$4,482

Long-term debt and capital lease obligations (including current portion)(1)	$141,587	$141,587	$117,898

Stockholders’ equity:
Preferred stock, $0.01 par value; 10,000,000 shares authorized and 511,039 shares outstanding, actual; 10,000,000 shares authorized and no shares outstanding, as adjusted	32,651	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized and 12,115,394 shares issued and outstanding, actual; 100,000,000 shares authorized and 19,468,394 shares issued and outstanding, as adjusted	121	121	195
Additional paid-in capital	140,778	88,259	200,637
Retained earnings(2)	7,040	7,040	3,447
Noncontrolling interest	478	478	478

Total stockholders’ equity	181,068	95,898	204,757

Total capitalization	$322,655	$237,485	$322,655

(1)	In February 2010, we refinanced our first lien and second lien credit facilities that were in existence as of December 31, 2009 with a $144.0 million secured term loan facility and a $25.0 million secured revolving loan facility. The table above does not reflect this refinancing. As of April 21, 2010, we had $139.0 million outstanding under our term loan facility and we did not have any amounts outstanding under our revolving loan facility. We intend to repay $23.7 million of the amount outstanding under our term loan facility with a portion of the net proceeds from this offering.
(2)	The amount of retained earnings under the pro forma as adjusted column reflects the reduction of pro forma retained earnings by $3.6 million, which represents the accretion of the preferred stock and preferred stock options from $85.2 million as of December 31, 2009 to approximately $88.8 million as of the expected redemption date.

Our capitalization information represented above excludes:

•	1,892,865 shares of common stock subject to options outstanding;

•	1,700,000 shares of common stock available for issuance pursuant to our 2010 Performance Incentive Plan; and

•	1,102,950 shares of common stock issuable upon the exercise of the underwriters’ over-allotment option.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of common stock you pay and the as adjusted net tangible book value per share of our common stock after this offering. Our net tangible book deficit as of December 31, 2009 was $93.5 million, or $7.72 per share of common stock. We calculate net tangible book value per share by calculating the total assets less goodwill and other intangible assets and total liabilities, and dividing by the number of shares of common stock outstanding.

Net tangible book value dilution per share represents the difference between the amount per share paid by new investors who purchase shares in this offering and the as adjusted net tangible book value per share of common stock immediately after completion of this offering. As of December 31, 2009, after giving effect to the application of the estimated net proceeds to us in this offering as described under “Use of Proceeds,” our as adjusted net tangible book deficit would have been $69.8 million, or $3.59 per share, assuming that the shares offered under this prospectus are sold at a public offering price of $17.00 per share (the mid-point of the range set forth in the cover page of this prospectus). This represents an immediate increase in net tangible book value of $4.13 per share to existing stockholders, and an immediate dilution in net tangible book value of $20.59 per share to new investors in the offering. The table below illustrates this per share dilution as of December 31, 2009:

Assumed initial public offering price per share		$17.00
Net tangible book deficit per share of common stock as of December 31, 2009	$(7.72)
Increase in net tangible book value per share attributable to new investors	$4.13

As adjusted net tangible book deficit per share after this offering		$(3.59)

Dilution in net tangible book value per share to new investors		$20.59

A $1.00 increase (decrease) in the assumed public offering price of $17.00 per share would increase (decrease) our as adjusted net tangible book value per share after this offering by $4.48, and the dilution to new investors by $20.24 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, our as adjusted net tangible book deficit will increase to $2.55 per share, representing an increase to existing holders of $5.17 per share, and there will be an immediate dilution of $19.55 per share to new investors.

The following table sets forth, on an as adjusted basis as of December 31, 2009, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing holders of common stock and by new investors, at an assumed initial public offering price of $17.00 per share, before deducting underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	12,115,394	62.2%	$102,229,362	45.0%	$8.44
New investors	7,353,000	37.8	125,001,000	55.0	17.00

Total	19,468,394	100.0%	$227,230,362	100.0%	$11.67

The above table excludes 1,892,865 shares of common stock subject to options outstanding, 1,700,000 shares of common stock available for issuance pursuant to our 2010 Performance Incentive Plan and 1,102,950 shares of common stock issuable upon the exercise of the underwriters’ over-allotment option.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

We were founded in March 2005 for the purpose of acquiring Smile Brands Inc. (formerly Bright Now! Dental, Inc.) and its subsidiaries, or Smile Brands Inc. We acquired Smile Brands Inc. in a merger combination on May 24, 2005. In connection with the merger, Smile Brands Inc. became our wholly owned subsidiary. In the presentation of financial information below, Smile Brands Inc., prior to the acquisition, is referred to as the “predecessor” and we, together with our wholly owned subsidiaries, including Smile Brands Inc., are referred to as the “successor.” The financial data gives effect to the 11.8538-for-1 split of our common stock that we intend to complete prior to the effectiveness of our registration statement related to this offering.

The following table sets forth selected consolidated financial data for us and our predecessor for the periods ended May 24, 2005, December 31, 2005, December 31, 2006, December 31, 2007, December 31, 2008 and December 31, 2009. The selected consolidated financial data for the fiscal years ended December 31, 2007, 2008 and 2009 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data for the periods ended May 24, 2005, December 31, 2005 and December 31, 2006 were derived from our and our predecessor’s audited consolidated financial statements not included in this prospectus.

The financial and other data set forth below should be read in conjunction with, and are qualified in their entirety by, reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor	Successor
	Jan. 1 through May 24, 2005	May 25 through Dec. 31, 2005	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2008	Year Ended Dec. 31, 2009
	($ amounts in thousands except per share and other data)
Consolidated Statements of Operations:
Revenues:
Net dental services	$144,092	$214,438	$386,458	$421,111	$439,415	$450,659
Other	2,652	3,750	6,214	6,042	5,609	5,865

Total revenues	146,744	218,188	392,672	427,153	445,024	456,524
Operating costs and expenses:
Dental services	111,986	171,004	304,019	331,383	342,499	338,687
Field support	10,434	15,563	28,662	29,603	30,671	31,908
General and administrative	12,000	14,603	25,920	28,268	29,784	30,661
Depreciation and amortization	3,215	6,538	12,255	12,596	12,830	13,877
Loss (gain) on asset dispositions	92	(2)	25	983	410	322
Goodwill and trademark impairment	—	—	—	7,108	23,429	—
Merger transaction and related costs	16,848	—	—	—	—	—

Total operating costs and expenses	154,575	207,706	370,881	409,941	439,623	415,455
Income (loss) from operations	(7,831)	10,482	21,791	17,212	5,401	41,069
Other expense (income):
Financing fees and loss on debt extinguishments–net	12,804	—	—	—	—	—
Interest expense–net	9,301	11,218	19,878	21,307	18,188	14,676
Interest rate swap expense (income)–net	(256)	(832)	(610)	960	2,307	590

Total other expense	21,849	10,386	19,268	22,267	20,495	15,266
Income (loss) before provision for income taxes	(29,680)	96	2,523	(5,055)	(15,094)	25,803
Provision (benefit) for income taxes	1,607	2,689	4,482	3,065	(3,322)	(20,164)

Net (loss) income	(31,287)	(2,593)	(1,959)	(8,120)	(11,772)	45,967

	Predecessor	Successor
	Jan. 1 through May 24, 2005	May 25 through Dec. 31, 2005	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2008	Year Ended Dec. 31, 2009
	($ amounts in thousands except per share and other data)
Less: Net income attributable to non-controlling interests	66	115	258	279	206	247

Net (loss) income attributable to Smile Brands Group Inc.	(31,353)	(2,708)	(2,217)	(8,399)	(11,978)	45,720
Less: Preferred stock dividends accrued in-kind	1,600	3,452	6,166	6,863	7,660	8,505
Dividends accrued in-kind on outstanding vested preferred stock options	—	—	145	260	417	599

Net (loss) income attributable to common stockholders	$(32,953)	$(6,160)	$(8,528)	$(15,522)	$(20,055)	$36,616

Net (loss) income attributable to common stockholders per share:
Basic	$(1.24)	$(0.51)	$(0.70)	$(1.28)	$(1.66)	$3.02

Diluted	$(1.24)	$(0.51)	$(0.70)	$(1.28)	$(1.66)	$2.92

Weighted average common shares outstanding:
Basic	26,616,593	12,115,394	12,115,536	12,116,674	12,115,394	12,115,394

Diluted	26,616,593	12,115,394	12,115,536	12,116,674	12,115,394	12,556,802

Other Data:
Adjusted EBITDA (in thousands)(1)	$15,651	$17,863	$35,655	$39,681	$44,074	$56,745
Number of dental offices at period end	276	276	291	298	295	303
Number of operatories at period end	2,920	2,972	3,143	3,282	3,281	3,384
Dental services profit margin(2)	23.7%	21.6%	22.6%	22.4%	23.0%	25.8%
Revenue per dentist day(3)	N/A	N/A	N/A	$3,206	$3,414	$3,657
Comparable office revenue growth(4)	N/A	N/A	6.4%	5.4%	3.2%	1.3%

	As of December 31, 2009
	Actual	Pro forma(5)	Pro forma as adjusted(6)

Balance Sheet Data (in thousands):
Cash and cash equivalents	$4,482	$4,482	$4,482
Total assets	410,695	410,695	410,695
Long-term debt and capital lease obligations, including current portion	141,587	141,587	117,898
Total stockholders’ equity	181,068	95,898	204,757

(1)	Adjusted EBITDA represents net (loss) income attributable to Smile Brands Group Inc. plus provision (benefit) for income taxes, interest expense–net, interest rate swap expense (income)–net, depreciation and amortization, financing fees and loss on debt extinguishments–net, merger transaction and related costs, integration costs related to acquisitions, reorganization costs, one-time management equity accretion incentive, goodwill and trademark impairment, loss (gain) on asset dispositions, stock-based compensation expense and equity sponsor expenses. We have presented Adjusted EBITDA because we consider it an important supplemental measure of our operating performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses Adjusted EBITDA as an additional measurement tool for purposes of business decision-making, including developing budgets, managing expenditures, and evaluating potential acquisitions or divestitures. Other companies in our industry may calculate Adjusted EBITDA differently than we do. In addition, Adjusted EBITDA as presented in this prospectus differs from adjusted EBITDA as calculated for compliance with the financial covenants in our prior and current credit facilities. For purposes of our credit facilities that we entered into in February 2010, we add all of the adjustments shown below, except for equity sponsor expenses, to net (loss) income attributable to Smile Brands Group Inc. For purposes of our prior first and second lien credit facilities, we added back (in addition to the adjustments shown below) construction period rent expenses and board of directors’ fees to net (loss) income attributable to Smile Brands Group, Inc. Adjusted EBITDA is not a measure of operating performance under GAAP and should not be considered as a substitute for, or superior to, net income prepared in accordance with GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

The following table contains a reconciliation of our net (loss) income attributable to Smile Brands Group Inc. determined in accordance with GAAP to Adjusted EBITDA:

	Predecessor	Successor
	Jan. 1 through May 24, 2005	May 25 through Dec. 31, 2005	Year Ended Dec. 31, 2006	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2008	Year Ended Dec. 31, 2009
		(in thousands)
Net (loss) income attributable to Smile Brands Group Inc.	$(31,353)	$(2,708)	$(2,217)	$(8,399)	$(11,978)	$45,720
Provision (benefit) for income taxes	1,607	2,689	4,482	3,065	(3,322)	(20,164)
Interest expense–net	9,301	11,218	19,878	21,307	18,188	14,676
Interest rate swap expense (income)–net	(256)	(832)	(610)	960	2,307	590
Depreciation and amortization	3,215	6,538	12,255	12,596	12,830	13,877
Financing fees and loss on debt extinguishments–net	12,804	—	—	—	—	—
Merger transaction and related costs(a)	16,848	—	—	—	—	—
Integration costs related to acquisitions(b)	1,645	—	—	—	—	—
Reorganization costs(c)	—	596	93	518	455	89
One-time management equity accretion incentive(d)	1,042	—	—	—	—	—
Goodwill and trademark impairment	—	—	—	7,108	23,429	—
Loss (gain) on asset dispositions	92	(2)	25	983	410	322
Stock-based compensation expense	—	312	1,720	1,519	1,656	1,554
Equity sponsor expenses(e)	706	52	29	24	99	81

Adjusted EBITDA	$15,651	$17,863	$35,655	$39,681	$44,074	$56,745

(a)	Merger transaction and related costs reflects costs incurred in connection with our acquisition of Smile Brands Inc. in May 2005.
(b)	Integration costs related to acquisitions consist primarily of costs incurred in connection with our acquisition of Smile Brands Inc. in May 2005.
(c)	Reorganization costs represent non-recurring consulting fees and related costs for review of our centralized billing office and call center functions in 2008 and severance costs related to the integration of acquisitions by us of other DPM support services organizations.
(d)	One-time management equity accretion incentive represents the redemption of outstanding equity incentive awards of certain officers of Smile Brands Inc. in connection with our acquisition of Smile Brands Inc. in May 2005.
(e)	Equity sponsor expenses are fees and reimbursable costs paid to Gryphon Investors during the predecessor periods and reimbursable costs paid to Freeman Spogli & Co. during the successor periods, which we do not expect to continue after this offering. Equity sponsor expenses for the years ended December 31, 2008 and 2009 also include consulting fees that were paid to our director, Mr. Pulido, for services rendered pursuant to his consulting agreement, which terminated on December 31, 2009.

(2)	Dental services profit margin is equal to the amount obtained by dividing total revenues less dental services expenses by total revenues.
(3)	Revenue per dentist day is equal to net dental services revenues less net revenues produced by hygienists divided by dentist day count for the period measured. A dentist day is calculated as the time between a dentist’s or specialist’s first and last appointment on a given day divided by eight hours. A day may be fractionally reduced to the extent a dentist’s or specialist’s schedule of appointments spans less than eight hours. Prior to April 2006, we did not track dentist day count in the same manner. Therefore the data prior to 2007 is not comparable. The following table contains a reconciliation of net dental services revenues determined in accordance with GAAP to net dental services revenues less net revenues produced by hygienists:

	Year Ended December 31,
	2007	2008	2009
(in thousands)
Net dental services revenues	$421,111	$439,415	$450,659
Less: Net revenues produced by hygienists	42,113	47,957	52,155

Net dental services revenues less net revenues produced by hygienists	$378,998	$391,458	$398,504

(4)	Comparable office revenue growth represents the comparable office total revenues for the given period as a percentage of such office’s total revenues for the comparable prior period. Comparable office revenue is composed of total revenues at dental offices that have been operating for at least 13 full months prior to the end of the given period and which have not been closed, combined or sold during such period. Comparable office revenues have not been provided for periods prior to January 1, 2006 because of the inability to provide such information for Castle Dental prior to Smile Brands Inc.’s acquisition of Castle Dental in 2004.
(5)	Reflects, on a pro forma basis, the reclassification of the liquidation value of preferred stock in an amount of $85.2 million from stockholders’ equity to other current liabilities for the redemption of all outstanding preferred stock based on the intended use of proceeds of this offering. The pro forma amount does not reflect (a) the refinancing of our first lien and second lien credit facilities in February 2010 with a $144.0 million secured term loan facility and a $25.0 million secured revolving loan facility and (b) the repayment of $23.7 million of the amount outstanding under our secured term loan facility based on the intended use of proceeds of this offering.

(6)	Gives effect to the sale of 7,353,000 shares of common stock by us in this offering at an assumed initial public offering price of $17.00 per share, which is the midpoint of the range on the cover of this prospectus, after deducting underwriting discounts and commissions of approximately $8.7 million and estimated offering expenses payable by us of approximately $3.8 million and the use of proceeds therefrom as described under “Use of Proceeds.” A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would (decrease) increase long-term debt and increase (decrease) stockholders’ equity, each by $6.8 million, and would have no impact on cash and cash equivalents and total assets, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us. The proforma amount does not reflect the refinancing of our first lien and second lien credit facilities in February 2010 with a $144.0 million secured term loan facility and a $25.0 million secured revolving loan facility. As of April 21, 2010, we had $139.0 million outstanding under our term loan facility and we did not have any amounts outstanding under our revolving facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” In accordance with factors for consolidation under generally accepted accounting principles in the United States, we consolidate the net assets and results of operations of the affiliated dental groups operating under business support services agreements with us. As a result, references to our revenues, our expenses and similar items relating to our results of operations and net assets includes the revenues, expenses and similar items of affiliated dental groups and all transactions between the affiliated dental groups and us, such as the service fees we charge, are eliminated in consolidation.

Overview

We provide support services on an exclusive basis to dental groups in some of the largest and fastest growing demographic markets in the United States. We operate under long term agreements with affiliated dental groups pursuant to which we provide business support services, non-clinical personnel, facilities and equipment. In exchange for providing these services, we receive a fee based on the number of dental operatories provided to the affiliated dental groups plus reimbursement of certain costs incurred by us in connection with fulfilling our responsibilities under these services agreements. Each of these agreements is for an initial term of five to ten years with successive automatic one-year renewal terms, unless terminated at least six months before the end of the initial term or any renewal term. Our services support more than 1,100 dentists and hygienists practicing in over 300 offices nationally.

Our revenues are comprised primarily of dental services, which consist of the consolidated revenues of our affiliated dental groups and revenues earned by ConsumerHealth. ConsumerHealth is our wholly owned subsidiary that operates 14 dental offices and a dental plan under the Knox-Keene Health Care Service Plan Act of 1975, as amended. Our other revenues primarily consist of dental plan premiums received by our capitated plan operated by ConsumerHealth and interest income earned on the dental services fees we finance for patients. Approximately 75%, 77% and 78% of total revenues for the years ended December 31, 2007, 2008 and 2009, respectively, were derived from patients with private insurance plans. Our revenues have increased over the past several years, driven primarily by the opening of de novo offices, growth in new and recall patient flow, increased dentist and hygienist productivity, the expansion of specialty services, increased volume of hygiene services and the hiring of additional dentists and hygienists.

We intend to grow our revenues primarily through supporting the opening of de novo offices in our existing and new markets where we can leverage on our strong brand names and national infrastructure. We supported the opening of 15, 5 and 12 de novo offices for the years ended December 31, 2007, 2008 and 2009, respectively. We reduced the number of de novo openings in 2008 in reaction to our concerns over the weakening U.S. economy. While the cost per de novo office will vary based on size and region, we estimate that the average office build-out, including tenant improvements (net of allowances), furniture and fixtures, dental equipment and computer equipment, will cost approximately $550,000. Based on our historical results, we expect de novo offices, on average, to become cash flow positive within six months, with recovery of our investment occurring within 30 months after the office opens.

Our operating costs and expenses consist of dental services expenses, field support expenses, general and administrative expenses, depreciation and amortization, loss (gain) on asset dispositions, and goodwill and trademark impairment charges. Substantially all of our dental services expenses are directly associated with operating the dental facilities and consist principally of dental office labor, dental supplies, lab fees, rent, provision for doubtful accounts and other operating costs. Field support expenses consists primarily of regional management expenses, the costs of our centralized billing offices and call centers, and marketing and advertising expenses. General and administrative expenses consists of our corporate expenses including the costs of our executive and senior management and centralized functions, such as accounting, finance, human resources, information technology, operations services, purchasing, real estate and other similar functions.

Our operating costs have increased over the last several years as we have grown our business. However, excluding non-cash charges for depreciation and amortization and goodwill and trademark impairments, our operating costs as a percentage of total revenues have consistently decreased as we gained additional leverage over our operating cost structure. Much of the improvement in our cost structure over the last several years has occurred within dental services expenses, while our field support and general and administrative costs have remained relatively stable. Improvements in our cost structure have been driven largely by (i) removing administrative functions from the dental offices and centralizing them into our regional and corporate support departments where they can be more cost effectively performed and managed, (ii) leveraging our purchasing volumes to obtain favorable pricing from vendors for products and services, (iii) streamlining our business processes to optimize their effectiveness and minimize their cost and (iv) closing underperforming offices that were included in our acquisitions of Monarch Dental and Castle Dental. At the same time, we believe our business model has allowed affiliated dentists and hygienists to increase productivity as a result of their ability to treat an increased volume of patients. We expect to gain additional leverage over our operating cost structure in the future because we plan to continue leveraging our national infrastructure to support our de novo office roll-out and offices affiliated with other dental businesses we may acquire.

Other expense (income) consists primarily of interest expense, net, and interest rate swap expense (income), net. These expenses have generally decreased over the last several years as we have reduced our outstanding debt. In connection with the refinancing of our credit facilities in February 2010, we increased the amount of our outstanding debt by approximately $4.0 million but decreased the applicable interest rate. As a result of the refinancing we expect interest expense will continue to decrease over the next twelve months unless we make acquisitions or otherwise utilize our revolving loan facility.

Absent the impact and timing of the opening of de novo offices and any acquisitions, our revenues have historically been higher in the first quarter and lower in the fourth quarter of the year due to timing of holidays and fluctuations in patient volumes, which are primarily impacted by the amount of third party payor benefits remaining for a patient during the year.

Our primary sources of liquidity are cash provided by operations and available borrowings under our credit facilities. The service fees we receive from PCs and their reimbursements of certain costs we incur on their behalf are our primary source of cash from operations. To the extent the affiliated dental groups do not generate sufficient revenues to pay a significant portion of our service fee, after paying for their expenses and reimbursing us for our costs, we may not have sufficient cash to meet our debt obligations.

In accordance with generally accepted accounting principles in the United States, we consolidate the operating results and net assets of affiliated dental groups with our financial statements. Affiliated dental groups, however, do not guaranty or pledge their assets to secure our indebtedness under our credit facilities and our stockholders do not have direct recourse to the PC’s assets. Each PC, though, has granted to us a security interest in its assets (other than patient records and other assets that cannot be pledged under applicable law) as security for the PC’s payment of our service fee and reimbursable costs. The primary assets of PCs are cash and receivables from patients and third party payors and their primary liabilities are payables for their direct expenses, such as payables for salaries of dental professionals and payables due to us, which are eliminated through consolidation.

Key Financial Measures and Performance Indicators

In assessing the performance of our business, we consider a variety of financial measures and performance indicators that directly or indirectly impact our revenue and profitability. We believe the most important measures and indicators for our business are:

Revenue Related Financial Measures and Performance Indicators

Comparable Office Revenues. Comparable office revenues represent total revenues for dental offices that have been operating for at least 13 full months prior to the end of a given period and which have not been closed, combined or sold during such period. Measuring the year-over-year change in comparable office revenues allows us to evaluate how affiliated dental offices are performing. We believe various factors affect comparable office revenues, including patient demand for dental services, economic trends, dentist and hygienist staffing levels, availability of dentists and hygienists, pricing, competition, visibility and accessibility of the dental offices, quality of the tenants surrounding the dental offices, office hours and the level of customer service provided inside and outside of the dental offices.

New and Recall Patient Count. A new patient is counted when service is provided to a patient with no previous transaction history with one of our affiliated dental offices. A recall patient is counted when a patient of record receives a recall exam appropriate to their periodontal condition. While some services may require a patient to visit an office multiple times before the service is complete, those follow-on visits are not included in the count of either new or recall patients. Measuring the year-over-year change in new and recall patient count helps us to evaluate how the affiliated dental offices are performing. It also helps with evaluating demand for services which influences decision-making relating to matters such as appropriate staffing levels and recruiting needs. In addition, it influences decision-making processes relating to our marketing, sales and advertising strategies and helps us with evaluating the effectiveness of those strategies. Further, with respect to recall patient count, it allows us to evaluate the ability of affiliated dentists to encourage patients to complete their diagnosed dental treatment plans.

Dentist Day Count. A dentist day is calculated as the time between a dentist’s or specialist’s first and last appointment on a given day divided by eight hours. A day may be fractionally reduced to the extent a dentist’s or specialist’s schedule of appointments spans less than eight hours. Measuring the year-over-year and quarter-over-quarter change in dentist day count allows us to evaluate the productivity and efficiency of affiliated dental offices and affiliated dentists. It also helps us with evaluating the production capacity of affiliated dental offices which influences decision-making relating to matters such as appropriate staffing levels and recruiting needs.

Revenue per Dentist Day. Revenue per dentist day is equal to net dental services revenues less net revenues produced by hygienists divided by the dentist day count for the period measured. Measuring the year-over-year and quarter-over-quarter change in revenue per dentist day allows us to evaluate the productivity levels of the dental offices and affiliated dentists which influence decision-making around matters such as appropriate levels of training, development, staffing, recruiting, advertising and facility expansion opportunities.

Profitability Related Financial Measures

Adjusted EBITDA. We define Adjusted EBITDA as net (loss) income attributable to Smile Brands Group Inc. plus provision (benefit) for income taxes, interest expense–net, interest rate swap expense (income)–net, depreciation and amortization, reorganization costs, goodwill and trademark impairment, loss on asset dispositions, stock-based compensation expense and equity sponsor expenses. We believe the exclusion of certain non-recurring items is necessary to provide the most accurate measure of our core operating results and as a means to evaluate period-to-period results. We use Adjusted EBITDA as a measurement tool for purposes of business decision-making, including developing budgets, managing expenditures, and evaluating potential acquisitions or divestitures.

Dental Services Profit Margin. Dental services profit margin is equal to the amount obtained by dividing total revenues minus dental services expenses by total revenues. Measuring the year-over-year change in dental services profit margin allows us to evaluate how affiliated dental offices are performing. It also influences our decision-making process related to cost management strategies and helps us with evaluating the effectiveness of those strategies.

Field Support Expenses as a Percentage of Total Revenues. Field support expenses as a percentage of total revenues is equal to the amount obtained by dividing field support expenses by total revenues. Measuring the year-over-year change in field support expenses as a percentage of revenues allows us to evaluate the efficiency of our field support functions. It also influences our decision-making process around cost management strategies and helps us with evaluating the effectiveness of those strategies.

General and Administrative Expenses as a Percentage of Total Revenues. General and administrative expenses as a percentage of total revenues is equal to the amount obtained by dividing general and administrative expenses by total revenues. Measuring the year-over-year change in general and administrative expenses as a percentage of revenues allows us to evaluate the efficiency of our corporate support functions. It also influences our decision-making process related to cost management strategies and helps us with evaluating the effectiveness of those strategies.

Critical Accounting Policies and Estimates

This discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. To prepare our financial statements in conformity with GAAP, we must make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses in the reporting period. Our actual results may differ from these estimates. We have provided a summary of our significant accounting policies in Note 2 to our consolidated financial statements included elsewhere in this prospectus. We describe below those accounting policies that require material subjective or complex judgments and that have the most significant impact on our financial condition and results of operations. Our management evaluates these estimates on an ongoing basis, based upon information currently available and on various assumptions management believes are reasonable as of the date on the front cover of this prospectus.

Basis of Consolidation. We prepare our consolidated financial statements in accordance with Accounting Standards Codification Topic 810-10, or ASC 810, which provides for consolidation of variable interest entities of which we are the primary beneficiary. We have concluded that the PCs meet the definition of variable interest entities as defined by this standard and that we are the primary beneficiary of these variable interest entities as defined therein. We concluded that the PCs meet the definition of variable interest entities because we determined that the equity investment at risk by each PC owner, which has not been more than $1,000, is not sufficient on a quantitative or qualitative basis to support each PC’s activities without additional financial support from us, which is provided through (i) our deferral of service fees due to us from the PCs when the PCs lack sufficient cash flow to pay the service fees in full and (ii) our capital investments in facilities and dental equipment used by the PCs in the operation of their dental practices. We determined that we are the primary beneficiary, as defined in ASC 810-10-38, of the PCs because (i) we absorb the majority of expected losses of the PCs through our deferral of the PCs’ service fees and the fact that we have, since our inception, had to continuously defer service fees for all PCs, (ii) no other party provides financial support to the PCs and (iii) we have the power to direct the activities of the PCs that most significantly impact the PCs’ economic performance, such as determining where and when to build out and equip de novo offices, which is the most significant capital expenditure decision, and advising on how to effectively advertise and determining the amount to expend on such advertising. Accordingly, the assets and liabilities and results of operations of the affiliated dental groups operating under the business support services agreements are included in our consolidated financial statements and all transactions between the affiliated dental groups and us, such as the service fees we charge, have been eliminated.

Revenue Recognition. Dental services revenue is generally recognized as services are provided and reported at estimated net realizable amounts due from patients, third party payors and others for services rendered. Through our billing system, we record and report net dental service revenue for each patient at rates that reflect the amount expected to be collected, based on unique fee schedules for each insurance plan which include pre-determined contractual rates with the insurance providers and co-payments and deductibles to be received from patients. The process of estimating the ultimate amount of revenue to be collected is subjective and requires the application of judgment based on many factors, including contractual reimbursement rates, the determination of covered and uncovered benefits under the insurance plans and other relevant information. As a result of the inherent complexity of these calculations, our actual revenues, net income, and accounts receivable could vary from the amounts reported.

Orthodontic revenues, which are included in net dental services revenues, are recognized on the proportional performance method based on the ratio of costs incurred to the total estimated costs over the life of an orthodontic contract. Recognition of orthodontic revenues is dependent on a number of factors, including the accuracy of a variety of estimates involving progress of the orthodontic procedure and total costs for the treatment.

ConsumerHealth and our affiliated dental groups have agreements with various dental maintenance organizations, or DMOs, to provide dental services to subscribing participants. Under these agreements, monthly capitation payments are received based on the number of DMO enrollees assigned to ConsumerHealth and our affiliated dental groups. ConsumerHealth and our affiliated dental groups are then responsible for providing the necessary dental services and collecting any appropriate co-payment from the enrollees. Capitation revenues are recognized in the month that ConsumerHealth and our affiliated dental groups are obligated to provide dental services.

Accounts Receivable and Allowances for Doubtful Accounts. Accounts receivable include amounts due from patients and third party payors, including indemnity and preferred provider organizations, capitated plans, and government plans. Most accounts, other than for orthodontic treatments, are due as services are provided. However, we extend credit for terms up to 24 months to some patients in the normal course of business. Estimated co-payments are generally collected at the time of service based on the insurance plan fee schedule, deductible provisions and list of covered benefits for each plan. If the proper amount of co-payment is not fully collected at the time of service, the patient will be billed for the difference and an account receivable from the patient will be established on such date of service.

We provide an allowance for doubtful accounts against the accounts receivable and report those receivables on the balance sheet at their estimated net realizable value. The allowance for doubtful accounts provides for those accounts for which payment is not expected to be received and is determined based upon management’s periodic analyses and evaluation of accounts receivable, which considers historical realization data, receivable aging trends, collection trends, other operating trends, and relevant business conditions. Following this methodology, reserves for doubtful accounts are established based on the number of months receivables are past their due date. The reserve percentages established against the receivables increase with each month that receivables age past their due date. The reserve percentages ultimately reach the full amount of the receivable once receivables are 12 months past their due date, except for certain orthodontic receivables, which become fully reserved once they are 18 months past their date of service. Determination of the allowance requires management to make certain estimates and assumptions that affect the reported amount of the allowance. Actual results could differ from those estimates.

Collection efforts on accounts receivable differ by the type of receivable being collected. We dedicate different teams to collecting insurance receivables versus patient receivables. Insurance collections depend more heavily on supplying all required documentation and ensuring that all questions are answered regarding a patient’s eligibility, the type of service rendered, and other questions the insurance company may raise. Differences between amounts billed and amounts collected from insurance companies generally stem from issues related to fee schedules, covered benefits, and the patient’s eligibility. In the event an insurance company denies payment of a claim and such denial is determined to be valid or we are unsuccessful at resolving the denial, such amounts are billed to the patient for settlement and are due immediately. Collection from patients requires a more personal effort, including follow-up by phone and a series of collection letters that are automatically generated by our systems.

It is our policy to write off receivables once all reasonable collection efforts have been exhausted. As a result of this policy, a significant amount of management’s judgment is required and the age of the receivables written off will vary. However, because of our experience and expertise with collecting on delinquent accounts, receivables are typically not written off prior to 12 months past their due date and may remain on the aging schedule for several months beyond this threshold if management has reason to believe a past due balance has potential to be collected. For example, at December 31, 2009, we carried $7.2 million of patient receivables that had aged more than 360 days beyond their date of billing. While receivables may remain on the aging schedule beyond 12 months past their due date, substantially all receivables, other than those for certain orthodontic services, are fully reserved for regardless of amount once they reach 12 months past their due date.

The following table summarizes our accounts receivable agings as of December 31, 2009 and December 31, 2008. We age our accounts receivable differently depending on payor billing arrangements and, in the case of orthodontic receivables, the configuration of the billing system on which the receivables are billed and collected:

•

Receivables due from third party payors are aged by date of service because we generally bill third-party payors within three to five business days of delivering the service to the patient. Receivables due from third-party payors include amounts pending approval by third party payors.

•

Receivables due from patients are aged by date of billing because we bill patients at different times. Some amounts are billed to patients at the time of service but other amounts may be billed after the claim has been submitted to a third party payor, which could be significantly later than the date of service.

•

Certain receivables for orthodontic services are aged by date of service and other receivables for orthodontic services are aged by date of billing. We use two separate billing systems for orthodontic services that track accounts receivable aging differently: one system ages receivables by date of billing and the other ages receivables by date of service.

•

For patients to whom we have extended credit, for terms that can be up to 24 months, we age those receivables by days the receivable is past due. The receivables included within this category are aged based on the number of days by which a given account’s oldest delinquent amount due is beyond its scheduled payment date. Each account’s entire outstanding balance is included in the age range associated with the date of its oldest scheduled payment outstanding as of the date of the aging report.

	Days Aged as of December 31, 2009
Aging Type / Receivable Type	0-90	91-180	181-270	271-360	360+	Total
	(in thousands)
Aged by date of service:
Third-party payors	$16,863	$3,108	$1,444	$810	$1,603	$23,828
Orthodontics (third-party & patient)	2,544	1,954	1,282	825	1,881	8,486
Allowance for doubtful accounts	(1,108)	(1,101)	(1,037)	(979)	(3,252)	(7,477)

Total aged by date of service, net	$18,299	$3,961	$1,689	$656	$232	24,837

Aged by date of billing:
Patient self-pay	$6,791	$3,726	$2,576	$1,803	$7,240	22,136
Orthodontics (third-party & patient)	2,012	683	389	265	1,495	4,844
Allowance for doubtful accounts	(1,398)	(1,607)	(1,660)	(1,643)	(8,690)	(14,998)

Total aged by date of billing, net	$7,405	$2,802	$1,305	$425	$45	11,982

Aged by days past due:
Patient financed	$6,498	$941	$803	$294	$110	8,646
Allowance for doubtful accounts	(776)	(814)	(799)	(294)	(110)	(2,793)

Total aged by day past due, net	$5,722	$127	$4	$—	$—	5,853

Subtotal						42,672
Less: Unposted cash(1)						(496)
Less: Amounts reclassified to long term assets(2)						(495)
Plus: Unbilled orthodontic revenue, net(3)						3,319
Plus: Other receivables, net						166

Total accounts receivable, net						$45,166

	Days Aged as of December 31, 2008
Aging Type / Receivable Type	0-90	91-180	181-270	271-360	360+	Total
	(in thousands)
Aged by date of service:
Third-party payors	$15,485	$2,814	$1,236	$836	$2,547	$22,918
Orthodontics (third-party & patient)	2,496	1,845	1,363	855	2,020	8,579
Allowance for doubtful accounts	(1,312)	(1,160)	(1,063)	(1,055)	(4,333)	(8,923)

Total aged by date of service, net	$16,669	$3,499	$1,536	$636	$234	22,574

Aged by date of billing:
Patient self-pay	$7,276	$3,909	$3,349	$2,471	$13,751	30,756
Orthodontics (third-party & patient)	1,889	718	433	308	2,718	6,066
Allowance for doubtful accounts	(1,651)	(1,798)	(2,153)	(2,091)	(16,235)	(23,928)

Total aged by date of billing, net	$7,514	$2,829	$1,629	$688	$234	12,894

Aged by days past due:

Patient financed	$2,682	$341	$186	$68	$26	3,303
Allowance for doubtful accounts	(281)	(201)	(181)	(68)	(26)	(757)

Total aged by day past due, net	$2,401	$140	$5	$—	$—	2,546

Subtotal						38,014
Less: Unposted cash(1)						(171)
Plus: Unbilled orthodontic revenue, net(3)						3,193
Plus: Other receivables, net						173

Total accounts receivable, net						$41,209

(1)	Unposted cash represents cash receipts that have been deposited into the bank accounts of the affiliated dental groups but have not been posted to the aged accounts in our billing system.
(2)	Amounts reclassified to long-term assets represent those portions of financed accounts receivable balances that have scheduled payment dates that extend more than 12 months beyond the end of the financial reporting period.
(3)	Unbilled orthodontic revenue represents the net revenue for orthodontic services that have been provided to patients but for which a bill has not yet been processed by us.

Our net accounts receivable increased by $4.0 million from December 31, 2008 to December 31, 2009 primarily as a result of expanding our internal financing program across more of our markets and our addition of 12 new dental locations. Our consolidated net days’ sales outstanding, excluding the impact of unbilled orthodontic receivables, was 33 and 36 days at December 31, 2008 and 2009, respectively. The change in days’ sales outstanding from 2008 to 2009 was due primarily to the expansion of our internal financing program, which extended the collection cycle on a greater percentage of our accounts receivable.

Concentration of credit risk with respect to accounts receivable is limited due to the large number of payors.

Goodwill and Intangible Assets. Goodwill and intangible assets represent the excess of purchase price over the fair value of net tangible assets acquired in business combinations accounted for under the purchase method of accounting. Intangible assets with indefinite useful lives include our acquired trademarked brand names, which are not subject to amortization. Intangible assets with definite lives include amounts assigned to our business support services agreements and non-compete agreements with certain administrative employees. Such intangible assets are amortized on a straight-line basis over the term of their estimated useful lives. Our business support services agreements are amortized between two and ten years, depending upon the nature of the agreement. Non-compete agreements are amortized over the terms of the related agreements, which range from one to four years. Intangible assets with definite lives are removed from the gross asset and accumulated amortization amounts in the reporting period in which the asset becomes fully amortized.

In accordance with Accounting Standards Codification Topic 350-20, Goodwill and Other Intangible Assets, or ASC 350, we test goodwill and intangible assets with indefinite lives for impairment annually or more frequently if circumstances indicate that impairment may have occurred. The impairment tests are conducted at the reporting unit level, as determined in accordance with ASC 350. As required by ASC 350, we evaluate the recoverability of goodwill based on a two-step impairment test. The first step compares the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount exceeds the fair value, then the second step of the impairment test is performed to measure the amount of the impairment loss. The fair value of each reporting unit is determined using a combination of discounted cash flows and market approaches. We test for impairment on an annual basis at December 31.

Stock-Based Compensation Plans. We have stock-based incentive plans that allow us to grant incentive stock options, nonqualified stock options, stock appreciation rights, and stock awards to our employees and certain nonemployees. We account for our stock-based compensation plans in accordance with the provisions of Accounting Standards Codification Topic 718, Compensation-Stock Compensation, or ASC 718. ASC 718 established the accounting for equity instruments exchanged for employee services. Under ASC 718, share-based compensation cost is measured at the grant date based on the calculated fair value of the award and this cost is recognized in the statement of operations over the period during which an employee is required to provide service in exchange for the award. We determine the grant-date fair value of employee stock options using the Black-Scholes option-pricing model and recognize within general and administrative expenses the related compensation expense on a straight line basis over the requisite service period of the award.

There are two significant elements in the Black-Scholes option pricing model: expected volatility and expected term. We use an independent valuation advisor to assist us in projecting expected stock price volatility. We also consider both the historical volatility of our peer group’s stock price as well as implied volatilities from exchange-traded options on our peer group’s stock. Our expected term represents the period that our stock options are expected to be outstanding and is determined using the simplified method described in ASC 718-10-30. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

Variable Compensation Accruals. We estimate variable compensation accruals related to annual compensation plans quarterly based upon the annual amounts expected to be earned and paid resulting from the achievement of certain financial and operating goals. Our estimates, which include compensation incentives for bonuses and other awards, are updated periodically based on changes in our financial and operating performance that could ultimately impact the amount of the actual final awards. Actual results reflected in our quarterly financial statements may vary due to the subjectivity involved in anticipating fulfillment of specific financial and operating goals, as well as the final determination and approval of amounts by our executive management.

Income Taxes. We account for income taxes under the provisions of Accounting Standards Codification Topic 740-10, Accounting for Income Taxes, or ASC 740. Under this method, we estimate our income tax provision to recognize our tax expense for the current period, and deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. In accordance with FASB Interpretation No. 48, Accounting for Income Tax Uncertainties, which has been incorporated into ASC 740 and was retroactively adopted effective January 1, 2007, we assess our tax positions on a more-likely-than-not standard to determine the actual amount of benefit or expense to recognize in the financial statements. Deferred tax assets are assessed based upon the likelihood or recoverability from future taxable income and, to the extent that recovery is not likely, a valuation allowance is established. The allowance is regularly reviewed and updated for changes in circumstances that would cause a change in judgment about the ability to realize the related deferred tax assets. These calculations and assessments involve complex estimates and judgments because the ultimate tax outcomes can be uncertain and future events unpredictable.

Results of Operations

The following table sets forth, for the periods indicated, our consolidated statements of operations and certain other information, each expressed as a percentage of total revenues. Amounts may not add to the totals due to rounding.

	Year Ended December 31,
	2007	2008	2009
Total revenues	100.0%	100.0%	100.0%
Operating costs and expenses:
Dental services	77.6	77.0	74.2
Field support	6.9	6.9	7.0
General and administrative	6.6	6.7	6.7
Depreciation and amortization	2.9	2.9	3.0
Loss on asset dispositions	0.2	0.1	0.1
Goodwill and trademark impairment	1.7	5.3	—

Total operating costs and expenses	96.0	98.8	91.0
Income from operations	4.0	1.2	9.0
Other expense (income):
Interest expense—net	5.0	4.1	3.2
Interest rate swap expense—net	0.2	0.5	0.1

Total other expense (income)	5.2	4.6	3.3

Income (loss) before provision for income taxes	(1.2)	(3.4)	5.7
Provision (benefit) for income taxes	0.7	(0.7)	(4.4)

Net (loss) income	(1.9)	(2.6)	10.1
Less: Net income attributable to non-controlling interest	0.1	0.0	0.1

Net (loss) income attributable to Smile Brands Group Inc.	(2.0)%	(2.7)%	10.0%

Adjusted EBITDA	9.3%	9.9%	12.4%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

Total revenues for the year ended December 31, 2009 increased $11.5 million, or 2.6%, to $456.5 million from $445.0 million for the year ended December 31, 2008. This increase in revenues was primarily attributable to $5.2 million in revenues from the addition of 12 de novo offices during 2009 and a 1.3% increase in comparable office revenues during 2009. This increase in revenues was offset by a $3.7 million reduction in revenues attributed to the closure, combination or sale of 10 offices between January 1, 2008 and December 31, 2009.

The increase in comparable office revenue was primarily driven by a 8.9% increase in comparable office recall patients, which helped drive a 7.3% increase in comparable office revenue generated by hygienists. In addition, dentist productivity improved as revenue per dentist day increased 7.1% during 2009 as compared to 2008.

Operating Costs and Expenses

Our total operating costs and expenses for the year ended December 31, 2009 decreased $24.2 million, or 5.5%, to $415.5 million from $439.6 million for the year ended December 31, 2008. As a percentage of revenues, our operating expenses decreased to 91.0% in 2009 from 98.8% in 2008. This, in turn, resulted in our income from operations as a percentage of revenue improving 780 basis points to 9.0% for the year ended December 31,

2009 from 1.2% for the year ended December 31, 2008. The decrease in our operating costs and expenses resulted primarily from a $23.4 million decrease in goodwill and trademark impairment charges and a $3.8 million decrease in dental services expenses, offset by increases in field support and general and administrative expenses.

Dental services. Dental services expenses for the year ended December 31, 2009 decreased $3.8 million, or 1.1%, to $338.7 million from $342.5 million for the year ended December 31, 2008. The decrease in dental services expenses was primarily attributable to an $8.3 million reduction in expenses attributable to comparable offices between January 1, 2008 and December 31, 2009 and a $3.2 million reduction in expenses primarily from the closure, combination or sale of 10 offices between January 1, 2008 and December 31, 2009. These decreases were offset by an increase in expenses of $7.7 million from de novo offices that opened after January 1, 2008. As a percentage of revenues, our dental services expenses decreased to 74.2% for the year ended December 31, 2009 from 77.0% for the year ended December 31, 2008. This in turn resulted in our dental services profit margin improving 280 basis points to 25.8% for the year ended December 31, 2009 from 23.0% for the year ended December 31, 2008. The improvement in our dental services profit margin resulted primarily from a 170 basis point improvement in dental office labor costs as a percentage of revenues over the prior year period, as well as improvements as a percentage of revenues in the provision for doubtful accounts, lab fees, facilities costs, and other dental operating costs. Aside from improvements realized through operating leverage over fixed costs, we achieved many of our cost improvements as a result of numerous cost reduction and process improvement initiatives we implemented over the previous 12 to 24 months. Some of these initiatives included the implementation of various labor management tools, standardization of dental office administration tasks, transitioning of lab services to preferred labs, enhancements to our accounts receivable management system, improvements in our billing and collection processes within our centralized billing offices and on-going consolidation of our vendor base.

Field support. Field support expenses for the year ended December 31, 2009 increased $1.2 million, or 4.0%, to $31.9 million from $30.7 million for the year ended December 31, 2008. The increase resulted primarily from a $1.1 million increase in labor costs and a $0.4 million increase in advertising expenses. The increase in labor costs was principally the result of an increase in incentive compensation across our field operations, sales and marketing teams and an increase in headcount within our centralized billing offices. The increase in advertising expenses was primarily as a result of the opening of 12 de novo offices during the year ended December 31, 2009, which we typically support with dedicated advertising campaigns during their first few months of operation. As a percentage of revenues, field support expenses increased to 7.0% for the year ended December 31, 2009 as compared to 6.9% for the year ended December 31, 2008.

General and administrative. General and administrative expenses for the year ended December 31, 2009 increased $0.9 million, or 2.9%, to $30.7 million from $29.8 million for the year ended December 31, 2008. This increase resulted largely from a $2.6 million increase in labor costs offset by reductions of $0.4 million in consulting and legal costs, $0.4 million in integration related expenses, $0.1 million in stock based compensation expenses and $0.4 million in other general and administrative expenses. The increase in labor costs was principally the result of an increase in incentive compensation expense and a higher employee headcount. The reduction of other general and administrative expenses was primarily the result of several cost reduction initiatives we implemented over the previous 12 to 24 months. These initiatives included the integration and streamlining of our telecommunications network, optimization of our management information systems network and reductions in the usage of delivery and courier services. While general and administrative expenses increased over the prior year, as a percentage of revenues they remained flat at 6.7% compared to the year ended December 31, 2008.

Depreciation and amortization. Depreciation and amortization expense for the year ended December 31, 2009 increased $1.0 million, or 8.2%, to $13.9 million from $12.8 million for the year ended December 31, 2008. This increase resulted primarily from a $0.7 million increase in depreciation associated with de novo stores openings between January 1, 2008 and December 31, 2009 and investments we made in new computer and telecommunications equipment.

Goodwill and trademark impairment. We had no goodwill and trademark impairment expense for the year ended December 31, 2009, as compared to goodwill and trademark impairment expense of $23.4 million for the year ended December 31, 2008. The impairment charge in 2008 resulted primarily from changes in estimates used to determine the fair market value of our reporting units resulting from changes in general economic conditions.

Other Expense (Income)

Interest expense, net. Interest expense, net, for the year ended December 31, 2009 decreased $3.5 million, or 19.3% to $14.7 million from $18.2 million for the year ended December 31, 2008. This decrease was primarily the result of reductions in outstanding debt over the course of 2009 and 2008 along with reductions in the interest rates on our variable rate debt in 2009 as compared to 2008. For the year ended December 31, 2009, our average debt outstanding was $154.3 million, a reduction of $20.8 million from the average debt outstanding of $175.1 million for the year ended December 31, 2008.

Interest rate swap expense, net. Interest rate swap expense, net, for the year ended December 31, 2009 decreased $1.7 million or 74.4% to $0.6 million from $2.3 million for the year ended December 31, 2008. The expense in both 2008 and 2009 stems from changes in the mark-to-market valuations of our London Interbank Offered Rate, or LIBOR, interest rate swap and collar instruments. LIBOR interest rates declined significantly during 2008, which affected the spread between market LIBOR interest rates and the fixed LIBOR rates of our interest rate swap and collar instruments. While LIBOR interest rates continued to decline during 2009, they did so at a lesser rate than in 2008. Thus the related expense in 2009 was less than the expense in 2008. See “—Liquidity and Capital Resources—Outstanding indebtedness—Interest Rate Swap Agreements.”

Income Taxes

Provision (benefit) for income taxes. Income tax benefit for the year ended December 31, 2009 was $20.2 million compared to $3.3 million of income tax benefit for the year ended December 31, 2008. The $16.8 million reduction in expense resulted primarily from the reversal in 2009 of a valuation allowance we had recorded against certain of our deferred tax assets.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues

Total revenues for the year ended December 31, 2008 increased $17.9 million, or 4.2%, to $445.0 million from $427.2 million for the year ended December 31, 2007. This increase in revenues was primarily attributable to $1.6 million in revenues from the addition of five de novo offices during 2008 and a 3.2% increase in comparable office revenues during 2008. This increase in revenues was offset by a $3.9 million reduction in revenues attributed to the closure, combination or sale of 16 offices between January 1, 2007 and December 31, 2008.

The increase in comparable office revenues was driven by increases in specialty services, recall patient exams and hygiene services along with improvements in dentist productivity. We measure dentist productivity through revenue per dentist day, which increased 6.5% during 2008 as compared to 2007.

Operating Costs and Expenses

Our total operating costs and expenses for the year ended December 31, 2008 increased $29.7 million, or 7.2%, to $439.6 million from $409.9 million for the year ended December 31, 2007. As a percentage of revenues, our operating expenses increased to 98.8% in 2008 from 96.0% in 2007. This increase in our operating costs and expenses resulted primarily from the $16.3 million increase in goodwill and trademark impairment charges and

$11.1 million increase in dental services expenses. Although dental services expenses increased in 2008, dental services profit margin improved 60 basis points year-over-year as dental services expenses grew at a slower rate than dental service revenues.

Dental services. Dental services expenses for the year ended December 31, 2008 increased $11.1 million, or 3.4%, to $342.5 million from $331.4 million for the year ended December 31, 2007. The increase in dental services expenses was primarily attributable to the $8.6 million increase in expenses from de novo offices that opened after January 1, 2007 and a $5.8 million increase in expenses attributable to comparable offices between January 1, 2007 and December 31, 2008. The increase was offset by a $3.3 million reduction in expenses primarily from the closure, combination or sale of 16 offices between January 1, 2007 and December 31, 2008. As a percentage of revenues, dental services expenses decreased to 77.0% in 2008 from 77.6% in 2007. This in turn resulted in our dental services profit margin improving to 23.0% in 2008 from 22.4% in 2007. The improvement in our dental services profit margin resulted primarily from an 82 basis point improvement in lab fees as a percentage of revenues and improvements in the provision for doubtful accounts and other dental operating costs, which were offset by a 70 basis point decline in dental office labor costs as a percentage of revenues. Many of these cost improvements were achieved as a result of various cost reduction and process improvement initiatives we implemented over the course of 2008. Some of these initiatives included the transitioning of lab services to preferred labs, on-going consolidation of our vendor base, enhancements to our accounts receivable management system and improvements in our billing and collection processes within our centralized billing offices.

Field support. Field support expenses for the year ended December 31, 2008 increased $1.1 million, or 3.6%, to $30.7 million from $29.6 million for the year ended December 31, 2007. The increase resulted from a $0.6 million increase in advertising expenses and a $0.5 million increase in labor costs. The increase in advertising expenses primarily resulted from the expansion of marketing initiatives within many of our markets in 2008 and the increase in labor costs was primarily attributable to incentive compensation. The increase in labor costs was principally the result of increased headcount within our centralized billing offices and the increase in advertising expenses primarily resulted from the expansion of marketing initiatives within many of our markets in 2008. While field support expenses increased over the prior year, as a percentage of revenues they remained flat at 6.9% in 2008 as compared to 2007.

General and administrative. General and administrative expenses for the year ended December 31, 2008 increased $1.5 million, or 5.4%, to $29.8 million from $28.3 million for the year ended December 31, 2007. This increase resulted primarily from a $2.3 million increase in labor costs and a $0.3 million increase in recruiting costs, which were offset by reductions of $0.6 million in telecommunication costs and $0.4 million in facility costs. The increase in labor costs was principally the result of an increase in incentive compensation expense and a higher employee headcount. General and administrative expenses as a percentage of revenues remained relatively stable at 6.7% in 2008 compared to 6.6% in 2007.

Depreciation and amortization. Depreciation and amortization expense for the year ended December 31, 2008 increased $0.2 million, or 1.9% to $12.8 million from $12.6 million for the year ended December 31, 2007. This increase resulted primarily from a $1.2 million increase in depreciation associated with our purchases of property, plant and equipment of $18.3 million and $10.7 million for the years ended December 31, 2007 and December 31, 2008, respectively. The increase was offset by a $0.9 million decrease in amortization expense associated with our intangible assets with definite lives.

Goodwill and trademark impairment. Goodwill and trademark impairment expense for the year ended December 31, 2008 increased $16.3 million, or 229.6%, to $23.4 million from $7.1 million for the year ended December 31, 2007. The impairment charge in 2008 resulted primarily from changes in estimates used to determine the fair market value of our reporting units resulting from changes in general economic conditions. The impairment charge in 2007 resulted primarily from declining operating performance in certain reporting units.

Other Expense (Income)

Interest expense, net. Interest expense, net, for the year ended December 31, 2008 decreased $3.1 million, or 14.6%, to $18.2 million from $21.3 million for the year ended December 31, 2007. This decrease was primarily the result of reductions in outstanding debt over the course of 2008 and 2007 along with reductions in the interest rates on our variable rate debt in 2008 as compared to 2007. For the year ended December 31, 2008, our average debt outstanding was $175.1 million, a reduction of $9.9 million from the average debt outstanding of $184.9 million for the year ended December 31, 2007.

Interest rate swap expense, net. Interest rate swap expense, net, for the year ended December 31, 2008 increased $1.3 million, or 140.3% to $2.3 million from $1.0 million for the year ended December 31, 2007. This increase resulted primarily from mark-to-market valuation changes to our LIBOR, interest rate swap and collar instruments in 2008. The increase in mark-to-market valuations were due to significant reductions in LIBOR interest rates during 2008, which widened the spread between those rates and the fixed LIBOR rates of our interest rate swap and collar instruments.

Income Taxes

Provision (benefit) for income taxes. Income tax benefit for the year ended December 31, 2008 was $3.3 million compared to $3.1 million of income tax expense for the year ended December 31, 2007. The $6.4 million reduction in expense was primarily due to the tax benefit associated with our 2008 goodwill impairment charge.

Quarterly Results of Operations

The following table presents unaudited consolidated statement of operations data for each of the eight quarters for the period ended December 31, 2009. We believe that all necessary adjustments have been included to fairly present the quarterly information when read in conjunction with our annual financial statements and related notes included elsewhere in this prospectus.

We have historically experienced quarterly fluctuations in revenue and net income. Absent the impact and timing of the opening of de novo offices and any acquisitions, our total revenues have historically been higher in the first quarter and lower in the fourth quarter of the year due to fluctuations in patient volumes, which are impacted by the timing of holidays and the amount of third party payor benefits remaining for a patient during the year. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

	Three Months Ended
	2008				2009
	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31
	(in thousands)
Revenues:
Net dental services	$112,209	$111,605	$109,440	$106,161	$114,807	$113,818	$112,930	$109,103
Other	1,364	1,373	1,367	1,505	1,380	1,451	1,615	1,420

Total revenues	113,573	112,978	110,807	107,666	116,187	115,269	114,545	110,523
Operating costs and expenses:
Dental services	86,279	86,969	85,966	83,285	85,928	84,994	84,541	83,224
Field support	7,314	8,154	8,339	6,864	7,595	8,683	8,420	7,210
General and administrative	7,551	7,466	7,423	7,344	7,459	7,513	7,780	7,909
Depreciation and amortization	3,153	3,196	3,219	3,262	3,304	3,360	3,753	3,460
Loss on asset dispositions	122	229	57	2	38	75	105	104
Goodwill and trademark impairment	—	—	—	23,429	—	—	—	—

Total operating costs and expenses	104,419	106,014	105,004	124,186	104,324	104,625	104,599	101,907
Income (Loss) from operations	9,154	6,964	5,803	(16,520)	11,863	10,644	9,946	8,616
Other expense (income):
Interest expense-net	4,906	4,760	4,120	4,402	3,862	3,817	3,590	3,407
Interest rate swap (income) expense-net	1,389	(1,018)	304	1,632	222	178	312	(122)

Total other expense	6,295	3,742	4,424	6,034	4,084	3,995	3,902	3,285
Income (loss) before provision for income taxes	2,859	3,222	1,379	(22,554)	7,779	6,649	6,044	5,331
Provision (benefit) for income taxes	1,362	1,400	1,238	(7,322)	1,733	1,523	(24,583)	1,163

Net income (loss)	1,497	1,822	141	(15,232)	6,046	5,126	30,627	4,168
Less: Net income attributable to non-controlling interests	66	58	43	39	82	50	62	53

Net income (loss) attributable to Smile Brands Group Inc.	$1,431	$1,764	$98	$(15,271)	$5,964	$5,076	$30,565	$4,115

Liquidity and Capital Resources

We finance our operations and growth through a combination of cash provided by operating activities and borrowings under our revolving loan facility. Cash and cash equivalents were $275,000, $700,000 and $4.5 million at December 31, 2007, 2008 and 2009, respectively.

Cash flows from operating activities

Cash flows provided by operating activities were $43.4 million for the year ended December 31, 2009 compared to $30.0 million for the same period in 2008. The $13.4 million increase in cash flows provided by operating activities was due primarily to a $57.7 million increase in net income offset in part by a reduction for the $23.4 million non-cash change in goodwill and trademark impairment, the $17.2 million reduction for the non-cash change in deferred income taxes, and the $3.7 million decrease for the change in operating assets and liabilities. Cash flows provided by operating activities were $25.0 million, and $30.0 million for the years ended December 31, 2007 and 2008, respectively. The $5.0 million increase in cash flows provided by operating activities for the year 2008 compared to the year 2007 was due primarily to the $16.3 million increase for the non-cash change in goodwill and trademark impairment offset in part by the $3.7 million increase in net loss, the $6.2 million reduction for the non-cash change in deferred income taxes and a $0.5 million decrease for the change in operating assets and liabilities.

Cash flows from investing activities

Our investing activities are primarily related to capital expenditures for de novo offices, maintenance on existing offices and technology related projects. Cash flows used in investing activities were $14.0 million for the year ended December 31, 2009 compared to $10.4 million for the same period in fiscal year 2008. The $3.6 million increase in investing activities was due primarily to the increase in capital expenditures for de novo offices as we increased the number of dental office openings in 2009. The decision to increase the number of dental office openings occurred after assessing the impact of the weakening U.S. economy on our business, especially de novo offices, and realizing our business, including de novo offices, performed well throughout the economic recession. Cash flows used in investing activities were $17.8 million and $10.4 million for the years ended December 31, 2007 and 2008, respectively. The $7.4 million decrease in cash flows used in investing activities for the year ended December 31, 2008 compared to the year ended December 31, 2007 was due primarily to the $5.8 million reduction in spending on de novo offices from 2007 to 2008. We reduced the number of dental office openings in 2008 in reaction to our concerns over the weakening U.S. economy.

Cash flows from financing activities

Cash flows from financing activities primarily reflect our borrowings and repayments under our first lien and second lien credit facilities. Cash flows used in financing activities were $25.6 million for the year ended December 31, 2009 compared to $19.2 million for the same period in fiscal year 2008. The $6.4 million increase in cash used in financing activities was due to our payments of $24.8 million on our first lien credit facility for the year ended December 31, 2009 compared to payments of $18.2 million for the year ended December 31, 2008. Cash flows used in financing activities were $7.9 million and $19.2 million for the years ended December 31, 2007 and 2008, respectively. The $11.3 million increase in cash flows used in financing activities for the year ended 2008 compared to 2007 was due primarily to our payments of $18.2 million on our first lien credit facility in 2008 compared to payments of $6.8 million in 2007.

Outstanding indebtedness

Our primary sources of liquidity are cash provided by operations and available borrowings under our revolving loan facility. The service fees we receive from PCs and their reimbursement to us of certain costs we incur on their behalf are our primary source of cash from operations. We do not, however, have direct recourse to the assets of affiliated dental groups, which consist primarily of cash and receivables from patients and third party payors. To the extent the affiliated dental groups do not generate sufficient revenues to pay a significant portion of our service fee, after paying for their expenses and reimbursing us for our costs, we may not have sufficient cash to meet our debt obligations.

Current Credit Facilities. On February 26, 2010, we refinanced our first lien and second lien credit facilities with a $144.0 million secured term loan facility and a $25.0 million secured revolving loan facility. Our new credit facilities mature on February 26, 2015.

Principal payments on the term loan facility are due and payable in quarterly installments beginning on June 30, 2010 and on the last business day of each calendar quarter thereafter through December 31, 2014. These quarterly installments are $2.5 million from June 30, 2010 to March 31, 2011, $3.0 million from June 30, 2011 to

March 31, 2012, $3.5 million from June 29, 2012 to March 31, 2013, approximately $4.5 million from June 28, 2013 to March 31, 2014, and approximately $6.1 million from June 30, 2014 to December 31, 2014. On the maturity date, we must pay all outstanding principal remaining on the term loan facility, together with all accrued and unpaid interest thereon.

We may be required to make mandatory prepayments under the credit facilities in the event of certain asset sales, upon the issuance of certain debt or equity securities, including an initial public offering of our common stock, in the event of receipt of certain net insurance proceeds or net condemnation proceeds, or, depending on our total leverage ratio, in the event of excess cash flow (as defined in the credit agreement). As described in “Use of Proceeds,” we intend to repay approximately $23.7 million of the outstanding amounts under our term loan facility with proceeds from this offering.

Borrowings under our credit facilities bear interest based on either, at our option, the base rate for base rate loans or LIBOR for LIBOR loans, in each case plus the applicable margin stipulated in the credit agreement. The base rate is the higher of (i) Wells Fargo’s prime rate, (ii) the federal funds rate (as defined in the credit agreement) plus 1.50% and (iii) the one month LIBOR rate (as defined in the credit agreement) plus 1.50%. The applicable margin for loans under our credit facilities, which are based on our total leverage ratio, range from 1.250% to 2.750% per annum for base rate loans and 2.250% to 3.750% per annum for LIBOR loans.

Interest on base rate loans is payable quarterly in arrears and interest on LIBOR loans is payable either monthly or quarterly depending on the interest period selected by us. All amounts that are not paid when due under our credit facilities will accrue interest at the rate otherwise applicable plus 2.00% until such amounts are paid in full. Borrowings under the credit facilities bore interest at a weighted average rate of 4.16% per annum and ranged between 4.00% and 6.00%, in each case, including the applicable margin, at April 21, 2010.

We are required to pay a commitment fee for the unused portion of the revolving loan facility that is based on our total leverage ratio, ranging from 0.375% to 0.500% per annum, and is payable in arrears on the last business day of each quarter. There are no scheduled reductions of commitments under the revolving loan facility.

Our obligations under the credit facilities are secured by a first priority lien on substantially all of our tangible and intangible assets and the tangible and intangible assets of our wholly-owned subsidiaries, except for the assets of ConsumerHealth, including a first priority pledge of all capital stock of each of our wholly-owned subsidiaries, except for ConsumerHealth.

The credit facilities contain customary restrictive covenants that, among other things, limit our ability to incur and pay certain indebtedness; to create, incur, or assume certain liens and negative pledges; to sell, lease, convey, transfer or otherwise dispose of certain assets; to merge or consolidate with or into another; to liquidate or dissolve any of our subsidiaries; to make certain loans and investments; to make certain dividends and redemptions; to substantially change the nature of our business; to engage in certain transactions with affiliates; and to enter into or amend certain agreements. We are also required to comply with limitations on our capital expenditures and comply with certain financial ratios, including a leverage ratio and fixed charge coverage ratio.

Prior Credit Facilities. Prior to the refinancing of our credit facilities in February 2010, we had outstanding first lien and second lien credit facilities. The first lien facility consisted of a revolving loan facility and a first lien term loan and our second lien credit facility consisted of a second lien term loan. As of December 31, 2009, we had $77.6 million outstanding under our first lien term loan, $62.5 million outstanding under our second lien term loan and no amounts outstanding under our first lien revolving loan facility. The maximum borrowing under the revolving loan facility was $20.0 million.

Our obligations under our first lien credit facility and second lien credit facility were secured by a first-priority lien and second-priority lien, respectively, on substantially all of our assets, except for the assets of ConsumerHealth, which was not party to the first and second lien credit facilities.

Borrowings under the credit facilities had interest rates per annum based on either, at our option, (i) the base rate or (ii) LIBOR, in each case, plus the applicable margin specified in the credit facility. The base rate was the higher of (a) the prime rate published in The Wall Street Journal or (b) the Federal Funds Rate plus 0.5%. Selection of LIBOR was subject to a minimum floor of 3.0% plus the applicable margin per annum. The applicable margin for our first lien credit facility changed based on our then current leverage ratio and ranged from 3.0% to 3.5% when base rates were selected and 4.25% to 4.75% when LIBOR was selected. The applicable margin for our second lien term loan was 7.0% when base rates were selected and 8.25% when LIBOR was selected. At December 31, 2009, our first lien term loan bore interest of 6.25% per annum, including the applicable margin, and our second lien term loan bore interest of 10.25% per annum, including the applicable margin.

The first and second lien credit facilities contained customary restrictive covenants that, among other things, limited our ability to incur indebtedness or repurchase equity, to make certain loans and investments, to sell, transfer, license, lease or dispose of certain assets, to merge or consolidate with or acquire other companies, to issue dividends without prior approval, to engage in certain transactions with affiliates and to substantially change the nature of our business. We were also required to comply with limitations on our capital expenditures and meet certain specified adjusted EBITDA levels (as defined in the credit facilities) and financial ratios, including a leverage ratio and a fixed charge coverage ratio. Adjusted EBITDA as presented in this prospectus differs from adjusted EBITDA as defined under our credit facilities. For purposes of our credit facilities, we added back (in addition to the adjustments shown in this prospectus) construction period rent expenses and board of directors’ fees to net (loss) income attributable to Smile Brands Group Inc. As of December 31, 2009, we were in compliance with all covenants under our first and second lien credit facilities.

Capital Leases. In October 2008, we entered into an agreement to lease certain equipment, with payments commencing in March 2009 and maturing in February 2014. The agreement includes provisions that allow us to prepay the obligation without penalty and the option to purchase the equipment for $1 once the lease obligation is paid in full.

Interest Rate Swap Agreements. In February 2010, we repaid our interest rate swap agreement and interest rate collar agreement. The interest rate swap agreement fixed LIBOR at 4.77% on $25.0 million of our variable rate debt under our first lien and second lien credit facilities. The interest rate collar agreement protected us from fluctuations in the LIBOR interest rate on $25.0 million of our variable rate debt under our first lien and second lien credit facilities. The interest rate collar agreement included an interest rate floor of 4.17% and ceiling of 5.5%. The interest rate swap and collar did not qualify as hedges for accounting purposes and accordingly all changes in their fair value were recorded in income. The agreement governing our new credit facilities requires that we enter into one or more interest rate swap agreements with financial institutions by June 26, 2010. If our initial public offering is completed prior to June 26, 2010, the interest rate swap agreements must provide coverage for at least 25% of the then existing aggregate principal amount of the term loan facility. If our initial public offering is not completed prior to June 26, 2010, the interest rate swap agreements must provide coverage for at least 50% of the then existing aggregate principal amount of the term loan facility until the consummation of our initial public offering, at which time, we can then provide coverage for at least 25% of the then existing aggregate principal amount of the term loan facility.

Expected Use of Cash Flows. We believe that our cash on hand, cash provided by operating activities and borrowings under our new revolving loan facility will be sufficient to permit us to fund our contractual obligations and operations for at least the next twelve months.

We have used, and expect to continue to use, a significant portion of our capital resources to open de novo offices. We expect future de novo offices will be funded from internally generated cash flows, amounts available under our revolving loan facility, and the proceeds of future equity or debt offerings or refinancings. Our ability to open de novo offices may be impaired if we are unable to obtain funding from these capital sources when needed and on terms acceptable to us. As a result, we may not be able to increase our revenues at the same rate as we have in recent years.

Contractual Obligations and Contingencies

We have certain cash obligations and other commitments, which will impact our short- and long-term liquidity. As of December 31, 2009, our contractual cash obligations were as follows (in thousands):

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long term loans payable (including interest)	$167,193	$15,283	$35,743	$48,151	$68,016
Operating leases	109,870	23,159	39,651	25,552	21,508
Capital leases (including interest)	1,737	438	829	470	—

Total contractual cash obligations	$278,800	$38,880	$76,223	$74,173	$89,524

In the table above, long term loans payable reflects the principal amount outstanding under our prior first lien and second lien credit facilities of $140.0 million as of December 31, 2009, but reflects payments of the principal amount based on the amortization schedule under the new credit facilities. Interest on long term loans payable in the table above reflects the amount of interest that is expected to be paid under the new credit facilities that we entered into on February 25, 2010, except for the period from December 31, 2009 to February 25, 2010, which reflects the amount paid under our prior credit facilities of approximately $2.7 million during that period.

We lease all of our offices under operating leases. Some of these leases are with the owners of the professional corporations that control the affiliated dental group. Total rent expense, net of sublease income, was approximately $22.1 million, $22.9 million and $23.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Off Balance Sheet Arrangements

Other than operating leases, we do not have any off balance sheet arrangements. A summary of our operating lease obligations by fiscal year is included in “—Contractual Obligations and Contingencies.” Additional information regarding our operating leases is available in Note 10, Commitments and Contingencies, to our consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk is currently confined to our cash and cash equivalents, changes in interest rates related to borrowings under our credit facilities and changes in the fair value of our interest rate swap agreements. Because of the short-term maturities of our cash and cash equivalents, we do not believe that an increase in market rates would have any significant impact on the realized value of our investments.

As described under “—Liquidity and Capital Resources—Outstanding Indebtedness—Interest Rate Swap Agreements,” we had various interest rate swap agreements with financial institutions at December 31, 2009. The fair value of our interest rate swap agreements was a liability of $1.0 million, $2.7 million and $1.5 million at December 31, 2007, 2008 and 2009, respectively. The fair value of the interest rate swap represents the present value of the expected future cash flows estimated to be received from or paid to a marketplace participant of the instrument. It is valued using inputs including broker dealer quotes, adjusted for non-performance risk, based on valuation models that incorporate observable market information. We are not exposed to the impact of foreign currency or commodity price fluctuations.

We are exposed to changes in interest rates on the portion of our variable rate credit facilities that is not hedged with our interest rate swap agreements. A hypothetical 10% increase in the interest rates applicable to the year ended December 31, 2009 would have increased interest expense by approximately $1.2 million. Conversely, a hypothetical 10% decrease in the interest rates applicable to the year ended December 31, 2009 would have decreased interest expense by approximately $1.2 million. We refinanced our credit facilities in February 2010. Under our new credit facility, a hypothetical 10% increase in the interest rates applicable to our new credit facility, assuming we have no amount outstanding under our revolving credit facility and have not entered into any interest rate swap agreements, would increase interest expense by approximately $0.6 million per year. Conversely, a hypothetical decrease in the interest rates applicable to our new credit facility, assuming we have no amount outstanding under our revolving credit facility and have not entered into any interest rate swap agreements, would decrease interest expense by approximately $0.6 million per year.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board, or FASB, issued FIN No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which has since been incorporated into Accounting Standards Codification Topic, or ASC 740. This pronouncement prescribes a recognition threshold and measurement criteria for the recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The guidance was effective for fiscal years beginning after December 15, 2008 for nonpublic enterprises. We retroactively adopted ASC 740 as of January 1, 2007 with immaterial impact on our consolidated financial position, results of operations, and cash flows. We accounted for uncertain tax positions through December 31, 2006 in accordance with ASC 450-10, Accounting for Contingencies.

In January 2009, we adopted ASC Topic 805-10 Business Combinations, or ASC 805. ASC 805 establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values as of the acquisition date. ASC 805 significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, preacquisition contingencies, transaction costs, in-process research and development and restructuring costs. In addition, under ASC 805, changes in an acquired entity’s deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. ASC 805 provides guidance regarding what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805 is effective for fiscal years beginning after December 15, 2008, with early application prohibited. Adoption of ASC 805 had no impact on our pre-tax earnings. However, in 2005, in connection with the acquisition of Smile Brands, a valuation allowance of $20.9 million was placed on certain acquired deferred tax assets. This valuation allowance was reduced in 2009 in accordance with ASC 805. See Note 8 to our consolidated financial statements contained elsewhere in this prospectus.

On January 1, 2009 we adopted ASC 810-10-65-1, Noncontrolling Interests in Consolidated Financial Statements, or ASC 810, which amends Accounting Research Bulletin No. 51 Consolidated Financial Statements. This standard requires noncontrolling interests to be treated as a separate component of equity, but apart from the controlling party’s equity, and not as a liability or other item outside of equity. This standard also specifies that consolidated net income attributable to the controlling and noncontrolling interests be clearly identified and presented on the face of the consolidated statement of operations, and that changes in the controlling party’s ownership interest while it retains a controlling financial interest should be accounted for as equity transactions. This standard also expands disclosures on the financial statements to include a reconciliation of the beginning and ending balances of the equity attributable to the controlling and non-controlling owners and a schedule showing the effects on the controlling party’s equity attributed to changes in the controlling party’s ownership interest in the subsidiary. This standard is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. However, presentation and disclosure must be retrospectively applied to comparative financial statements. Accordingly, we retroactively adopted ASC 810-10-65-1 as of January 1, 2006. The adoption of this standard has not had a material impact on our consolidated financial statements; however, it has changed the presentation of minority interests in our consolidated financial statements.

In March 2008, the FASB issued ASC Topic 815, Disclosure about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement No. 133, or ASC 815, which enhances the current guidance on disclosure requirements for derivative instruments and hedging activities. This statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. Specifically, ASC 815 requires disclosure about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under ASC 815 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flow. This statement requires qualitative disclosure about the objectives and strategies for using derivatives in terms of the risks that the entity is intending to manage, quantitative disclosures about fair value amounts of gains and losses on derivative instruments in a tabular format, and disclosures about credit-risk-related contingent features in derivative agreements to provide information on potential effect on an entity’s liquidity from using derivatives. The derivative instruments will be distinguished between those used for risk management purposes and those used for other purposes. ASC 815 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early application encouraged. We adopted ASC 815 effective January 1, 2009. As ASC 815 provides only disclosure requirements, the adoption of this standard has had no impact on our results of operations, cash flows or financial position.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, which has since been incorporated into ASC Topic 855 (“ASC 855”). The objective of ASC 855 is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Entities are required to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. ASC 855 is effective for interim and annual period ending after June 15, 2009. We adopted ASC 855 during the period ended September 30, 2009.

In June 2009, the FASB issued FAS No. 167, Amendments to FASB Interpretation No. 46(R), which has since been incorporated into ASC Topic 810-10 (“ASC 810-10”). ASC 810-10 requires ongoing assessments using a primarily qualitative approach rather than the quantitative-based risks and rewards calculation in determining which entity has a controlling interest in a variable interest entity. In addition, an additional reconsideration assessment should be completed when an event causes a change in facts or circumstances. Lastly, ASC 810-10 requires additional disclosures about an entity’s involvement in variable interest entities. ASC 810-10 is effective for fiscal years beginning after November 15, 2009, and interim periods within that first annual reporting period. We do not expect any material impact on our consolidated financial position, results of operations or cash flows as a result of adopting this guidance.

BUSINESS

Overview

We are the largest provider of support services to dental groups in the United States based on number of dental offices. We provide comprehensive business support services, non-clinical personnel, facilities and equipment through our exclusive agreements with affiliated dental groups. Our consumer-driven retail model is guided by the principle “SMILES FOR EVERYONE®”. This model attracts patients to affiliated dental groups by combining strong, recognizable brands, visible retail locations and extended office hours with affordable and comprehensive dental care. Utilizing our model, dentists spend more time caring for their patients and less time on the administrative, marketing and financial aspects of the dental practice while benefiting from a lower cost structure. Our services support more than 1,100 dentists and hygienists practicing in over 300 offices nationally.

Affiliated dental groups operate primarily under one of three brand names, Bright Now! Dental, Castle Dental or Monarch Dental, and are typically located in highly visible retail centers in some of the largest and fastest growing markets in the U.S. On average, each dental office is approximately 3,500 square feet and contains 11 dental operatories. The affiliated dentists and hygienists offer comprehensive, convenient and high quality dental, hygiene and specialty services such as orthodontics, oral surgery, endodontics, periodontics and pediatrics.

The $102 billion U.S. dental services industry is growing and highly fragmented and services are provided mostly by sole practitioners. Dental care patients tend to be price sensitive because many pay for a significant portion of their dental services on an out-of-pocket basis. Additionally, approximately 30% to 50% of the U.S. adult population does not seek regular dental care. To address these market opportunities, we have developed a cost-effective, consumer-driven, retail model that we believe provides meaningful benefits to both affiliated dentists and their patients.

Our consumer-driven, retail model drives patient flow to affiliated dental groups by creating brand awareness through the use of highly visible office locations and traditional retail-oriented marketing techniques. In addition, we maximize our operational efficiencies through our national infrastructure that utilizes our size and the local market density of affiliated dental groups. Our two call centers and three centralized billing offices, each with specialized personnel and sophisticated technology, improve our ability to schedule patient appointments, provide consistent customer service and optimize billing and collection efforts. We actively manage the supply chain with our affiliated dental groups to utilize our purchasing volume to obtain favorable pricing on products and services. The operational efficiencies generated by our model enable us to leverage our operating costs and provide affiliated dentists with additional capacity to spend more of their time treating patients. These efficiencies lead to a lower cost structure that provides affiliated dental groups greater flexibility to price their dental services competitively within their local market.

Our affiliated dentists offer patients affordable yet comprehensive treatment plans along with access to financing alternatives as needed. At the same time, multiple offices within a market provide patients flexibility and convenience in scheduling appointments. Over the last three years, our marketing services have generated an average of 444,000 new patients per year for affiliated dental groups. These patients are typically from middle-income households and often have not been receiving regular dental care.

We were incorporated in Delaware in 2005 for the purpose of acquiring Smile Brands Inc. (formerly Bright Now! Dental, Inc.) and its subsidiaries, which was founded in 1998 through the acquisition of three west coast DPM support services organizations and grew through the acquisitions of Monarch Dental in February 2003 and Castle Dental in June 2004. In May 2005, Freeman Spogli & Co. purchased a controlling interest in us and after this offering will continue to beneficially own approximately 45.6% of our outstanding common stock.

The Dental Services Industry

Overview

The U.S. dental services industry is large, growing and highly fragmented, with approximately 84% of dentists working either as a sole practitioner or in a practice with only one other dentist. According to the Centers for Medicare and Medicaid Services, or CMS, dental services expenditures in the U.S. are projected to be $106 billion in 2010 and are expected to reach $161 billion by 2018. The dental services industry, however, is characterized by factors that differentiate it from the broader healthcare services industry. The dental services market tends to be more consumer-driven than the healthcare services industry because most patients pay for a significant portion of their dental expenditures out-of-pocket. In addition, opportunities to achieve economies of scale often found in the broader healthcare services industry are less prevalent for the sole practitioners and small dental practices that comprise a significant majority of the dental services industry.

Factors Contributing to Continued Growth of the Dental Services Industry

We believe that demand for dental services will continue to grow as a result of the following key drivers.

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An aging population. According to the U.S. Census Bureau, the 55 and over age group is the fastest growing segment of the population and is expected to grow 46.8% from the year 2010 to 2030. As people retain their teeth into later stages of life due to improvements in dental care, better hygiene and nutrition awareness, dental procedures and dental prosthetics, such as crowns and implants, are expected to increase.

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An increased awareness of perio-maintenance and hygiene. Research suggests a strong link between periodontal disease and cardiovascular disease due to increased bacterial levels in the mouth. Because the National Institute of Health estimates that approximately 80% of individuals have some level of periodontal disease and the U.S. government has mounted a public awareness campaign to warn the public of the risks of periodontal disease, demand for preventative dental care is expected to increase as the risks become more commonly known.

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Improved dental technology and increased demand for procedures. Improvements in technology and procedures are increasing the efficiency and availability of dental work and decreasing the discomfort associated with dental procedures, which is expected to increase demand for general and specialty dental services. In addition, the number of cosmetic dental procedures is expected to grow as a result of increased consumer awareness and acceptance of the benefits of cosmetic dentistry.

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An increased use of dental insurance plans. The dental services industry has experienced an increase in insurance payment arrangements as more employers are adding dental insurance to the benefits packages offered to their employees. As a greater number of individuals become insured under third party dental health payment arrangements, it will likely increase the number of preventive care visits and result in a greater utilization of general and specialty dentistry services.

Differentiating Factors from the Broader Healthcare Services Industry

The dental services industry’s consumer-driven nature and patient payment profile differentiates it from the broader healthcare services industry. According to CMS, consumer out-of-pocket expenditures accounted for 44% of payments for dental services in 2008, compared to 12% for other medical services. In addition, according to CMS, private sources finance 93% of all dental expenditures, with only 7% of dental costs financed by government programs, including Medicare and Medicaid.

More recently, the dental services industry has experienced an increase in insurance plans, which are often provided by employers seeking enhanced benefits for their employees. As employers have offered more dental benefit choices, employees have elected to increase their dental coverage, recognizing dental health as a bigger piece of their overall personal healthcare. According to the National Association of Dental Plans, the number of

Americans covered by dental benefit plans has increased 13.5%, from 153 million in 1999 to 174 million in 2007. Due to the increase in number of people covered by insurance plans, we expect patient flow and procedures to continue to rise. As opposed to other healthcare services subsectors where insurance pricing pressures and other limitations affect the profitability of the medical providers, we view the increase in plans for dental services as a positive development. This trend leads to greater utilization of dental services that would otherwise be paid for on an out-of-pocket basis.

From a dental provider perspective, the dental services sector is also differentiated from the broader healthcare services industry. Due to various factors, including less pressure to consolidate from third party payors, dentists in the U.S. have not formed practice groups as aggressively as other physicians, and the segment continues to remain highly fragmented. According to the ADA, approximately 84% of dentists work either as a sole practitioner or in a practice with only one other dentist. This practice structure puts additional burdens on the sole practitioner or small dental group as there are typically substantial capital investments required to open a practice. As the costs associated with individual practices continue to rise, we believe that the number of dentists operating within a DPM support services organization, like ours, will continue to grow.

The Dental Practice Management Support Services Model

A DPM support services organization generally provides a professional management team that is separate from the dental group to handle non-clinical functions, such as marketing, staffing, scheduling and billing, along with access to facilities and equipment. This adds capacity to the number of patients a dentist can treat and enables a dentist to focus on providing high quality dental services and enhancing his or her professional development. Currently, only a small portion of the dental services in the U.S. are provided by dentists affiliated with DPM support services organizations. We believe opportunities exist for DPM support services organizations to support a larger portion of the dental services industry due to the factors described below:

Access to underserved demographic sectors. We believe the DPM support services model allows affiliated dental groups to access underserved portions of the dental industry. For example, according to the ADA, cost was the most cited reason for why persons did not regularly visit a dentist. Many DPM support services organizations like us provide affiliated dental groups with the ability to offer patients payment plans and other financing alternatives that mitigate the out-of-pocket cost burden on the patients. In addition, a DPM support services model that relies on a retail-branded strategy can help affiliated dental groups attract new patients through extensive marketing and the use of recognizable brand names.

Decreased complexity and cost of establishing a dental practice. Recent dental school graduates generally have limited experience establishing or operating a dental practice. According to the American Dental Education Association, graduating dental students in 2007 had debt that, on average, exceeded $150,000. As a result, it is both logistically and financially challenging for a dentist, within the first few years after graduation, to build or buy a dental practice, which the ADA estimated in 2006 could cost an average of $573,000. The DPM support services model minimizes, and in some cases eliminates, capital investment on the part of the dentist, thus alleviating the significant cash outlay by the dentist and providing an attractive alternative to dentists who recently graduated or are seeking to change where they practice dentistry. In addition, the DPM support services model reduces the barriers to establish a dental practice by providing both new and experienced dentists with DPM support services such as marketing support to establish patient flow, management information systems to track operational and financial information, training and continuing education to increase the dentist’s knowledge of new procedures, and a platform to share best practices across affiliated dental groups.

Lower operating cost structure. We estimate that a sole practitioner has a ratio of operating costs to revenues of 65% to 75%. In comparison, we estimate the ratio of operating costs to revenue for a practice supported by a DPM support services organization to be 50% to 55%. The DPM support services model provides economies of scale by leveraging, among other things, infrastructure investment, supply and equipment purchasing, and marketing, over multiple offices, giving dentists additional flexibility in pricing their services to attract new patients and to maintain and foster relationships with existing patients.

Shift in gender profile. Since the mid-1970s, women have begun to enroll in dental schools and, subsequently, enter into dental practices in increasing numbers. According to the ADA, female dentists represented approximately 20.6% of practicing dentists in 2007. The percentage of female dentists is projected to increase to 29% of practicing dentists in 2020. Historically, a higher percentage of female dentists seek part-time work compared to male counterparts and the gender shift implies that a higher percentage of the overall dentist population will seek part-time work scheduling. A DPM support services organization with multiple affiliated dentists makes it easier to accommodate part-time working hours as dentists can share working hours with each other.

Our Competitive Strengths

We believe the following competitive strengths contribute significantly to our success and position us for growth:

Retail, consumer-driven approach. We utilize strong, recognizable brands and a retail approach to drive patient flow to affiliated dental offices. We typically support several dental offices within a particular market and locate them in highly visible retail centers. Multiple offices in a market increase the ability of affiliated dental groups to attract and retain patients because most patients travel only a few miles to their dentists. We drive brand awareness through prominent signage on dental offices and through highly targeted marketing initiatives. Patients also have flexibility in scheduling appointments because most affiliated dental offices maintain extended hours and offer patient care six days per week within a given market.

We believe the time dentists affiliated with us save by not having to attend to administrative duties allows them to spend more time treating and educating patients on the benefits of completing a comprehensive dental care plan. All aspects of a comprehensive dental care plan, which may include specialty services such as endodontic or periodontal work, typically can be conveniently fulfilled through affiliated dentists within a single market. In addition, affiliated dentists are able to attract and serve more patients by having the ability to accept multiple forms of payment and offer discount plans, payment plans and other financing alternatives, including credit to qualified patients. By spending the time to help patients understand their long-term dental goals and providing comprehensive services at affordable prices, we believe patients are more likely to follow their dental care plan and request the specialty services recommended by their dentists. We believe this approach has resulted in strong brand recognition and a favorable patient experience with the addition of an average of 444,000 new patients per year over the last three years. Additionally, we have increased the number of recall patient exams by 2.0%, 4.8% and 7.5% for the years ended December 31, 2007, 2008 and 2009, respectively.

Leading market positions in large and growing markets. We support affiliated dental groups located primarily in 21 designated market areas, or DMAs, in the United States, including 13 of the 20 largest DMAs. Our affiliated dental groups have a significant presence in most of these markets, including Los Angeles, Dallas and Houston, which represent three of the nation’s top ten DMAs. The concentrated presence of affiliated dental groups within the markets we serve increases the effectiveness and efficiency of our marketing efforts through the use of direct mail, billboard, internet, print, local radio and television advertisements. This market presence and these techniques enable us to deliver 750 million consumer impressions annually.

Established national infrastructure driving a low cost operating structure. Our national infrastructure creates a low cost operating structure by centralizing administrative functions. We actively manage the supply chain for affiliated dental groups, which allows us to leverage our purchasing volume to obtain favorable pricing from third party vendors for dental office expenditures, such as dental equipment and supplies, lab fees, and marketing and advertising costs. For example, we believe we receive, on average, 20% to 30% discounts on dental equipment, supplies and lab fees as compared to the prices typically charged to sole practitioners.

In addition to direct costs savings, we achieve operational efficiencies by sharing best practices across affiliated dental groups and supporting these affiliated dental groups with two call centers and three centralized billing offices. We have a clinical board composed of PC owners and affiliated dentists that meets quarterly and shares ideas relating to, among other things, new dental procedures and techniques and new or improved dental materials and supplies. The affiliated dental groups are encouraged to implement any recommendations of the clinical board, but they are not required to do so. Our two call centers in Dallas, Texas and Fullerton, California handle over 50,000 calls monthly for affiliated dental groups, reducing the number of calls received directly by the dental offices and improving in-office service levels. By centralizing functions such as patient scheduling, billing, collections, accounting and finance, we are able to optimize the use of specialized personnel for these activities across a large group of offices and reduce the amount of staff required at the individual office level, while allowing the in-office staff to focus on tending to patient needs. Our success in leveraging our cost structure is demonstrated through our dental services profit margin, which represents total revenues less dental services expenses divided by total revenues. For the years ended December 31, 2007, 2008 and 2009, our dental services profit margin was 22.4%, 23.0% and 25.8%, respectively.

Proven track record of opening de novo offices with attractive unit economics. Since October 2003, we have supported affiliated dental groups in opening and successfully operating 87 de novo offices, which are new dental offices in existing markets or new markets. The roll-out of de novo offices allows us to leverage our existing management team and operating costs, utilize our knowledge of the local market to secure the most attractive retail sites, and to increase office density in a market to drive additional operating and marketing efficiencies. In general, de novos have yielded consistent financial performance and provided a controllable strategy to achieve growth that has produced highly attractive returns on invested capital. We have internally funded all of our de novo offices and on average these de novos were cash flow positive within four months with recovery of our investment within 30 months after the office opened.

Strong and proven management team. We are led by an experienced management team with an average of over 21 years of experience in either the healthcare services or retail industries. In addition, our chief executive officer and chief financial officer have worked together at Smile Brands Inc. for over 12 years and are responsible for our strategic and cultural development and our revenue and cash flow growth. Our management team has executed a successful de novo strategy that has resulted in the opening of 87 de novo offices since October 2003, while also successfully integrating the acquisitions of Monarch Dental (152 dental offices) and Castle Dental (74 dental offices).

Our Growth Strategy

We believe that our growth will result from the following elements of our business strategy:

Increasing revenues from existing offices. We have a proven track record of achieving growth in revenues from existing offices. Comparable office revenues increased by 5.4%, 3.2% and 1.3% for the years ended December 31, 2007, 2008 and 2009, respectively. We plan to continue assisting affiliated dental groups to increase existing office revenues by:

•	attracting new patients through our retail marketing efforts;

•	increasing the number of recall patients;

•	adding dentists and hygienists;

•	increasing patients’ completion of their diagnosed dental treatment plan;

•	introducing new specialty services and treatments; and

•	improving dentist and hygienist efficiency and productivity through technology and workflow enhancements.

Leveraging our scalable infrastructure to improve operating margins. We will continue to leverage our national infrastructure and the local market presence of affiliated dental groups to obtain favorable pricing from vendors and suppliers and to secure leases with attractive terms. We also plan to continue to centralize and streamline local office administrative work, such as patient scheduling, billing, collections, payroll and accounting. In addition, we have built a national infrastructure to support our de novo office roll-out and offices affiliated with other dental businesses we may acquire, which will allow us to further leverage our operating costs.

Our scalable and integrated management information systems track daily operational and financial performance by office, such as patient visits, payor types, cash collections, revenues per visit, practitioner scheduling and service mix, so that we can identify and respond quickly to changes in a specific market and continue to improve our operating efficiency and productivity, as well as that of our affiliated dental groups.

Building de novo offices. We plan to increase our revenues and profitability by building de novo offices for affiliated dental groups in existing and new markets where we can leverage on our strong brand names and national infrastructure. We typically target locations in our affiliated dental groups’ largest markets and identify sites that support our retail-based strategy by focusing on de novo office locations with substantial street prominence, highly visible signage, the presence of desirable anchor stores, convenient access and high levels of vehicle and pedestrian traffic. Based on our historical results, we expect de novo offices to become cash flow positive within six months, with recovery of our investment typically occurring within 30 months after the office opens. Since October 2003, we have assisted our affiliated dental groups in opening 87 de novo offices. Based on our experience in providing support to dental offices, we believe we have the capacity to more than double the number of offices we support in our existing markets.

Selectively pursuing acquisitions. We expect to have opportunities in the future to identify and capitalize on complementary acquisitions, including acquisitions of other DPM support services organizations. We will continue to follow a highly disciplined approach when evaluating these opportunities. We have significant experience in identifying, acquiring and integrating other DPM support services organizations as we acquired Monarch Dental (152 dental offices) and Castle Dental (74 dental offices). These acquisitions enabled us to establish a presence in new markets and strengthen our position in existing markets.

Affiliated Dental Groups

We provide business support services to affiliated dental groups operating in more than 300 offices nationally. The following table provides, as of March 31, 2010, a list of the DMAs we serve and the respective number of dental offices, operatories and affiliated dentists and hygienists in each.

DMAs(1)	Number of Dental Offices	Number of Operatories(2)	Number of Dentists and Hygienists(3)
Dallas	55	717	198
Los Angeles(4)	42	487	163
Houston	31	382	82
San Antonio	19	212	63
Tampa–Orlando(5)	19	188	74
Northern California(6)	15	173	49
Denver–Colorado Springs	14	118	43
Austin–Waco	14	165	66
Dayton–Cincinnati–Indianapolis	12	70	41
Nashville–Chattanooga	10	107	35
Portland	9	97	46
Salt Lake City	9	98	52
Phoenix–Tucson	9	94	29
Washington, DC	9	95	34
Little Rock–Fort Smith–Fayetteville(7)	8	77	31
Seattle–Tacoma	9	96	56
Cleveland–Akron	6	91	54
Other	14	126	56

Total	304	3,393	1,172

(1)	A DMA is a geographic area defined by Nielsen Media Research based upon a particular television market. The number of dental offices in each DMA includes dental offices adjacent to the designated market area that utilize the same marketing campaigns and same management team.
(2)	An operatory is an individual area within the dental office that includes one dental chair and related equipment necessary to provide dental services.
(3)	Includes part-time and full-time dentists and hygienists.
(4)	Includes 14 dental offices that are operated through ConsumerHealth. See “—ConsumerHealth.”
(5)	Tampa–Orlando is composed of the following two DMAs: (a) Tampa–St. Petersburg–Sarasota and (b) Orlando–Daytona Beach–Melbourne.
(6)	Northern California is composed of the following three DMAs: (a) San Francisco–Oakland–San Jose, (b) Sacramento–Stockton–Modesto and (c) Fresno–Visalia.
(7)	Little Rock–Fort Smith–Fayetteville is composed of the following two DMAs: (a) Little Rock–Pine Bluff and (b) Fort Smith–Fayetteville–Springdale–Rogers.

Affiliated dental groups operate from dental offices that we lease from third parties under long-term operating leases. The dental offices are constructed to be attractive and inviting to patients and have, on average, eleven operatories. The dental offices generally include one lead dentist and up to three supporting dentists, three to four dental assistants, one to two hygienists and three to four front office personnel, but can vary depending on the number of operatories in the office. Nearly all of our markets have access to one or more specialists and larger markets generally have access to all or most of the following: orthodontists, oral surgeons, endodontists, periodontists, and/or pediatric dentists. These specialists typically work within four to eight offices in order to maximize each specialist’s utilization and productivity. All clinical activities are performed by or under the supervision of the dentists who are employed by or contracted with an affiliated dental group.

Affiliated dental groups are operated by legal entities organized under state laws as professional corporations, or PCs. Each PC controls a single dental group, which employs or contracts with dentists, specialists and hygienists to provide dental services in multiple offices. Each PC is wholly owned by one or more licensed dentists. We do not own capital stock of any PC. We have agreements with the PC owners pursuant to which the PC owners are prohibited from selling, transferring or encumbering the ownership interests of the PC to a third party without our consent. In addition, our agreements with the PC owners give us the right to designate the licensed dentist to whom the owner of a PC must sell his or her ownership interest in the PC. We can designate a licensed dentist upon notice to the PC owner of our intent to exercise our right to require the transfer of a PC’s ownership interest. The total purchase price to be paid by the designated licensed dentist to the selling PC owner is set forth in the PC owner’s agreement with us. The purchase prices range from $10 to $1,000 and reflect the initial equity contribution by the PC owner, the expectation by the PC owner and us that no additional equity contribution will be required, the expected obligations of the PC for service fees and dentist compensation and the expected monthly stipend payable to the PC owner, the likelihood that the equity value at the time of sale will be greater or less than the initial equity contributed by the PC owner, and the expected price to be paid by a subsequent buyer that will assume the obligations of the PC owner.

Our rights with respect to the transfer of the ownership interests in, and designation of the owners of, the PC further the stability of the PC by assuring the integrity of its legal structure and its ability to sustain ongoing operations in the event of a change of ownership. If an event occurs that requires or leads to a change in the ownership of the PC, such as the retirement or death of the PC owner or the decision of a PC owner to move into a solo practice, these rights allow for a prompt, efficient and uninterrupted change of ownership, thereby sustaining the operations of the PC and preserving continuity for the dentists, hygienists and clinical staff of the PC and their patients.

Notwithstanding our rights regarding the transfer of the stock of PCs and the designation of owners of the PCs, we do not own any capital stock of any PC and we do not have any control over the clinical or professional decision making of the PCs or their professional staff. Under the terms of our business support services agreements, each PC retains full responsibility for all clinical decisions made by it and its professional staff and all other activities that are within the scope of the practice of dentistry, and we do not perform those activities. The ability of the PCs and us to operate under our business support services agreements is dependent on our mutual compliance with these corporate practice restrictions. We believe that the stock transfer restrictions are consistent with corporate practice restrictions because we can designate only individuals that are permitted to be PC owners under applicable state law and we can never have an ownership interest in the PC. In addition, the transfer restrictions and our rights regarding the designation of the PC owners do not allow us in any way to control the clinical decisions of the dental group and its professionals.

PCs generally compensate their dentists on a production-based model under which an individual dentist receives a percentage of the revenues attributable to the dentist. A PC owner, in addition to any compensation he or she may receive if the PC owner continues to treat patients, receives a fixed monthly stipend from the PC, which generally varies depending on the size of the PC and is intended to compensate the PC owner for his or her responsibility in leading, directing, managing and implementing the clinical decision making and related activities for the PC. The fixed monthly stipend is determined by the PC owner after first consulting with us and reviewing past practices and market compensation data. Also, PC owners who serve as their respective PC’s Market Dental Director receive supplemental fixed daily fees for the days such PC owner spends training and working with other licensed professionals within the PC to improve their clinical skills. The supplemental fees paid to the PC owner for serving as a Market Dental Director are determined in the same manner as the fixed daily fees paid to a Market Dental Director who is not a PC owner, which includes a review of past practices and market compensation data. See “—Training, Recruiting and Quality Assurance Programs” for additional information on the role of the Market Dental Director.

Our chief operating officer, Dr. Roy Smith, is the owner of eight PCs that provide dental services at 131 dental offices as of December 31, 2009, representing approximately 42%, 43% and 43% of our total revenues for the years ended December 31, 2007, 2008 and the 2009, respectively. In addition, three of our employees, excluding Dr. Smith, are owners of an aggregate of four PCs that provide dental services at 56 dental offices as of December 31, 2009, representing approximately 19%, 20% and 21% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively.

Business Support Services Agreements with the Professional Corporations

We have entered into a business support services agreement with each PC to provide on an exclusive basis all non-clinical services of the dental group. We anticipate that each new affiliated dental group will enter into a similar business support services agreement. We are generally responsible for the following services under these agreements:

•	providing offices and facilities, including dental equipment and office furnishings;

•	ordering and purchasing all dental equipment and supplies on behalf of affiliated dental groups;

•	performing all billing and collection services primarily through our centralized billing offices;

•	providing non-clinical personnel at each dental office;

•	recruiting, training and retaining all non-clinical personnel, such as front-office personnel and office administrators;

•	providing cash management services, including the management of deposit accounts in the name of, and on behalf of, the dental group;

•	providing bookkeeping, tax and financial reporting services;

•	establishing and administering accounting controls and systems;

•	preparing annual capital and operating budgets for the dental group;

•	implementing retail-oriented marketing and public relations programs; and

•	negotiating and executing on behalf of the PC certain agreements in connection with, and in furtherance of, our business support services.

The PCs and their dental groups are solely responsible for all clinical aspects of dentistry and the provision of dental services, including:

•	providing all dental treatment, evaluation, examination and diagnostic procedures and all referrals to appropriate dental specialists and other health care professionals;

•	employing and contracting with all licensed providers of dental related services, such as dentists, specialists, hygienists and dental assistants;

•	selecting dental equipment and supplies; and

•

ensuring the PC’s material compliance with all laws, rules and regulations relating to the professional activities of the dentists, specialists, hygienists and dental assistants and with the ethics and standard of care of the dental community in which the dental group operates.

In addition, after consulting with us, the PC establishes the hours of operation of the dental offices and the fees, charges, premiums and other amounts due from patients in connection with the delivery of dental services by affiliated dentists and specialists.

As compensation for our services under the business support services agreements, the PC pays us a monthly service fee based on the number of operatories located at its dental offices. Our service fee is negotiated with each PC and is not a standard fee among affiliated dental groups. We assess the adequacy of the service fee based on many factors, including the amount of capital invested in support of the PC, the number of de novo offices built and proposed to be built in the PC’s market, the amount of marketing and strategic initiatives implemented for the PC and its market, the time required of management and administrative personnel to support the PC’s operations and the profitability of the PC. We tend to adjust the fee in response to changes in these factors. We may review the service fee at any time to determine if any adjustments up to five percent per year should be made. In addition to our service fee, each PC reimburses us for all of the costs we incur while carrying out our obligations to the dental groups, such as the costs of non-clinical staff at the dental office, supplies, lab services, facilities, utilities, and other costs of dental office operations. The service fee we charge to affiliated dental groups is not reflected in our revenues presented in our consolidated financial statements, because the fee is eliminated in consolidation.

A PC may not generate sufficient revenues to cover our service fee in full after paying for its direct expenses and reimbursing us for our costs. In such instances, we allow the PC to defer the portion of its service fee owed to us for which it does not have sufficient revenues and we retain the right to be reimbursed for such shortfall if and when the PC generates excess revenues in subsequent years. Since our inception in 2005, we have deferred a portion of the service fees owed to us by each of the PCs. While the deferred service fees of individual PCs may increase or decrease from year to year, the annual aggregate amount of service fees deferred by us has ranged from $23 million to $67 million and each PC currently has a substantial deferred service fee balance with us. We do not charge interest for any deferred service fee. As security for the PC’s reimbursement to us of certain costs and for payment of our service fee, each PC has granted to us a security interest in its current and future assets (other than patient records and other assets that cannot be pledged under applicable law).

The PCs have also agreed to indemnify us for all liabilities, losses and expenses, including reasonable attorneys’ fees, caused by the performance of dental services or any other acts or omissions by the PC and/or its shareholders, directors, agents or employees during the term of such agreement.

Our business support services agreements generally have an initial term of five to ten years with successive automatic one-year renewal terms, unless terminated at least six months before the end of the initial term or any renewal term.

Additional Benefits Provided to Affiliated Dental Groups

In addition to the administrative and operational services enumerated in the business support services agreements, we provide the following additional benefits to affiliated dentists:

•	financing alternatives for affiliated dentists to offer their patients through arrangements with third party financing companies and by extending credit ourselves to qualified patients;

•	establishing guidelines for the selection, hiring and termination of the employees and contractors of the dental group;

•

a clinical board composed of PC owners and affiliated dentists that provides a forum for the sharing of “best practices” among affiliated dentists, feedback on the services we offer the dentists and recommendations for, among other things, future enhancements on our business support services;

•	call centers that improve the efficiency of the dental office by performing such functions as initial patient inquiries, entry of new patient data into the billing database and patient scheduling;

•	centralized billing offices that standardize and provide a single point of contact for billing and collection efforts with patients and insurance providers;

•	arranging for training of affiliated dentists and hygienists and providing training to non-clinical employees to ensure quality patient service; and

•	the use of monthly metrics to measure patient satisfaction, such as the percentage of return appointments.

Employment Agreements and Independent Contractor Agreements with Affiliated Dentists and Specialists

Substantially all of the dentists and specialists practicing with affiliated dental groups have entered into employment agreements or independent contractor agreements with the PC that controls the dental group. The majority of these employment and independent contractor agreements can be terminated by either party without cause with up to 60 days’ notice or upon the occurrence of certain events that would render the dentist or specialist unfit or unable to legally practice dentistry. The agreements typically restrict such dentist’s or specialist’s solicitation of patients, staff and employees of the PC and may contain non-competition provisions for 12 months following such dentist’s or specialist’s termination within a specified geographic area, usually a specified number of miles from the affiliated dental office. We are not a party to any of these employment or independent contractor agreements. These non-solicitation and non-competition covenants may not be enforceable or may be significantly limited by the courts of the states in which we operate. See “Risk Factors—Risks Related to Our Business—If affiliated dental groups are unable to attract and retain qualified dentists, specialists and hygienists, their ability to attract and maintain patients and generate revenue could be negatively affected” and “—Our business support services agreements with affiliated dental groups could be challenged by a state or dentist under laws regulating the practice of dentistry.”

An affiliated dentist generally receives compensation from the PC based upon the percentage of revenues attributable to the dentist or, in certain cases, the greater of such percentage of revenue attributable to the dentist and a fixed amount. A specialist, other than an orthodontist, is generally compensated by the PC at the higher of the percentage of amounts attributable to such specialist for services rendered and a fixed amount. A PC will generally pay an orthodontist a fixed amount plus an amount based upon a percentage of the revenues, subject to a number of adjustments, attributable to the orthodontist. We do not determine the compensation level of dentists, specialists, including orthodontists, and hygienists. We assist PCs however in deciding compensation by providing them with market data relating to the compensation levels of dentists and specialists in the markets in which the PC operates and among our affiliated dental groups as a whole. We also can develop compensation models for the PCs that allow them to understand the impact on their profitability for different compensation levels and plans.

ConsumerHealth

ConsumerHealth, Inc. (dba Newport Dental) is our wholly owned subsidiary that operates as a staff-model dental health service plan licensed by the state of California under the provisions of the California Knox-Keene Health Care Service Plan Act of 1975, as amended, or the Knox-Keene Act. ConsumerHealth is considered a “mixed model” plan that provides dental services to its enrollees through its individual, group and Medicaid product lines and through agreements to service group enrollees of other dental health plans.

As of December 31, 2009, ConsumerHealth owned and operated a network of 14 staff-model dental facilities located in California, which offer a wide range of general and specialty dental services. In addition, ConsumerHealth employs or contracts directly with each of the dentists, specialists and hygienists that work at ConsumerHealth facilities to provide dental services to its enrollees. Third party providers are paid a percentage of the individual or group plan premiums as capitation and collect co-payments from enrollees based upon the enrollees particular benefit and fee schedule.

Under the provisions of the Knox-Keene Act, ConsumerHealth is classified as a specialized healthcare service plan and as such is required to maintain a minimum cash reserve of $50,000 and a certain minimum amount of tangible net equity. The Knox-Keene Act defines tangible net equity as total tangible assets minus liabilities. As of December 31, 2009, ConsumerHealth’s actual and minimum required tangible net equity was $5.3 million and $275,000, respectively.

ConsumerHealth generated 8.3%, 7.7% and 6.8% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively.

Payor Relationships and Reimbursement Mix

Affiliated dental groups accept various payment methods to attract and retain patients, including indemnity and preferred provider plans, capitated plans, government plans and direct payments from patients. We negotiate third party payor contracts on behalf of the PCs, but the PC enters into the contracts with the various insurance plans. Our inability to negotiate favorable prices or rates under third party payor plans could reduce the revenue of affiliated dental groups and therefore reduce our consolidated revenue. In addition, if an affiliated dental group does not generate sufficient revenue to cover our service fees, we will need to defer those service fees until subsequent years if and when the affiliated dental group has sufficient revenue to reimburse us for such shortfall. As a result, our revenues and profitability could be significantly impacted by our ability to negotiate favorable prices or rates under third party payor plans.

Under capitated plans, affiliated dental groups receive fixed payments from third party payors, calculated on a monthly per-member basis, to provide a specified schedule of services to the covered enrollees and receive additional fees for certain enhanced services. Affiliated dental groups receive co-payments from the patients as well. To the extent that patients covered by such plans utilize services with low co-payments or for which enhanced payments are not applicable, the revenue received by affiliated dental groups for the services provided to such patients could be lower than anticipated and therefore could reduce our consolidated revenue and impair the ability of the affiliated dental group to pay our service fee. Although affiliated dental groups are not able to fully control the use of their services by patients covered under capitated plans, the fixed payment received per patient can be negotiated or the affiliated dental groups can choose to terminate the contract with the capitated plan.

The following table sets forth information regarding the percentage of our total revenues represented by the type of patient coverage for the periods presented:

	Year Ended December 31,
Type of Patient Coverage	2007	2008	2009
Indemnity and preferred provider plans	44.6%	45.5%	45.1%
Capitated plans	30.1	31.7	32.7%
No third party coverage	18.7	15.4	13.7%
Government plans	5.4	6.4	7.4%
Other	1.2	1.1	1.1%

Total	100.0%	100.0%	100.0%

Each type of patient coverage with the exception of government plans generally includes a significant out-of-pocket component.

De Novo Office Development

De novo offices are new dental offices built to support expansion of the patient and revenue bases of new and existing affiliated dental groups. We locate them in existing and new markets. We typically target locations in our affiliated dental groups’ largest markets and identify sites that support our retail-based strategy by focusing on de novo office locations with substantial street prominence, highly visible signage, the presence of desirable anchor stores, convenient access and high levels of vehicle and pedestrian traffic. We believe these features, along with brand awareness, attract first time patients with an easy entry point and provide ongoing patients with a convenient place to receive dental care. De novo offices typically consist initially of one dentist, two dental assistants and two front office personnel. As the patient base builds at a de novo office, additional staff and specialists are added to accommodate the growth.

Leases for de novo offices generally have an initial term of ten years, with renewal options for two successive five-year terms. De novo offices are approximately 3,500 square feet containing an average of approximately 11 operatories per office. Historically, these offices cost, on average, approximately $500,000 to develop, which includes tenant improvements, furniture and fixtures, dental equipment and computer equipment. We have internally funded all of our de novo offices and based on historical results, we expect de novo offices, on average, to become cash flow positive within six months, with recovery of our investment occurring within 30 months after the office opens.

We have focused our recent expansion efforts on the roll-out of de novo offices because it provides a controllable strategy for growth and has produced attractive returns on invested capital in the past. The roll-out of de novo offices also allows us to leverage our existing management team and operating costs, utilize our local knowledge of the market to secure the most attractive retail sites and increase office density in a market to drive additional operating and marketing efficiencies.

Marketing, Contracting and Sales

Our marketing team and contracting and sales teams work across all of our markets to develop and implement our retail-branded strategy. We have 22 employees in these teams that coordinate such efforts.

Marketing Team. Our marketing team is responsible for dental office branding and communications nationwide and within individual markets. This team develops, implements and coordinates marketing plans to ensure consistency with advertising campaigns across all of the dental offices through traditional retail-oriented marketing tactics, such as direct mail, print, outdoor, internet, local radio and television advertising. Our advertising and promotional efforts are aimed at increasing patient awareness and brand recognition, as well as ensuring high levels of patient retention. The marketing team tracks and analyzes the effectiveness, distribution, coverage and performance of our various forms of advertising and promotional prices offered by affiliated dental groups. We use internal and external databases to help identify patient profiles which are used to target mailings to individuals likely to visit an affiliated dental group. We also utilize unique toll-free phone numbers in marketing materials that enables call volume to be monitored, which helps measure the impact of the marketing material. In addition, the marketing team monitors operational performance in terms of the overall patient experience through the use of ongoing patient satisfaction surveys.

Contracting and Sales Team. Our contracting team primarily establishes and builds strong relationships with key representatives of insurance providers and negotiates insurance reimbursement rates on behalf of the affiliated dental groups. The contracting team also analyzes and reviews new and existing insurance plan opportunities to assist the affiliated dental groups in optimizing payor mix. Our sales team operates at the local market level and seeks to generate new patient flow for affiliated dental groups primarily through the fostering of business relationships with unions and large employer groups. The sales team leverages these relationships to market the affiliated dental groups’ services directly to the employees of participating employer groups, which builds patient awareness.

Training, Recruiting and Quality Assurance Programs

The success of any dental practice depends, to a large extent, upon the efforts of the dentists, specialists and hygienists and their professional skills and reputation. Except as permitted by state law with respect to ConsumerHealth, Inc., we do not employ dentists, specialists and hygienists and do not control the clinical decisions of any affiliated dental group. We do, however, seek to assist the affiliated dental groups in the recruiting and training of their dentists, including conducting non-clinical training and arranging and coordinating clinical training and continuing education.

Because we cannot control the delivery of patient care, we seek to affiliate ourselves with dedicated, well-qualified dentists, specialists and hygienists. In that regard, we currently employ seven full-time recruiters who work with affiliated dental groups to recruit qualified clinical personnel across all of our markets. These recruiters target experienced dentists, specialists and hygienists as well as highly ranked graduating dental school students. Recruiting is conducted through our contacts at dental schools, presence at local dental seminars and conventions, and through advertising in local and national dental publications and electronic media.

To help the PCs ensure all affiliated dentists, specialists and hygienists provide patient service in a consistent, quality manner, we arrange or coordinate on-going training and development programs to affiliated dental groups and their dental professionals and staff. The training programs ensure affiliated dentists have access to the latest industry techniques and technology to create an optimal patient experience. Our organizational development and learning department is responsible for the strategic design and implementation of orientation programs, training programs and internal and vendor-sponsored professional continuing education and career development programs.

We also provide forums through which PC owners and affiliated dentists can share best practices and provide feedback to each other. We have a clinical board composed of PC owners and affiliated dentists that meets quarterly and shares ideas relating to, among other things, new dental procedures and techniques and new or improved dental materials and supplies. The affiliated dental groups are encouraged to implement any recommendations of the clinical board, but they are not required to do so.

In addition, PC owners meet semiannually to review policies and procedures relating to quality assurance in order to provide recommendations to their dentists. In each of our markets the PC employs a Market Dental Director, who is a licensed dentist, and we also employ a Director of Market Operations, who is not a licensed dentist. The Market Dental Directors work directly for the PCs and meet as a group quarterly to discuss objectives and potential recommendations for the PCs. The Director of Market Operations regularly visits each dental office to communicate with the dentists and perform a quality assurance audit with respect to patient communications, performance of front office staff and risk management for potential grievances. The Market Dental Directors also visit each office on a scheduled basis to perform quality assurance clinical reviews and provide feedback and recommendations to the Director of Market Operations and the PC. They also assist with doctor interviews, training and mentoring. In addition, we conduct patient satisfaction surveys in order to receive feedback from the patients of affiliated dental groups as to the performance of affiliated dentists and their staff. The dental offices operated by ConsumerHealth also conduct peer reviews in accordance with the California Knox-Keene Health Care Service Plan Act of 1975.

Management Information Systems and Facility Utilization

We seek to assist affiliated dental groups in improving facility utilization, primarily through our management information systems. We maintain proprietary and third party management information systems through which we receive uniform data that is analyzed to measure and improve the operating performance of each dental office. The management information systems allow us to interface with each of the more than 300 affiliated dental offices daily and to track and report on their performances with real-time data and statistics, including information relating to patient and dentist scheduling, service mix, specialty services provided and financial performance. The ability to provide extensive informational reports on a large number of offices helps to ensure that each office is operating as efficiently as possible. The information from these reports can be used by affiliated dental groups to improve their operational and financial performance and it also allows us to quickly recognize growth opportunities.

The management information system also allows us to review metrics related to patient satisfaction, including the percentage of return appointments, the number of specialty referrals, and the percentage of patients seeking periodontal care. By tracking these patient metrics on an individual office basis, our experienced management team can assist affiliated dental groups in identifying growth opportunities and pinpointing problem areas for underperforming offices. This then allows our management team to continuously enhance our marketing strategy and recommendations and to provide training programs or increase quality assurance audits to improve patient experience and increase patient volumes for underperforming offices.

We also increase facility utilization through our call centers and centralized billing offices. Our call centers allow us to improve patient scheduling among affiliated dental groups, which increases facility utilization within a market. Our centralized billing offices allow many administrative functions to be performed off-site, which allows the dentist and his or her in-office staff to focus on the patients and their care.

Regulation

General. The practice of dentistry is regulated extensively at both the state and federal levels. Regulatory oversight includes, but is not limited to, considerations of the corporate practice of dentistry, fee splitting, anti-kickback and anti-referral legislation, privacy and security requirements, health and safety requirements, state insurance regulation, laws limiting the manner in which prospective patients may be solicited and professional licensing rules. In addition, state and federal laws regulate health maintenance organizations, or HMOs, and other managed care organizations for which dentists may be providers.

We believe that we and our affiliated dental groups comply in all material respects with the laws and regulations to which we are subject. If the legal compliance of any of our activities or those of affiliated dental groups were challenged, however, we may have to divert substantial time, attention and resources from running our business to defend against these challenges regardless of their merit. In such circumstances, if we do not successfully defend these challenges, we may face a variety of adverse consequences including losing eligibility to participate in Medicare, Medicaid or other federal or state health care programs, or losing other contracting privileges and, in some instances, civil, criminal and/or administrative settlements, judgments, fines and penalties. Any of these or other consequences could have a material adverse effect on our business, financial condition and results of operations.

The regulatory environment in which we operate may change significantly in the future. For example, the U.S. House of Representatives and Senate are currently considering legislation that would make significant changes to the U.S. health care system, including changes to government reimbursement programs. The extent to which any such changes could impact the provision of dental services or DPM support services is not yet known. Recent legislative and political activities suggest that health care reform could include universal health care coverage established through a combination of Medicaid expansion, insurance reform, employer and individual mandates, state or regional insurance “exchanges,” and either a “public option” governmental insurer or a series of local health insurance cooperatives. It is not yet clear what the final proposed legislative changes will be or whether a bill will ultimately pass both houses of Congress and be signed into law. In addition, several sets of regulations have been recently adopted that may require substantial changes in the way health care providers operate during the coming years. In response to new or revised laws, regulations or interpretations, we could be required to revise the structure of our legal arrangements, incur substantial legal fees, fines or other costs, or curtail our business activities, reducing the potential profit to us of some of our legal arrangements, any of which could have a material adverse effect on our business, financial condition and results of operations.

The following is a summary of the principal regulatory issues affecting our operations and those of our affiliated dental groups.

Corporate practice of dentistry; fee splitting. The laws of many states prohibit, by statute or under common law, dentists from splitting fees with non-dentists and prohibit non-dental entities from engaging in the practice of dentistry or employing dentists to practice dentistry. The specific restrictions against the corporate practice of dentistry vary from state to state. The restrictions are generally designed to prohibit a non-dental entity from:

•	controlling the professional practice and clinical decision making of a dentist;

•	employing dentists to practice dentistry (and, in certain states, employing hygienists or dental assistants); and

•	sharing professional fees.

A number of states impose further restrictions, such as limiting the ability of a person other than a licensed dentist to own dental equipment or offices. Some of these states allow leasing of equipment and office space under a bona fide lease. The laws of many states also prohibit dental practitioners from paying any portion of fees received for dental services in consideration for the referral of a patient. In addition, many states impose limits on the tasks that may be delegated by dentists to hygienists and dental assistants.

We provide business support services to affiliated dental groups and believe that the fees we charge for those services are consistent with the laws and regulations of the jurisdictions in which we operate. We do not control the clinical aspects of the practice of dentistry, the provision of dental services, including the diagnoses or treatment of dental disease, or employ dentists to practice dentistry, except as permitted by law through our wholly owned subsidiary, ConsumerHealth.

The laws regarding fee splitting and the corporate practice of dentistry and their interpretation vary from state to state and are enforced by regulatory authorities with broad discretion. The legality of our business or our relationships with dentists or affiliated dental groups may be challenged in the future and the enforceability of the provisions of any business support services agreement could be limited. For example, the contractual arrangements of an orthodontic practice management support services organization, Orthalliance, have been successfully challenged in Texas and Washington as violating the state laws prohibiting the corporate practice of dentistry. The laws and regulations of certain states in which we may seek to expand may require us to change the form of our relationships with affiliated dental groups. Such a change may restrict our operations or the way in which providers may be paid or may prevent us from acquiring the non-dental assets of dental offices or managing dental offices in those states. Similarly, the laws and regulations of the states in which we presently maintain operations could change or be interpreted in the future either to restrict or adversely affect our existing or future relationships with affiliated dental groups. See “Risk Factors—Risks Related to Our Business—Our business support services agreements with affiliated dental groups could be challenged by a state or dentist under laws regulating the practice of dentistry.”

Anti-kickback and anti-referral legislation. Federal and many state laws prohibit the offer, payment, solicitation or receipt of any form of remuneration in return for, or in order to induce the referral of a person for services reimbursable under Medicare, Medicaid or other federal and state healthcare programs. Further restrictions include the reimbursement by those regulatory agencies for the furnishing or arranging for the furnishing of items or services, the purchase, lease, order, arranging or recommending purchasing, leasing or ordering of any item. These provisions apply to dental services covered under the Medicaid programs in which we participate. The federal government has increased scrutiny of joint ventures and other transactions among healthcare providers in an effort to reduce potential fraud and abuse related to Medicare and Medicaid costs. Many states have similar anti-kickback laws, and in many cases these laws apply to all types of patients, not just Medicare and Medicaid beneficiaries.

The applicability of many of these federal and state laws to transactions in the healthcare industry such as those to which we are or may become a party has not been fully interpreted by judicial or regulatory authorities. Judicial or regulatory authorities could find these provisions applicable to our operations, which could have a material adverse effect on our business. Under current federal law, a physician or dentist or member of his or her immediate family is prohibited from referring Medicare or Medicaid patients to any entity providing “designated health services” in which the physician or dentist has an ownership or investment interest, unless an applicable exception is available. A number of states also have laws that prohibit referrals for certain services such as x-rays by dentists if the dentist has certain enumerated financial relationships with the entity receiving the referral, unless an exception applies. Any future expansion of these prohibitions to other health services could restrict our ability to carry out the development of our network of affiliated dental groups.

Noncompliance with, or violation of, either the anti-kickback provisions or restrictions on referrals can result in exclusion from the Medicare and Medicaid programs as well as civil and criminal penalties. Similar penalties apply for violations of state law.

Health Insurance Portability and Accountability Act of 1996. To improve the efficiency and effectiveness of the healthcare system, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, included “administrative simplification” provisions that required the Department of Health and Human Services, or HHS, to adopt national standards for electronic healthcare transactions. At the same time, the U.S. Congress recognized that advances in electronic technology could erode the privacy of health information. Consequently, the U.S. Congress incorporated provisions into HIPAA that mandated the adoption of federal privacy protections for individually identifiable health information.

In response to the HIPAA mandate, in 2000, HHS adopted regulations known as the “privacy rule.” The privacy rule set national standards for the protection of health information, as applied to the three types of covered entities: health plans, healthcare clearinghouses and healthcare providers who conduct certain healthcare transactions electronically. Covered entities were required to implement standards to protect and guard against the unauthorized disclosure and misuse of individually identifiable health information. The privacy rule established a foundation of federal protections for the privacy of protected health information.

In 2003, HHS also adopted regulations known as the “security rule” for security standards to protect electronic health information systems from improper access or alteration. The security rule required covered entities to implement administrative, physical and technical safeguards to protect electronic individually identifiable health information.

Recent changes to HIPAA implemented by the American Recovery and Reinvestment Act of 2009 have extended the direct application of many HIPAA provisions to business associates of covered entities, and now permit state attorneys general to pursue civil actions under HIPAA. Violations of HIPAA could result in civil penalties of up to $1,500,000 per type of violation in each calendar year and criminal penalties of up to $250,000 per violation and/or up to ten years in prison per violation.

We believe that we and our affiliated dental groups are in material compliance with applicable provisions of HIPAA, including the privacy rule, and the regulations promulgated under HIPAA, including the privacy rule and security rule.

Occupational Safety and Health Administration. Our affiliated dental groups and ConsumerHealth are subject to regulations promulgated by the Occupational Safety and Health Administration, or OSHA, of the U.S. Department of Labor. These regulations include the heat sterilization of dental instruments and the use of barrier techniques, such as the use of masks, goggles and gloves by the dentists and hygienists, and such regulations require us to incur ongoing monitoring and compliance expenses.

Civil False Claims Act. The Federal Civil False Claims Act prohibits knowingly presenting or causing to be presented any false or fraudulent claim for payment by the government, or using any false or fraudulent record in order to have a false or fraudulent claim paid. Violations of the law may result in repayment of three times the damages suffered by the government and penalties from $5,500 to $11,000 per false claim. Collateral consequences of a violation of the False Claims Act include administrative penalties and possible exclusion from participation in Medicare, Medicaid and other federal health care programs. Many states have similar laws relating to claims for reimbursement to which we may be subject.

State insurance laws and regulations. We and our affiliated dental groups are exposed to certain insurance and regulatory risks associated with our respective activities. Our wholly owned subsidiary, ConsumerHealth, is licensed under the Knox-Keene Act and therefore is subject directly to the laws and regulations promulgated thereunder and regulation by the California Department of Managed Health Care. In addition, ConsumerHealth and affiliated dental groups may become subject to state insurance laws and regulations because of the contracts they enter into with third party payors to provide services to patients and we may become subject to such laws and regulations because of our support to affiliated dental groups in negotiating and administering third party payor contracts and providing billing, collection and claims administration services under these contracts. The application of state insurance laws and regulations to these activities is an unsettled area of law and is subject to interpretation by regulators with broad discretion. Our failure to properly interpret and apply such requirements, as well as changes in such laws, or the extension or interpretation of such laws and regulations to cover additional parties and activities, could subject us or our affiliated dental groups to additional laws or regulations, licensure requirements or regulatory enforcement actions, which could increase our costs, damage our reputation or otherwise adversely affect our operations and our profitability.

Legal and regulatory compliance. We and our affiliated dental groups are subject to various laws and regulations related to our business. For example, ConsumerHealth is licensed under the Knox-Keene Act. Under the Knox-Keene Act and the regulations promulgated thereunder, entities which are licensed as healthcare service plans in California are required, among other things, to file periodic financial data and other information with the California Department of Managed Health Care, maintain a specified and substantial level of net equity on their balance sheets (which could effectively restrict their ability to declare dividends or make other payments to parent entities, including us) and maintain adequate levels of medical, financial and operating personnel dedicated to fulfilling their legal and regulatory obligations. The California Department of Managed Health Care is empowered by law to take enforcement action against licensees that fail to fulfill their obligations under the Knox-Keene Act.

We endeavor to structure all of our agreements, operations and marketing in accordance with then-applicable laws and regulations. We may be required, however, to modify our agreements, operations and marketing from time to time in response to changes in applicable laws and regulations.

Advertising. We are subject to certain state regulations on the content of the advertisements of dental services. In certain states, we may be prohibited from using our branded name in any of our advertisements in that state. These laws and their interpretation vary from state to state and are enforced by regulatory authorities with broad discretion.

State Licensing Boards. Each state imposes licensing requirements on dentists. States may impose restrictions on, or revoke, licenses of dentists for, among other things, improper clinical conduct and ethical violation. In addition, federal regulations permit state licensing boards to revoke or restrict a dentist’s license if such dentist defaults in the payment of a government-guaranteed student loan and the Medicare program may offset such dentist’s overdue loan payments against any Medicare income due to the dentist’s employer.

Competition

The dental services industry is large and highly fragmented. The business of providing general, hygiene and specialty dental services is highly competitive in the markets in which affiliated dental groups operate. Our affiliated dentists compete with all other dentists in their local market. We believe affiliated dental groups associated with DPM support services organizations compete favorably with other providers of dental services on the basis of such factors as:

•	quality of care and reputation, including recognizable brand names;

•	marketing and advertising strategy and implementation;

•	convenience, traffic flow and visibility of office location;

•	relationships with insurance providers;

•	price of services; and

•	hours of operation.

We are aware of at least twenty DPM support services organizations that operate in the U.S. and several of those organizations have DPM support services models similar to ours operating in our markets. Some of these competitors and potential competitors may have financial resources, affiliation models, reputations, or management expertise that provides them competitive advantages against us, which may make it difficult for us to compete against them.

Affiliated dental groups also compete against other established dental groups in the retention and recruitment of general dentists, specialists, hygienists and non-clinical personnel. If the availability of such individuals begins to decline in our markets, it may become more difficult to attract and retain qualified personnel to sufficiently staff the affiliated dental groups or to meet the staffing needs of any expansion we may decide to do in the future. While we believe that the DPM support services model offers advantages for many dentists, it is not clear to what extent dentists will be attracted by the perceived benefits of affiliating with a DPM support services organization. Many dentists may be reluctant to relinquish any of their independence and depart from the long established modality of solo practice. See “Risk Factors—Risks Related to Our Business—If affiliated dental groups are unable to attract and retain qualified dentists, specialists and hygienists, their ability to attract and maintain patients and generate revenues could be negatively affected.” We continue to work to increase awareness among dentists of the many benefits of affiliating with a DPM support services organization.

Professional Liability and Other Insurance Coverage

We maintain insurance coverage that we believe is appropriate for our business, including professional liability, property, business interruption and general liability, among others. Our standard professional liability insurance coverage is $1.0 million per occurrence and $6.0 million annually, with a $50,000 deductible per claim and a $500,000 aggregate limit.

We also arrange and are reimbursed for the cost of the professional liability insurance covering the affiliated dental groups and most of the dentists they employ. The dental providers covered under our policy have a $1.0 million per occurrence and $3.0 million annual aggregate sub-limit. Some individual dentists, particularly independent contractors and certain specialists, maintain their own professional liability insurance with us as a named insured. Each affiliated dental group indemnifies us for any losses relating to the performance of dental services not otherwise covered by insurance. While we believe that our insurance coverage is adequate for our current operations, it may not be sufficient for all future claims. In addition, our current insurance coverage may not to be available in adequate amounts or at a reasonable cost in the future.

Legal Proceedings

We have been named as a defendant in various lawsuits in the normal course of business, primarily for employment liability, malpractice claims and contractual business disputes. We do not believe any of the pending lawsuits will have a material adverse effect on our operating results, liquidity or financial position.

Intellectual Property

We regard our copyrights, service marks and similar intellectual property as critical to our success. We or our subsidiaries are the registered owner, or have filed for registration, of various marks in the United States, including SMILE BRANDSSM, BRIGHT NOW!®, MONARCH DENTAL®, CASTLE DENTAL®, NEWPORT DENTAL® and SMILES FOR EVERYONE®. We use these trademarks to distinguish our affiliate dental groups from competitors in each of our respective markets. We also promote brand awareness and generate demand using our marks through our marketing and advertising programs. See “Risk Factors—Risks Related to Our Business—Our inability or failure to protect our intellectual property could have a negative impact on our operating results.”

Properties

We lease all of our properties. As of March 31, 2010, we leased properties for 304 dental offices and nine administrative offices, including our billing centers, call centers and corporate headquarters. Our corporate office is located in approximately 33,400 square feet in an office building in Santa Ana, California.

We generally lease the dental offices used by affiliated dental groups for an initial term of ten years, with renewal options for two successive five-year terms. On average, each dental office is approximately 3,500 square feet, with approximately 11 operatories per office, and is typically located in highly visible retail spaces in shopping centers with desirable anchor stores with convenient access and high levels of vehicle and pedestrian traffic.

Employees

As of March 31, 2010, we employed or contracted with 1,862 employees and independent contractors, including 166 dentists (representing 87 full-time and 79 part-time dentists), 9 hygienists, and 114 dental assistants. These dentists, hygienists and dental assistants are each employed or contracted with ConsumerHealth, our wholly owned subsidiary operating under the Knox-Keene Act. We consider our employee relations to be good. We have ten collective bargaining agreements covering 63 employees and have not experienced any material labor disruption.

As of March 31, 2010, affiliated dental groups employed or contracted with 585 dentists (representing 455 full-time and 130 part-time dentists), 412 hygienists, and 1,380 dental assistants. We do not employ dentists, hygienists or dental assistants in states where laws prohibit us from doing so. See “—Affiliated Dental Groups” and “—Regulation.”

MANAGEMENT

Executive Officers, Directors, Director Nominee and Key Employees

The following sets forth information about our directors, director nominee, executive officers and key employees:

Name	Position	Age
Directors, Director Nominee and Executive Officers
Steven C. Bilt	President, Chief Executive Officer and Director	44
Bradley E. Schmidt.	Chief Financial Officer	43
James F. Simmons	Chairman	55
John S. Hwang	Director	29
Richard K. Matros	Director	56
Mark A. Pulido	Director	57
Jon D. Ralph	Director	45
John M. Rogers	Director	43
Peter M. Starrett	Director	62
Eric J. Boden	Director Nominee	61

Key Employees
Dr. Roy D. Smith	Chief Operating Officer	56
George J. Suda	Chief Information Officer	51
Richard N. Brown	Senior Vice President Marketing & Sales	50
Dr. Dennis R. Fratt	Senior Vice President Operations Services Group	60
Beth R. Goldstein	Senior Vice President Human Resources	49

Steven C. Bilt. Mr. Bilt has served as a director of Smile Brands Group Inc. and has been our President and Chief Executive Officer since May 2005. Upon completion of this offering, Mr. Bilt will be appointed Chairman of our board of directors. Mr. Bilt served as President and Chief Executive Officer of Smile Brands Inc. (formerly Bright Now! Dental, Inc.) from April 2000 to May 2005 and as Chief Financial Officer from 1998 to 2000 before it became our wholly owned subsidiary. Prior to that, he was Vice President Finance for Vivra Incorporated, a provider of outpatient kidney dialysis and specialty physician network services. Previously, Mr. Bilt was Vice President Finance at SCRS, Inc., a provider of speech, occupational and physical therapy. Mr. Bilt was also an audit manager with the accounting firm of Ernst & Young LLP and received a bachelor of arts in business economics from the University of California Santa Barbara as well as a master of business administration from the Graziadio School of Business and Management at Pepperdine University. Mr. Bilt has been an executive officer of our company for over 12 years (including his tenure as an officer of Smile Brands Inc. before we acquired it in 2005) and his leadership and strategic vision over these years have been critical to our success. Mr. Bilt also brings his knowledge of the day-to-day operations of our company to the board, providing invaluable insight to the board as it reviews our operations, growth and financial prospects. In addition, his experience as an executive officer at Vivra Incorporated, a publicly traded company, will benefit our board as we begin operating as a publicly traded company after this offering.

Bradley E. Schmidt. Mr. Schmidt has been our Chief Financial Officer since May 2005. Mr. Schmidt served as Chief Financial Officer of Smile Brands Inc. (formerly Bright Now! Dental, Inc.) from April 2002 to May 2005 and as Controller from 1998 to 2002. Prior to that, Mr. Schmidt served as divisional controller and corporate accounting manager for Furon Company, a manufacturer of specialized polymer components. Mr. Schmidt was also a senior auditor with Ernst & Young LLP. Mr. Schmidt received a bachelor of science in accounting from Eastern Michigan University.

Each of our directors was chosen to serve on our board of directors based on his established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, and professional and personal experiences and expertise relevant to our growth strategy. The following provides certain qualifications, attributes, skills and other biographical information with respect to the other seven directors currently serving on the board and the director nominee who will become a director upon completion of this offering:

James F. Simmons. Mr. Simmons is currently serving as Chairman of Smile Brands Group Inc. and has served in such capacity since May 2005. Upon completion of this offering, Mr. Simmons will resign as Chairman, but will remain a director of the company. Mr. Simmons has been a General Partner of Freeman Spogli & Co. since 1991, after joining the firm in 1986. In connection with Freeman Spogli’s investment activities, Mr. Simmons has served on numerous other public and private company boards. Since 2006, he has also served on the board of directors of Petco Animal Supplies, Inc., a retailer of pet food, supplies and services. Prior to joining Freeman Spogli, Mr. Simmons was a Vice President in the Los Angeles office of Bankers Trust Company, specializing in lending to leveraged buyouts. From 1978 to 1984, Mr. Simmons held other key positions with Bankers Trust, which included responsibility for middle market lending in Southern California and serving in the Commercial Banking Group in New York City. Mr. Simmons graduated with a bachelor’s degree from Williams College in 1978 and received his master’s degree in business administration from New York University in 1982. As a General Partner of Freeman Spogli, Mr. Simmons oversaw our acquisition of Smile Brands Inc. in 2005 and has since become an integral member of our board of directors and our compensation and audit committees. We believe that Mr. Simmons’ long tenure on our board, along with his experience at Bankers Trust Company and his 25 years of experience with Freeman Spogli, makes him a valuable resource on our board of directors.

John S. Hwang. Mr. Hwang has served as a director of Smile Brands Group Inc. since February 2010 and has worked extensively with our company since July 2006. Mr. Hwang has been an investment professional of Freeman Spogli & Co. since 2006 and has evaluated potential mergers and acquisitions, negotiated and structured financing alternatives and assisted our board members in analyzing and implementing strategic initiatives for our company. Prior to joining Freeman Spogli, Mr. Hwang spent three years at Citigroup where he served as an analyst in the Financial Sponsors and Mergers and Acquisitions groups. Mr. Hwang received his bachelor’s degree from the University of California, Los Angeles in 2003 where he majored in business economics. We believe that Mr. Hwang’s background in mergers and acquisitions, transactional structuring and debt and equity financing provides a unique perspective and useful insight to our board as we review our growth strategy and strategic initiatives.

Richard K. Matros. Mr. Matros has served as a director of Smile Brands Group Inc. since May 2005. He is also the Chairman of the Board and Chief Executive Officer of Sun Healthcare Group, Inc., positions he has held since 2001. From 2006 to 2008, Mr. Matros served on the board of directors of Vericare Management, Inc., a provider of integrated behavioral health services for long-term care facilities. In addition to his service on the board of directors, Mr. Matros served as Chief Executive Officer and President of Smile Brands Inc. (formerly Bright Now! Dental, Inc.) from 1998 to 2000. Previously, from 1994 to 1997, he served as a director and in various executive officer capacities, including as Chief Executive Officer, of Regency Health Services, Inc., a long-term care operator. He served as Chief Executive Officer of Care Enterprises, Inc. during 1994, as President, Chief Operating Officer and a director from 1991 to 1994, and as Executive Vice President of Operations from 1988 to 1991. Mr. Matros has also served as a member of the advisory committee of Aviv Asset Management, LLC, a privately held financing operator of skilled nursing and other healthcare-related facilities, since 2009. Mr. Matros received a bachelor of arts in psychology from Alfred University and a master of science in gerontology from the University of Southern California. Because of his strong background in the health care services industry and his prior experience as Chief Executive Officer of Smile Brands Inc., we believe that Mr. Matros is able to provide a diverse viewpoint on our company and the general healthcare and dental industry. In addition, Mr. Matros’ current public company experience at Sun Healthcare Group, Inc., and past public company experience at Regency Health Services, Inc. and Care Enterprises, Inc. will benefit our board as we begin operating as a publicly traded company after this offering.

Mark A. Pulido. Mr. Pulido has served as a director of Smile Brands Group Inc. since May 2005. He is currently the non-executive Chairman of the Board of Quidel Inc., a diagnostics manufacturer, and has been a member of that board since 2002. He also serves on the board of Winebow, Inc., a leading importer and distributor of fine wines, spirits and sakes, and has been a member of the board since July 2008. He previously served on the boards of directors of Charles Schwab Corporation, a financial services company, and Imation Corp., a technology company. In addition, Mr. Pulido currently serves and has served on the boards of directors of various not for profit entities, including the Rancho Santa Fe Foundation, the Boys & Girls Club of America and the Burnham Institute for Medical Research. Mr. Pulido previously served as the Chairman of the Board of BenefitPoint, Inc., an employee benefits technology company, where he also served as its President and Chief Executive Officer from January 2000 to June 2002. From May 1996 to July 1999, Mr. Pulido was President and Chief Executive Officer of McKesson Corporation, a healthcare services and information technology company. Previously, Mr. Pulido served as President and Chief Executive Officer of Novartis Pharmaceuticals Corporation (formerly Sandoz Pharmaceuticals Corporation), a research-based pharmaceutical manufacturer, and RedLine Healthcare Corporation (previously owned by Novartis and now a subsidiary of McKesson Corp.), a specialty medical surgical distribution company, during the period from January 1990 to April 1996. Mr. Pulido has advised Freeman Spogli & Co. since 2004. Mr. Pulido graduated with a bachelor of science degree in pharmacy from the University of Arizona, College of Pharmacy in 1976 and a master of science degree in pharmacy administration from the University of Minnesota in 1977. Based on Mr. Pulido’s long-term record of achievement in healthcare and philanthropy, we believe that he provides the board of directors a strong voice in both corporate matters and social consciousness. In addition, we believe his experience serving as a director for publicly traded companies, such as Quidel Inc., Charles Schwab Corporation and Imation Corp., and as President and Chief Executive Officer of McKesson Corporation will benefit our board as we begin operating as a publicly traded company after this offering.

Jon D. Ralph. Mr. Ralph has served as a director of Smile Brands Group Inc. since May 2005. Mr. Ralph has been a General Partner of Freeman Spogli & Co. since 1998, after joining the firm in 1989. In connection with Freeman Spogli’s investment activities, Mr. Ralph has served on numerous other public and private company boards. He is currently a director and member of the audit and real estate committees of Sur La Table, Inc., a retail chain specializing in cookware, kitchenware and tabletop merchandise, positions he has held since 2000. Since 2004, he has served as a director and member of the audit and compensation committees of Winebow, Inc., a leading importer and distributor of fine wines, spirits and sakes. In addition, since 2006, he has served as a director and member of the audit committee of Savers, Inc., a leading chain of thrift stores. Prior to joining Freeman Spogli, Mr. Ralph spent three years at Morgan Stanley & Co. Incorporated where he served as an analyst in the investment banking division. Mr. Ralph received his bachelor’s degree in 1986 from Amherst College where he majored in history. We believe that Mr. Ralph’s extensive experience on the boards of diverse entities and his participation in the investment and growth of numerous companies at Freeman Spogli make him an important contributor to our board of directors.

John M. Rogers. Mr. Rogers has served as a director of Smile Brands Group Inc. since July 2009. Upon completion of this offering, Mr. Rogers will resign as a director of our company. Mr. Rogers has also served as a director on the boards of numerous other private and not for profit organizations, including the boards of Delta Career Education Corporation since 2004, National Youth Education Council LLC since 2007, Accelerated Holdings, LLC since 2008, and Tenderloin Neighborhood Development Corporation since 2006. Mr. Rogers is the co-head of the General Industries Group of Gryphon Investors, which he joined in 2002. Prior to joining Gryphon Investors, Mr. Rogers was a private equity investor at DB Capital. Previously, he worked in leveraged finance at DB Alex Brown. Mr. Rogers previously worked in health-care services with the Alameda County Health Care Services Agency, overseeing new program development. He earned his bachelor of arts in political science from Yale University and his master of business administration from Stanford University. We believe Mr. Roger’s investment and operating experience at Gryphon Investors makes him a valuable member of our board of directors to assist in the development of our growth strategy and business plan.

Peter M. Starrett. Mr. Starrett has served as a director of Smile Brands Group Inc. since May 2005. In 1998, Mr. Starrett founded Peter Starrett Associates, a retail advisory firm, and currently serves as its President.

Mr. Starrett has served since 2003 on the board of Pacific Sunwear, a chain of retail stores specializing in young adult apparel, and currently serves as the Non-Executive Chairman and member of its nominating and governance and compensation committees. Mr. Starrett has been a director of hhgregg, Inc., a retailer of electronics and appliances, since 2005 and currently serves as a member of its compensation committee. From 1997 to 2007, he served on the board of Guitar Center, Inc., a retailer of musical instruments and supplies, and as the chairman of its compensation committee. From 1999 to 2005, Mr. Starrett served on the board of directors of The Pantry, a gas station and convenience store company, and from 1998 to 2006, Mr. Starrett served on the board of directors of AFC Enterprises, Inc., the parent company of Popeyes Chicken. Mr. Starrett has served on the boards of many other public and private companies, including Petco Animal Supplies, Inc., Advance Auto Parts, Inc., Brylane Inc. and Galyan’s Trading Company. In addition, he has served on the boards of several not for profit organizations, including as Vice Chairman of Goodwill of Southern California. Mr. Starrett has also served in many executive positions. From 1990 to 1998, he was the Founder and President of Warner Bros. Studio Stores, where he had responsibility for the global operations of 180 stores in the U.S., Europe, and Asia. Previously, he was Chairman and Chief Executive Officer of The Children’s Place, a leading specialty apparel retailer. Earlier in his career, Mr. Starrett served in senior merchandising positions with both Federated and May Department Stores. Mr. Starrett graduated with a bachelor’s degree in business administration from the University of Denver in 1969 and received his master’s degree in business administration from Harvard University in 1975. Based on Mr. Starrett’s extensive experience as an officer and as a director of a broad range of both public and private companies, we believe that he provides strong leadership and oversight on our strategic and financial plans. In particular, we believe Mr. Starrett’s experience as an officer and director of publicly traded companies, including Pacific Sunwear and Guitar Center, Inc., will benefit our board as we begin operating as a publicly traded company after this offering.

Eric J. Boden. Mr. Boden has been nominated, and has agreed to serve, as a director of Smile Brands Group Inc. upon the completion of this offering. From 1999 to 2009, Mr. Boden served as the President and Chief Executive Officer of HireRight, Inc. (now an Altegrity Company), a leading provider of on-demand employment screening and pre-integrated solutions, and served as a member of its board of directors from 2000 to 2008. Mr. Boden was Chairman of the Board from 2003 to 2008. He has also served as a member of the board of our wholly owned subsidiary, ConsumerHealth, Inc., from 2003 to 2007. Mr. Boden is currently a retired investor. Mr. Boden’s prior experience includes serving as the President and Chief Executive Officer of Frame-n-Lens Optical, Inc., a prescription eyeglass manufacturer and retail chain, as the Vice President of Operations for Clothestime, Inc., a young women’s apparel company, and as Vice President, Territory Director for B. Dalton Booksellers, Inc. In addition, Mr. Boden served in various management positions with Target Stores for twelve years. Mr. Boden holds a bachelor of arts in psychology from the University of Colorado. Because Mr. Boden successfully led the transition of HireRight to a publicly traded company in 2007 before its acquisition by US Investigations Services, Inc., an Altegrity Company, in August 2008, and has extensive knowledge of financial and operational issues facing large companies, as well as knowledge of our operations from his time serving on the board of directors of ConsumerHealth, we believe that his experience and insight will position him well for service on our board of directors.

Dr. Roy D. Smith. Dr. Smith has been our Chief Operating Officer since July 2006 and was a Group Vice President from 2003 to 2006. Dr. Smith was the Vice President and Chief Dental Officer of Monarch Dental Corporation, which we acquired in 2003. Previously, Dr. Smith also practiced general dentistry for 17 years. Dr. Smith received a bachelor of arts degree from the University of Texas at Austin and a doctor of dental surgery degree from the University of Texas Dental School at San Antonio.

George J. Suda. Mr. Suda has been our Chief Information Officer since January 2008. Prior to joining us, Mr. Suda was Chief Information Officer at Rotech Healthcare from September 2006 to January 2008. From May 2005 to September 2006, Mr. Suda was a consultant for Stanmore Capital/Montgomery Pacific. Previously, Mr. Suda spent 11 years with Apria Healthcare, a leading provider of home healthcare products, in various positions, including Executive Vice President of Information Services and Chief Information Officer. Mr. Suda attended Oklahoma State University and received a bachelor of business administration from the University of Phoenix and an executive master of business administration from Chapman University.

Richard N. Brown. Mr. Brown is our Senior Vice President of Marketing & Sales. Before joining us in November 2005, Mr. Brown was Senior Vice President of Marketing for EMN8, Inc. from August 2004 to October 2005. From October 2001 to April 2004, Mr. Brown was the Senior Vice President of Marketing & Sales for Burger King Corp. Previously, Mr. Brown worked at Taco Bell Corp. as the Vice President, Marketing from February 1997 to October 2001. From 1994 to January 1997, Mr. Brown worked for PepsiCo Restaurants Canada, where he was the Director of National Marketing. Mr. Brown has also worked in various marketing positions for Thomas J. Lipton, Lever Brothers, and Gillette. Mr. Brown received a bachelor of commerce degree in marketing and a master of business administration from Concordia University in Montreal, Canada.

Dr. Dennis R. Fratt. Dr. Fratt has been Senior Vice President of our Operations Services Group since July 2006. Dr. Fratt was Chief Operating Officer of Smile Brands Inc. (formerly Bright Now! Dental, Inc.) from August 1998 to February 2003 and from February 2003 to July 2006 was a Group Vice President. Formerly, Dr. Fratt was chairman and president of ConsumerHealth, Inc. from 1979 to 1998. Dr. Fratt received a bachelor of science degree and a doctor of dental science degree from the University of Southern California and a master of business administration from Pepperdine University.

Beth R. Goldstein. Ms. Goldstein has been our Senior Vice President of Human Resources since March 2007. Before joining us in 2007, Ms. Goldstein was Vice President of Organizational Development for Borders Group, Inc. since 2004. During her 11 years at Borders, Ms. Goldstein held several other key positions, including Waldenbooks Director of Human Resources and Director of Corporate and Distribution Center Human Resources. Prior to joining Borders Group, Ms. Goldstein spent 16 years at Contempo Casuals, a Los Angeles-based fashion apparel retailer, in several positions in both Operations and Human Resources. Ms. Goldstein studied psychology at California State University and is a graduate of the University of Michigan Human Resources Executive Program.

Board Composition

Our board of directors currently consists of eight persons. Effective upon consummation of this offering, Mr. Rogers will resign from our board of directors and we will appoint one independent director to our board, Mr. Boden. Upon completion of this offering our board of directors will consist of eight members, four of whom we have determined will be independent directors under the rules of the New York Stock Exchange: Messrs. Boden, Matros, Pulido and Starrett. A majority of the members of our board of directors will be independent within one year from the completion of this offering in accordance with the rules of the New York Stock Exchange. All directors are elected to hold office until our next annual meeting of stockholders and until their successors have been elected. Officers are elected and serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.

Board Committees

Our board will establish the committees described below in connection with this offering and may establish others from time to time.

Audit Committee

Upon completion of this offering, our audit committee will be composed of Messrs. Boden, Hwang and Matros. Our board has determined that Messrs. Boden and Matros are independent directors. We intend to replace Mr. Hwang with an independent director within one year of the effective date of this prospectus as required by the NYSE rules. Mr. Boden will serve as the committee’s chairman and will also qualify as the “audit committee financial expert” as defined by the Securities and Exchange Commission.

Our audit committee will be responsible for assisting our board of directors in its oversight of the integrity of our financial statements, our independent registered public accounting firm’s qualifications and independence and the performance of our independent registered public accounting firm. In performing these duties, our audit committee will:

•	review the audit plans and findings of our independent registered public accounting firm and our internal audit staff, as well as the results of regulatory examinations and reports,

•	review our financial statements, including any significant financial items and changes in accounting policies, with our senior management and independent registered public accounting firm

•	review our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters, and

•

have sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

Compensation Committee

Our compensation committee is composed of Mr. Starrett, who is the chairman of the committee, and Messrs. Pulido and Simmons. Our board of directors has determined that Messrs. Starrett and Pulido are independent directors, are “non-employee directors” within the meaning of Rule 16b-3(b)(3) promulgated under the Securities Exchange Act of 1934 and are “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code, as amended. Mr. Simmons will resign from our compensation committee within one year of the effective date of this prospectus.

Our compensation committee will be responsible for reviewing and recommending policies relating to compensation and benefits of our officers and employees. In performing these duties, the compensation committee will review and approve corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluate the performance of these officers in light of those goals and objectives, and recommend the compensation of these officers based on such evaluations. The compensation committee will also administer the issuance of stock options and other awards under our 2010 Performance Incentive Plan.

For a description of the process and procedures to be used by our compensation committee in making its decisions, please see the “Compensation Discussion and Analysis” section below.

Nominating and Corporate Governance Committee

Upon completion of this offering, our nominating and corporate governance committee will be composed of Mr. Pulido, who will be the chairman of the committee, and Messrs. Boden and Ralph. Our board has determined that Messrs. Boden and Pulido are independent directors. Mr. Ralph will resign from our nominating and corporate governance committee within one year of the effective date of this prospectus.

The nominating and corporate governance committee will be responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our board of directors concerning governance matters.

Director Compensation for Fiscal 2009

The following table presents information regarding the compensation paid for fiscal 2009 to members of our board of directors in 2009 who were not also our employees. The compensation paid to our director Steven C. Bilt, who is also our President and Chief Executive Officer, for fiscal 2009 is presented below under “Compensation Discussion and Analysis” and the related explanatory tables. Mr. Bilt is generally not entitled to receive additional compensation for his service as a director.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compen- sation ($)		Total ($)
David R. Andrews(3)	—	—	—	—	—	—		—
Mark J. Doran(4)	—	—	—	—	—	—		—
Richard K. Matros	2,000	—	—	—	—	—		2,000
Mark A. Pulido	17,000	—	—	—	—	60,000	(2)	77,000
Jon D. Ralph	—	—	—	—	—	—		—
John M. Rogers(3)	—	—	—	—	—	—		—
James F. Simmons	—	—	—	—	—	—		—
Peter M. Starrett	17,000	—	—	—	—	—		17,000

(1)	The following table presents the number of outstanding and unexercised option awards held by each of our non-employee directors as of December 31, 2009 and gives effect to the 11.8538-for-1 split of our common stock that we intend to complete prior to the effectiveness of this registration statement. No stock awards were granted to our directors in fiscal 2009.

Director	Number of Shares Subject to Outstanding Options as of December 31, 2009
David R. Andrews	—
Mark J. Doran	—
Richard K. Matros	31,602
Mark A. Pulido	118,536
Jon D. Ralph	—
John M. Rogers	—
James F. Simmons	—
Peter M. Starrett	59,268
(2)	This amount represents consulting fees paid to Mr. Pulido for services rendered during fiscal 2009 pursuant to his consulting arrangement with us as described below under “—Director Compensation”. This consulting arrangement terminated on December 31, 2009.
(3)	Mr. Andrews resigned from our board of directors in July 2009 at which time Mr. Rogers was appointed to our board.
(4)	Mr. Doran resigned from our board of directors in February 2010 at which time Mr. Hwang was appointed to our board.

Director Compensation

Our board of directors has approved a compensation program for our directors who are not either (i) employees of us or our subsidiaries or (ii) employees or affiliates of private equity firms that have significant investments in us (“independent non-employee directors”), which program will take effect upon the consummation of this offering. The new director compensation program includes the following features:

Cash Compensation. Each independent non-employee director will receive an annual retainer of $25,000, plus a fee of $2,000 for attendance at in-person meetings of the board of directors or a committee of the board (whether in person or by telephone), except that the fee will be reduced to $1,000 for a particular meeting (i) if the meeting is held in-person and the director attends by telephone or (ii) for any telephonic meeting lasting less than 30 minutes. We will also provide additional annual retainers to certain independent directors as follows: Lead director, $25,000; Audit Committee Chair, $15,000; Compensation Committee Chair, $7,500; Nominating and Corporate Governance Committee Chair, $5,000. We will also reimburse directors for expenses incurred in connection with their duties as directors.

Equity Compensation. Each independent non-employee director who is re-elected to the board of directors at the annual meeting of stockholders each year will receive a grant of restricted stock units, with the number of units subject to the grant to be determined by dividing $50,000 by the closing price of our common stock on the date that is five trading days after the annual meeting. New independent non-employee directors appointed or elected to the board (other than in connection with an annual meeting) will receive a grant of restricted stock units upon their appointment, with the number of units subject to the grant to be determined as described above and pro-rated based on the number of days remaining in the 365-day period following the last annual meeting. These restricted stock unit grants will vest in monthly installments over the twelve-month period following the grant date and will generally be paid to the director in an equal number of shares of our common stock on the first to occur of the fifth anniversary of the grant date and the termination of the director’s service on the board, except that the restricted stock units will fully vest and be paid on a change in control of us.

In addition to the prorated annual grant described above, new independent non-employee directors appointed or elected to the board (in connection with an annual meeting or otherwise) will also receive an additional inducement grant of restricted stock units upon their appointment, with the number of units subject to the grant to be determined by dividing $25,000 by the closing price of our common stock on the date of grant (or, if the grant date is not a trading day, on the last trading day preceding the grant date). Each independent non-employee director in office immediately prior to this offering who continues in office immediately after this offering will also receive an additional grant of restricted stock units upon the consummation of this offering, with the number of units subject to the grant to be determined by dividing $25,000 by the price of our common stock established for this offering. Each of the grants described in this paragraph will be subject to the same vesting and payment terms as the annual grants described above.

Deferred Compensation Program. Independent non-employee directors will also have the opportunity to elect to have annual retainer fees (excluding lead director, committee chair and meeting fees) that would otherwise be paid in cash converted into an award of restricted stock units. If the director timely makes the election to defer fees, he or she would be credited with a number of restricted stock units equal to the amount of the fees deferred divided by the fair market value of a share of our common stock on the grant date, which will generally be the last day of the calendar quarter for which the applicable fees would have otherwise been paid. Any restricted stock units credited pursuant to an election to defer fees will be fully vested on grant and generally be paid on the first to occur of the fifth anniversary of the grant date, the termination of the director’s service on the board of directors or a change in control of us.

Stock Ownership Guidelines. The board of directors has also adopted stock ownership guidelines for directors to take effect upon the consummation of this offering. Under these guidelines, our independent directors should own shares of our common stock with a value of at least five times the annual cash retainer. Vested but unpaid restricted stock units count toward satisfaction of this threshold, but not outstanding vested or unvested options.

Prior to this offering, compensation for our independent non-employee directors, Messrs. Pulido, Starrett and Matros, generally consisted of meeting fees and grants of stock options. For fiscal 2009, our independent non-employee directors received a fee of $4,000 for attendance in person at each meeting of the board of directors (or $1,000 for participation in a meeting by telephone). Each of our independent non-employee directors were also granted stock options in 2005 in connection with our acquisition of Bright Now! Dental. Our other non-employee directors, all of whom are principals of private equity firms that had significant investments in us prior to this offering, generally did not receive any compensation for their service on our board of directors.

In addition, we had a consulting arrangement with Mr. Pulido during fiscal 2009 under which he received a retainer of $5,000 per month for providing consulting services. On January 31, 2008, the board of directors also approved the grant to Mr. Pulido in connection with his consulting services of an option to purchase 29,634 shares of our common stock at an exercise price of $8.15 per share and an option to purchase 29,634 share of our common stock at an exercise price of $16.87 per share (which was set at a premium relative to the fair market value of our common stock on the date of grant). Each of these options was fully vested upon grant and has a maximum term of ten years. Mr. Pulido’s consulting arrangement terminated on December 31, 2009.

We also reimburse non-employee directors for travel expenses incurred in connection with their duties as directors.

Limitation of Liability and Indemnification

As permitted by the Delaware General Corporation Law, we have adopted provisions in our restated certificate of incorporation and amended and restated bylaws to be in effect at the completion of this offering that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our amended and restated bylaws provide that:

•	we will indemnify our directors, officers and, at the discretion of our board of directors, certain employees and agents to the fullest extent permitted by the Delaware General Corporation Law; and

•	we will advance expenses, including attorneys’ fees, to our directors and to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

In connection with this offering, we will enter into indemnification agreements with each of our executive officers and directors. These agreements will provide that we will indemnify each of our executive officers and directors to the fullest extent permitted by law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

We also maintain general liability insurance that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The above provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. The provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceedings that might result in a claim for such indemnification.

Code of Ethical Conduct

Before completion of this offering, our board of directors will adopt a code of ethical conduct applicable to our non-employee directors, principal executive officer, principal financial officer and employees in accordance with applicable rules and regulations of the SEC and the New York Stock Exchange. Upon completion of this offering, our code of ethical conduct will be available on our website.

COMPENSATION DISCUSSION AND ANALYSIS

This section describes the material elements of compensation awarded to, earned by or paid to the individuals who served as our executive officers during fiscal 2009. These individuals are listed in the “—Summary Compensation Table for Fiscal 2009” below and are referred to as the named executive officers in this prospectus.

Prior to this offering, our executive compensation programs were determined and approved by our board of directors and our compensation committee consisting of Mr. Pulido, Mr. Simmons and Mr. Starrett. After the consummation of this offering, our executive compensation programs will be determined and approved by the compensation committee of our board of directors as described below. None of the named executive officers will be members of the compensation committee. None of our named executive officers had or will have any role in determining the compensation of other named executive officers, although Mr. Bilt makes recommendations to the compensation committee as to the compensation of named executive officers other than himself.

Executive Compensation Program Objectives and Overview

The compensation committee conducts an annual review of our executive compensation programs to help ensure that:

•

the program is designed to achieve our goals of promoting financial and operational success by attracting, motivating and facilitating the retention of key employees with outstanding talent and ability; and

•	the program adequately rewards performance which is tied to creating stockholder value.

The compensation committee also reviews compensation levels to ensure they are reasonable after consideration of the executive compensation programs of similar companies.

The compensation for each of the named executive officers is governed by an employment agreement. Each of the employment agreements with our named executive officers in effect during fiscal 2009 was entered into prior to 2006 and provides for the executive to receive a base salary (subject to an annual review by the compensation committee), an annual incentive bonus and other benefits generally available to our employees. The employment agreements also provide for the payment of severance benefits if the named executive officer’s employment terminates under certain circumstances. The material terms of each of these employment agreements is described below in the sections titled “—Description of Employment Agreements—Cash Compensation” and “—Potential Payments Upon Termination or Change of Control.” As noted below, we intend to enter into a new employment agreement with Mr. Bilt prior to the consummation of this offering, which will replace the employment agreement with Mr. Bilt that was in effect during 2009. The material terms of the new employment agreement with Mr. Bilt are described below in the section entitled “—Compensation Committee Actions After Fiscal 2009.” Because we will enter into the new employment agreement with Mr. Bilt after 2009, the references to the terms of Mr. Bilt’s employment agreement in this summary and in the tables and narratives that follow refer to the terms of his employment agreement as they were in effect during 2009. As described below, the named executive officers are also granted equity-based awards from time to time as determined by the compensation committee.

In structuring executive compensation packages, the compensation committee considers how each component promotes retention and/or motivates performance by the executive. Base salaries, benefit programs and severance benefits are primarily intended to attract and retain qualified executives. These are the elements of our executive compensation program where the value of the benefit in any given year is not dependent on performance (although base salary amounts and benefits determined by reference to base salary may increase from year to year depending on performance, among other things). We believe that in order to attract and retain top executives, we need to provide them with predictable compensation amounts that reward their continued service.

Our annual incentive bonus opportunity is primarily intended to motivate our named executive officers to achieve specific strategies and operating objectives, although we believe it also helps us attract and retain top executives. Our long-term equity incentives are primarily intended to align named executive officers’ long-term interests with stockholders’ long-term interests. We also believe long-term equity incentives help motivate performance and help us attract and retain top executives. These are the elements of our executive compensation program that are designed to reward performance and thus the creation of stockholder value. Each named executive officer’s annual bonus opportunity is paid out on an annual basis and is designed to reward performance for that year. Long-term equity incentives are generally paid out or earned over a period of years and are designed to reward performance on a long-term basis.

The compensation committee generally reviews executive compensation survey data for companies in our industry or other healthcare services companies similar in size and geographic location to us. The compensation committee does not “benchmark” executive compensation at any particular level in comparison with other companies. Rather, the compensation committee considers this data as background information and relies primarily on a range of factors as identified below in setting executive compensation. From time to time as the compensation committee deems appropriate, it may retain independent compensation consultants to help identify appropriate peer group companies and to obtain and evaluate current executive compensation data. Most recently, we retained the consulting firm of Mercer Human Resource Consulting in 2008 to provide market compensation data as described above. We did not retain compensation consultants for 2009. As discussed in more detail below in the section entitled “—Compensation Committee Actions After Fiscal 2009,” in early 2010, the compensation committee retained the services of Frederic W. Cook & Company, Inc. to advise the compensation committee regarding the proposed compensation terms of the new employment agreement with Mr. Bilt that we intend to enter into prior to the consummation of this offering.

Current Executive Compensation Program Elements

Base Salaries

Salaries for our named executive officers are set forth in the executives’ employment agreements and reviewed by the compensation committee on an annual basis. In setting specific salary levels for each named executive officer, the compensation committee assesses the executive’s past performance and expected future contributions to us, the executive’s salary and responsibilities relative to the other executive officers, and the salaries of similarly situated executives with comparable companies. The compensation committee believes that the base salary levels of the named executive officers are reasonable in view of competitive practices, our performance and the contribution of those officers to that performance.

Annual Incentive Bonuses

Historically, annual incentive bonuses have been awarded to the named executive officers based upon the achievement of performance goals established by the board of directors for the fiscal year. As described below under “—Description of Employment Agreements—Cash Compensation,” we have entered into employment agreements with the named executive officers that provide for an annual target bonus. For Mr. Bilt, the target annual bonus under his employment agreement in 2009 was 75% of his base salary. For Mr. Schmidt, the target annual bonus is 40% of his base salary. The amount of the executive’s actual bonus is determined based on the performance factors specified for that year.

For 2009, our named executive officers participated in our Corporate Business Support Annual Executive Team Bonus Plan, or the Bonus Plan. Under the Bonus Plan, the annual incentive bonus for each participant is determined based on our achievement of EBITDA performance goals established by the board of directors. For these purposes, “EBITDA” is used as defined under our loan agreements with our lenders and refers to our operating income for the fiscal year, plus costs associated with goodwill and trademark impairment, depreciation and amortization, stock-based compensation expense, loss (gain) on asset dispositions, non-recurring reorganization costs and certain other miscellaneous expenses incurred for that fiscal year.

The board of directors established a target EBITDA goal for 2009 of $47 million. If the target goal were achieved, the executive would be entitled to 100% of his target bonus amount. If our EBITDA for 2009 exceeded the target goal by 120% or more, the executive would be entitled to 200% of his target bonus amount. If our EBITDA for 2009 was 95% of the target goal, the executive would be entitled to 25% of his target bonus amount. The bonus amounts would be prorated if our EBITDA fell between the threshold, target and maximum levels identified above. If our EBITDA for 2009 was less than 95% of the target goal, no bonuses would be paid under the Bonus Plan.

At the end of 2009, the board of directors determined that we achieved more than 120% of the EBITDA target goal for the year and, accordingly, awarded each of the named executive officers 200% of his target bonus for 2009. We believe that the bonuses paid to the named executive officers for 2009 generally are reasonable in view of our performance and the contribution of those officers to that performance during the year.

Long-Term Incentive Equity Awards

Our policy is that the long-term compensation of our named executive officers should be directly linked to the value provided to stockholders. Therefore, we have historically made grants of stock options to provide further incentives to our executives to increase stockholder value. The compensation committee bases its award grants to executives each year on a number of factors, including:

•	the executive’s position with us and total compensation package;

•	the executive’s performance of his or her individual responsibilities;

•	the equity participation levels of comparable executives at comparable companies;

•	our financial performance; and

•	the executive’s contribution to the success of our financial performance.

In addition, the size, frequency and type of long-term incentive grants may be determined on the basis of tax consequences of the grants to the individual and us, accounting impact and potential dilution effects.

Our long-term incentive grants to named executive officers have historically been made in the form of stock options. The exercise price of each of these grants is not less than the fair market value of our common stock on the grant date and, in the case of some option grants, is substantially higher than the fair market value of our common stock on the grant date. Thus, the named executive officers realize value on their stock options only if our stockholders realize value on their shares. The stock options also function as a retention incentive for our executives as they vest ratably over the five-year period after the date of grant.

All of the option grants to our named executive officers were made in 2005 in connection with our acquisition of Smile Brands Inc., except for a grant to Mr. Schmidt in 2009 of an option to purchase 11,853 shares of our common stock. This option is scheduled to vest over a five-year period and was granted as incentive compensation and a retention incentive and to mitigate the effects of dilution since Mr. Schmidt’s initial option grant in 2005. We did not make any other equity award grants to our named executive officers in 2009.

As described below under “—Management Incentive Plans,” we intend to adopt a new stock incentive plan in connection with this offering to provide the compensation committee greater flexibility in the types of incentives it may grant to employees. The compensation committee intends to review our equity grant program and consider any changes that may be appropriate following the consummation of this offering.

Severance and Other Benefits Upon Termination of Employment

We believe that severance protections, particularly in the context of a change in control transaction, can play a valuable role in attracting and retaining key executive officers. Accordingly, we provide such protections for our named executive officers under their respective employment agreements. As described in more detail below under “—Potential Payments Upon Termination or Change in Control” below, each of our named executive officers would be entitled to severance benefits in the event of a termination of employment by us without cause. Because we believe that constructive terminations are conceptually the same as actual terminations, the employment agreements for our named executive officers also provide that the executive may terminate employment and be entitled to severance under circumstances that we believe would constitute resignation for “good reason,” or a constructive termination of the executive’s employment.

We also believe that the occurrence, or potential occurrence, of a change in control transaction will create uncertainty regarding the continued employment of our executive officers. This uncertainty results from the fact that many change in control transactions result in significant organizational changes, particularly at the senior executive level. In order to encourage our executive officers to remain employed with us during an important time when their prospects for continued employment following the transaction are often uncertain, we provide each of our named executive officers with enhanced severance benefits if their employment is terminated by us without cause or by the executive for good reason in connection with a change in control.

The compensation committee evaluates the level of severance benefits to provide the named executive officer on a case-by-case basis. The severance benefits for the named executive officers (including fees paid under post-termination consulting arrangements as provided in certain named executive officers’ employment agreements) are generally determined as if they continued to remain employed for one to three years following their actual termination date. In general, we consider these severance protections an important part of an executive’s compensation and consistent with competitive practices.

We do not believe that named executive officers should be entitled to receive cash severance benefits merely because a change in control transaction occurs. The payment of cash severance benefits is only triggered by an actual or constructive termination of employment. However, as described below under “—Grants of Plan-Based Awards in Fiscal 2009,” outstanding options and other equity-based awards granted to our named executive officers will generally accelerate on a change in control of us. Although this vesting will occur whether or not a named executive officer’s employment terminates, we believe it is appropriate to fully vest equity awards in these change in control situations and allow the award-holder to benefit from any gain under the award at the time of the transaction.

Compensation Committee Actions After Fiscal 2009

We intend to enter into a new employment agreement with Mr. Bilt, our President and Chief Executive Officer, prior to the consummation of this offering, which will replace his employment agreement that was originally entered into in 2005 and was amended and restated in December 2008. The initial term of the agreement will be five years and will automatically be extended for successive one year periods unless either party gives prior written notice that the party desires to terminate the period of employment. The agreement will provide that Mr. Bilt will receive an annual base salary of $545,000, subject to annual review for increases, and will be eligible to receive an annual bonus with a target amount of 90% of base salary. The actual amount of annual bonus will be determined by the compensation committee based on performance objectives (which may include company and individual performance objectives) for the relevant year. Upon the completion of this offering, Mr. Bilt will be granted a stock option to purchase 64,010 shares of common stock at a per-share exercise price equal to the offering price. The option will vest in accordance with standard vesting terms of options to be granted under the terms of our new 2010 Performance Incentive Plan and will have a maximum term of seven years. In addition, Mr. Bilt will be granted an award of 66,381 performance units, with each unit payable (subject to vesting) on a one-for-one basis in shares of our common stock. The performance unit award will vest in accordance with terms and conditions that will be established by the compensation committee, subject to continued employment. The awards will be subject to the standard terms and conditions of the 2010 Performance Incentive Plan, subject to the provisions described below in connection with certain terminations of his employment and provided that if a change in control event or certain other types of corporate transactions were to occur and the performance unit award is not terminated in connection with such event, any time-based vesting portion of the award will become fully vested and the performance-based portion of the award will vest on the basis of actual performance as of the date of the corporate event.

Under the agreement, either party may terminate Mr. Bilt’s employment at any time, except in the case of termination by us without cause or by Mr. Bilt for good reason, we or Mr. Bilt, as applicable, must give the other party 30 days prior written notice. Upon termination of Mr. Bilt’s employment by us without cause or by Mr. Bilt for good reason or if Mr. Bilt’s employment terminates because we elect not to renew the term of the agreement and we have not offered Mr. Bilt continued employment on similar terms, he will receive the following payments and benefits: (a) a cash severance amount equal to 1.75 times the sum of his base salary and his annual bonus earned for the year prior to the year his employment terminates, payable over a 21-month period in substantially equal installments commencing in the month following the month that his employment terminates, (b) a prorated bonus for the year in which the termination occurs based on the company’s actual performance for that year, (c) additional vesting of a portion of his then-outstanding equity awards that vest solely based on continued employment equal to the pro-rata portion of the award that would have vested on the next vesting date that follows his termination had his employment not terminated, and (d) payment of COBRA premiums for up to 18 months. If a change in control event (as defined in the agreement) occurs and Mr. Bilt’s employment is terminated by us without cause or by Mr. Bilt for good reason or if Mr. Bilt’s employment terminates because we elect not to renew the term of the agreement and we have not offered Mr. Bilt continued employment on similar terms, in each case in connection with the change in control event (but no more than six months prior to the change in control event) or within two years after the change in control event, he will receive the same payments and benefits as described above, except that the severance multiplier for purposes of determining his cash severance benefit in clause (a) above will be 2.5 times instead of 1.75 times and the payout period will be thirty months instead of twenty-one months and any equity awards that vest solely based on continued employment will fully vest and the 2010 performance unit award, if it does not otherwise terminate as a result of the change in control event, will become vested as follows: any portion of the award that vests solely based on continued employment will become fully vested and any portion of the award that vests solely based on performance will vest on the basis of actual performance as of the termination date. Mr. Bilt’s right to receive the severance benefits described above is subject to him executing a release of claims in favor of the company. If Mr. Bilt’s employment terminates as a result of his death or disability, Mr. Bilt will receive the pro-rata bonus payment described in clause (b) above and the accelerated vesting of his equity awards that vest solely based on continued employment described in clause (c) above. Mr. Bilt would not be entitled to any tax gross-ups in the event of a change in control, but his benefit would be reduced if the reduction would result in him receiving a higher after-tax amount. The agreement will also include non-competition, non-disclosure, non-solicitation and non-disparagement restrictive covenants in favor of the company, and Mr. Bilt’s right to receive severance benefits will be conditioned on his compliance with those restrictions.

Policy with Respect to Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows public companies a tax deduction for compensation in excess of $1,000,000 paid to their chief executive officers and certain other executive officers unless certain performance and other requirements are met. Our intent generally is to design and administer executive compensation programs in a manner that will preserve the deductibility of compensation paid to our executive officers. However, we reserve the right to design programs that recognize a full range of performance criteria important to our success, even where the compensation paid under such programs may not be deductible. The compensation committee will monitor the tax and other consequences of our executive compensation program as part of its primary objective of ensuring that compensation paid to our executive officers is reasonable, performance-based and consistent with the goals of us and our stockholders.

Compensation Committee Interlocks and Insider Participation

Mr. Bilt, our President and Chief Executive Officer, was a member of our board of directors in 2009 and made recommendations to the board of directors as to the compensation of named executive officers other than himself. No member of our board of directors had any relationships requiring disclosure by us under the SEC’s rules requiring disclosure of certain relationships and related-party transactions. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity that has one or more executive officers who served on our board of directors during 2009.

Summary Compensation Table for Fiscal 2009

The following table presents information regarding compensation of each of our named executive officers for services rendered during fiscal 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Steven C. Bilt	2009	515,000	—	—	—	772,500	—	—	1,287,500
President and Chief Executive Officer

Bradley E. Schmidt	2009	238,615	—	—	98,000	190,892	—	—	527,507
Chief Financial Officer

(1)	The amounts reported in the “Option Awards” column of the table above for 2009 reflect the fair value on the grant date of the option awards granted to our named executive officers during 2009. These values have been determined under the principles used to calculate the value of equity awards for purposes of our financial statements. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, please see the discussion of option awards contained in Note 12, Stock-Based Compensation Plans, to our consolidated financial statements included elsewhere in this prospectus. For information about the option awards granted to our named executive officers for fiscal 2009, please see the discussion under “–Grants of Plan-Based Awards in Fiscal 2009” below.
(2)	As described in “—Current Executive Compensation Program Elements—Annual Incentive Bonuses” above, the named executive officers’ annual bonuses are derived based on our performance relative to pre-established objectives for the fiscal year. The threshold, target and maximum amounts for each named executive officer’s fiscal 2009 bonus opportunity are reported in the “—Grants of Plan-Based Awards in Fiscal 2009” table below.

Compensation of Named Executive Officers

The Summary Compensation table above quantifies the value of the different forms of compensation earned by or awarded to our named executive officers for fiscal 2009. The primary elements of each named executive officer’s total compensation reported in the table are base salary, an annual bonus, and long-term equity incentives consisting of stock options.

The Summary Compensation table should be read in conjunction with the tables and narrative descriptions that follow. The Grants of Plan-Based Awards table, and the accompanying description of the material terms of our stock option grants, provides information regarding the long-term equity incentives awarded to our named executive officers. The sections entitled “—Outstanding Equity Awards at Year-End 2009” and “—Option Exercises and Stock Vested in 2009” provide further information on the named executive officers’ potential realizable value and actual value realized with respect to their equity awards.

Description of Employment Agreements—Cash Compensation

In April 2005, we entered into an employment agreement with Mr. Bilt. The agreement was amended and restated in December 2008. The initial term of Mr. Bilt’s employment under the agreement is three years, with automatic one-year extensions each year unless either party provides notice that the term will not be extended. The agreement provides that Mr. Bilt’s base salary will be reviewed each year by the board of directors, which has discretion to increase (but not reduce) the base salary from the rate then in effect. Mr. Bilt’s current annual rate of base salary is $515,000. The agreement also provides for annual bonuses for Mr. Bilt with a target annual bonus equal to 75% of his base salary. The amount of the bonus is determined by the board of directors, taking into account the performance of us and Mr. Bilt for the applicable fiscal year and applying considerations that are consistent with those applied for determining annual bonuses for our other executive officers. Mr. Bilt is also entitled to participate in our standard benefit programs for our employees and reimbursement of his business expenses. We intend to enter into a new employment agreement with Mr. Bilt prior to the consummation of this offering, which will replace the employment agreement with Mr. Bilt that was in effect during 2009. The material terms of the new employment agreement with Mr. Bilt are described above in the section entitled “—Compensation Committee Actions After Fiscal 2009.”

In February 2003, we entered into an employment agreement with Mr. Schmidt, which agreement was amended in November 2004. The term of Mr. Schmidt’s employment under the agreement is for one year, with automatic one-year extensions each year unless either party provides notice that the term will not be extended. The agreement provides that Mr. Schmidt will receive an initial annualized base salary of $170,000, subject to annual review by the board of directors and the Chief Executive Officer. Mr. Schmidt’s current annual rate of base salary is $238,615. The agreement also provides for annual bonuses for Mr. Schmidt of up to 50% of his base salary based on our EBITDA for the relevant fiscal year as compared with performance targets established by the board of directors for that fiscal year. Mr. Schmidt’s current annual target bonus is 40% of his base salary, which target was set by the board of directors before the beginning of the fiscal year. Mr. Schmidt is also entitled to participate in our standard benefit programs for our employees and reimbursement of his business expenses.

Provisions of the named executive officers’ employment agreements relating to outstanding equity incentive awards and post-termination of employment benefits are discussed below.

Grants of Plan-Based Awards in Fiscal 2009

The following table presents information regarding cash incentive awards and stock option awards granted to our named executive officers in 2009.

Name	Grant Date	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards			Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
		Threshold ($)	Target ($)	Maximum ($)
Steven C. Bilt	N/A	96,563	386,250	772,500	—	—	—
Bradley E. Schmidt	N/A	23,862	95,446	190,892	—	—	—
	8/14/09	—	—	—	11,853	14.00	98,000

(1)	The amount reported in this column reflects the fair value of this award on the grant date as determined under the principles used to calculate the value of equity awards for purposes of our financial statements. For a discussion of the assumptions and methodologies used to value the award reported in this column, please see footnote (1) to the Summary Compensation Table.

Description of Plan-Based Awards

Each of the “Non-Equity Incentive Plan Awards” reported in the Grants of Plan-Based Awards table was granted under our Bonus Plan. The material terms of these annual incentive awards (and the formulas used in determining the award amounts) are described in the “—Current Executive Compensation Program Elements—Annual Incentive Bonuses” section above.

As with most of our option grants, the option grant reported in the table above was made under, and is subject to, the terms of our 2005 Stock Incentive Plan (the “2005 Stock Plan”). After the consummation of this offering, the 2005 Stock Plan will be administered by the compensation committee. Prior to this offering, our board of directors administered the plan. The compensation committee will have authority to interpret the plan provisions and make all required determinations under the plan. This authority includes making required proportionate adjustments to outstanding awards upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits, and making provision to ensure that any tax withholding obligations incurred in respect of awards are satisfied. Awards granted under the plan are generally only transferable to a beneficiary of a named executive officer upon his death. However, awards may be transferred under limited circumstances, provided that such transfers comply with applicable securities laws. As noted below, we have also made some option grants that are not under the 2005 Stock Plan but are subject to provisions that are substantially similar to those of the 2005 Stock Plan described above.

If we undergo a change in control, each named executive officer’s outstanding options will generally become fully vested and exercisable, pursuant to the award agreements under which the options were granted. Any options that become vested in connection with a change in control generally must be exercised prior to the change in control, or they will be canceled in exchange for the right to receive a cash payment in connection with the change in control transaction.

Each option granted to our named executive officers was granted with a per-share exercise price that was not less than the fair market value of a share of our common stock on the grant date as determined by the board of directors. These options are generally subject to a five-year vesting schedule, with 20% of the option vesting on the first anniversary of the grant date and the remaining 80% of the option vesting in monthly installments over the four-year period thereafter. Once vested, each option will generally remain exercisable until its normal expiration date. Each of the options granted to our named executive officers has a term of ten years. However, vested options may terminate earlier in connection with a change in control transaction or a termination of the named executive officer’s employment. Subject to any accelerated vesting that may apply in the circumstances, the unvested portion of the option will immediately terminate upon a termination of the named executive officer’s employment. The named executive officer will generally have 90 days to exercise the vested portion of the option following a termination of employment. This period is extended to twelve months if the termination is a result of the named executive officer’s death or disability. If the named executive officer is terminated by us for cause, the option (whether or not vested) will immediately terminate.

The options granted to the named executive officers do not include any dividend rights.

Outstanding Equity Awards At Year-End 2009

The following tables present information regarding the outstanding stock options held by each of our named executive officers as of December 31, 2009, including the vesting dates for the portions of these awards that had not vested as of that date. We have not granted any equity awards other than stock options to any of the named executive officers.

	Option Awards(1)
Name	Award Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Steven C. Bilt	5/25/05 5/25/05 5/25/05 5/25/05 5/25/05 5/25/05 5/25/05	468,663 22,251 69,965 69,965 69,965 69,965 69,965	(2)	42,606 2,023 6,361 6,361 6,361 6,361 6,361	8.44 100.00 10.55 12.65 14.76 16.87 21.09	5/24/15 5/24/15 5/24/15 5/24/15 5/24/15 5/24/15 5/24/15
Bradley E. Schmidt	6/22/05	106,684		11,853	8.44	6/21/15
	8/14/09	—		11,853	14.00	8/13/19

(1)	Each of these options is scheduled to vest with respect to 20% of the option on the first anniversary of the award grant date reported in the table above and with respect to the remaining 80% of the option in monthly installments over the four-year period thereafter. Each of these options is presented after giving effect to past stock splits and similar changes in capitalization.
(2)	This is an option to purchase shares of our Series A preferred stock. As discussed above under “Use of Proceeds,” Mr. Bilt will exercise this option upon the consummation of this offering, and we will redeem the shares of Series A preferred stock from him with the net proceeds from this offering.

Option Exercises and Stock Vested in 2009

None of our named executive officers exercised any stock options during 2009. As noted above, we have not granted any equity awards other than stock options to any of the named executive officers.

Potential Payments upon Termination or Change in Control

The following section describes the benefits that may become payable to the named executive officers in connection with a termination of their employment and/or a change in control of us.

Steven C. Bilt

Under his employment agreement, if Mr. Bilt’s employment is terminated by us without cause or by Mr. Bilt for good reason (as the terms “cause” and “good reason” are defined in his employment agreement), or if we provide notice that the term of the employment agreement will not be renewed (other than a non-renewal for cause), Mr. Bilt would be entitled to severance benefits equal to the sum of (1) his annual rate of base salary in effect at the time of the termination and (2) his annual bonus for the year prior to the year in which the termination occurs, such payment to be made in installments over a one-year period following the termination and subject to reduction if Mr. Bilt receives base salary from any new employer during that one-year period. In the event that such a termination of Mr. Bilt’s employment occurs upon or within the two-year period following a change in control of us, he would be entitled to a lump sum payment equal to two times the sum of (1) his annual rate of base salary in effect at the time of the termination and (2) his annual bonus for the year prior to the year in which the termination occurs. Mr. Bilt’s right to receive these severance payments is subject to his execution of a release of claims in favor of us upon the termination of his employment.

In addition to the severance benefits described above, if Mr. Bilt’s employment is terminated by us without cause or by Mr. Bilt for good reason, we must retain Mr. Bilt’s non-exclusive services as a consultant for a term of one year or two years as determined by us (or, if the termination occurs upon or within two years following a change in control of us, for a term of up to one year as determined by the successor). During the consulting term, we will pay Mr. Bilt a consulting fee at an annual rate equal to the sum of (1) his annual rate of base salary in effect at the time of the termination and (2) his annual bonus for the year prior to the year in which the termination occurs, and he will be subject to certain non-competition and non-solicitation covenants in favor of us. Mr. Bilt’s services during the consulting term will not exceed twenty percent of the average level of services performed by him for us over the three-year period preceding his termination. If his consulting services are terminated prior to the end of the consulting term, we will continue to pay his consulting fee for the remainder of the term.

Mr. Bilt’s employment agreement also provides that in the event of a termination of his employment due to death or disability, he or his estate would be entitled to payment of one month of his base salary at the rate then in effect (subject to offset for any life insurance or permanent disability insurance proceeds under any policies paid or owned by us).

If Mr. Bilt’s employment is terminated by us without cause, by Mr. Bilt for good reason, or due to his death or disability, he would also be entitled to a prorated payment of his annual bonus for the year in which the termination occurs.

We intend to enter into a new employment agreement with Mr. Bilt prior to the consummation of this offering, which will replace the employment agreement with Mr. Bilt that was in effect during 2009. The material terms of the new employment agreement with Mr. Bilt are described above in the section entitled “—Compensation Committee Actions After Fiscal 2009.”

Bradley E. Schmidt

Under his employment agreement, if Mr. Schmidt’s employment is terminated by us without cause or by Mr. Schmidt for good reason (as the terms “cause” and “good reason” are defined in his employment agreement), or if we provide notice that the term of the employment agreement will not be renewed (other than a non-renewal for cause), Mr. Schmidt would be entitled to severance benefits equal to his annual rate of base salary in effect at the time of the termination, such payment to be made in installments over a one-year period following the termination (or in a lump sum if the termination is in conjunction with a change in control).

In addition to the severance benefits described above, if Mr. Schmidt’s employment is terminated by us without cause or by Mr. Schmidt for good reason, we have the option to retain Mr. Schmidt’s services as a consultant for a term of one year. If we elect to retain Mr. Schmidt’s services as a consultant, we will pay a consulting fee to Mr. Schmidt during the consulting term at an annual rate equal to his annual rate of base salary in effect at the time of the termination, and he will be subject to certain non-competition and non-solicitation covenants in favor of us. His services during the consulting term will not exceed four hours per month. If his consulting services are terminated prior to the end of the consulting term, we will continue to pay his consulting fee for the remainder of the term.

Mr. Schmidt’s employment agreement also provides that in the event of a termination of his employment due to death or disability, he or his estate would be entitled to payment of one month of his base salary at the rate then in effect (subject to offset for any life insurance or permanent disability insurance proceeds under any policies paid or owned by us).

Pre-IPO Stock Options

The stock options granted to the named executive officers prior to this offering, to the extent then outstanding and unvested, will become fully vested upon a change in control.

Stock options granted to Mr. Bilt prior to the consummation of this offering, to the extent outstanding and unvested, will be subject to twelve months’ accelerated vesting as a result of this offering. As Mr. Bilt’s options were granted in May 2005 and subject to a five-year vesting schedule, the options were scheduled to vest in full in May 2010 had this offering not occurred.

In addition, if Mr. Bilt’s employment is terminated by us without cause or by Mr. Bilt for good reason (as each such term is defined in his employment agreement), the period in which the vested portion of the options granted to Mr. Bilt prior to the consummation of this offering may be exercised following termination will be extended from 90 days to one year.

Estimated Severance/Change in Control Benefits

The following tables present the benefits the named executive officers covered under these severance arrangements would have been entitled to receive had their employment with us terminated under the circumstances described above and/or a change in control of us had occurred on December 31, 2009:

Termination Outside of Change in Control

Name	Cash Severance (Termination Without Cause or for Good Reason)	Consulting Fee (Termination Without Cause or for Good Reason)	Total (Termination Without Cause or for Good Reason)	Cash Severance (Termination Due to Death or Disability)
Steven C. Bilt(1)	$905,499	$1,810,998	$2,716,497	$42,917
Bradley E. Schmidt(2)	238,615	238,615	477,230	19,885

Qualifying Termination in Connection with Change in Control

Name	Cash Severance	Consulting Fee	Equity Acceleration(3)	Total
Steven C. Bilt(1)	$1,810,998	$905,499	$646,276	$3,362,773
Bradley E. Schmidt(2)	238,615	238,615	205,951	683,181

(1)	If Mr. Bilt is terminated without cause or resigns for good reason, we must retain Mr. Bilt’s non-exclusive services as a consultant for a term of one or two years at our option (except that if the termination occurred upon or within two years after a change in control, the successor would have the option to retain his non-exclusive consulting services for up to one year). The tables above assume his services are retained for two years (or one year in the case of a change in control).
(2)	We have the option under Mr. Schmidt’s employment agreement to retain his services as a consultant for one year following a termination of his employment by us without cause or by Mr. Schmidt for good reason. This consulting fee would be payable only if we elect to exercise our option. The tables above assume his services are retained for one year.
(3)	The equity-based awards held by our named executive officers are subject to accelerated vesting in connection with a change in control of us in accordance with the terms of the applicable option plan or agreement. This column reports the intrinsic value of the unvested portions of the executive’s awards that may accelerate in connection with a change in control. For options, this value is calculated by multiplying the amount (if any) by which the per share fair market value of our common stock as of December 31, 2009 as determined by our board of directors exceeds the exercise price of the option by the number of shares subject to the accelerated portion of the option.

Management Incentive Plans

As of the date of this prospectus, our employees and directors hold outstanding stock options for the purchase of up to 1,892,865 shares of our common stock. Those options were granted under the 2005 Stock Plan, except that 93,551 of those options were granted under our 2004 Equity Incentive Plan (the “2004 Plan”) and 1,043,037 of those options were not granted under any incentive plan. As of April 21, 2010, 1,578,878 of those options had vested and the balance were not vested. The exercise prices of those options ranged from $2.55 per share to $21.09 per share and each of those options had a maximum term of ten years from the applicable date of grant.

The following sections provide more detailed information concerning our benefit plans and, with respect to our equity compensation plans, the shares that are available for future awards under these plans. Each summary below is qualified in its entirety by the full text of the relevant plan document and/or option agreement, which has been filed with the Securities and Exchange Commission as an exhibit to the Form S-1 Registration Statement of which this prospectus is a part and is available through the Securities and Exchange Commission’s internet site at http://www.sec.gov.

2005 Stock Incentive Plan

We adopted the 2005 Stock Plan in 2005. Under the 2005 Stock Plan, we are generally authorized to grant options to purchase shares of our common stock to certain of our employees, directors, officers and consultants and certain employees, officers and consultants of our subsidiaries. Options under the 2005 Stock Plan are either incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or nonqualified stock options. All options granted under the plan expire no later than ten years from their date of grant. No new awards will be granted under the 2005 Stock Plan after the consummation of this offering.

Our board of directors, or a committee appointed by the board, administers the 2005 Stock Plan. As is customary in incentive plans of this nature, the number of shares subject to outstanding awards under the 2005 Stock Plan and the exercise prices of those awards, are subject to adjustment in the event of changes in our capital structure, reorganizations and other extraordinary events. In the event of a change of control (as defined in the plan), the board of directors has discretion to provide for the accelerated vesting of awards in the applicable award agreement. All stock option award agreements with our named executive officers provide for such accelerated vesting upon a change of control. In such circumstances, the options will terminate, subject to the plan administrator’s authority to provide for the assumption or substitution of the options, as long as option holders are given at least ten days notice of the proposed transaction.

Our board of directors may amend or terminate the 2005 Stock Plan at any time. The 2005 Stock Plan requires that certain amendments, to the extent required by applicable law or any applicable listing agency or deemed necessary or advisable by the board of directors, be submitted to stockholders for their approval.

Other Option Grants

As noted above, certain of our outstanding options were granted under the 2004 Plan or were not granted under any stock incentive plan. These 2004 Plan options and “stand-alone” option grants are administered by our board of directors on substantially the same terms as options granted under the 2005 Stock Plan as described above.

2010 Performance Incentive Plan

We expect our board of directors to adopt a 2010 Performance Incentive Plan (the “2010 Plan”) prior to the consummation of this offering to provide an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. We also intend to obtain approval of this plan from our stockholders prior to the consummation of this offering. The below summary of the 2010 Plan is what we expect the terms of the plan will be. Employees, officers, directors, and consultants that provide services to us or one of our subsidiaries may be selected to receive awards under the 2010 Plan.

Our compensation committee will administer the 2010 Plan. The administrator of the plan has broad authority to:

•	select participants and determine the types of awards that they are to receive;

•

determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award and establish the vesting conditions (if applicable) of such shares or awards;

•	cancel, modify or waive our rights with respect to, or modify, discontinue, suspend or terminate any or all outstanding awards, subject to any required consents;

•	construe and interpret the terms of the 2010 Plan and any agreements relating to the 2010 Plan;

•	accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards subject to any required consent;

•	subject to the other provisions of the 2010 Plan, make certain adjustments to an outstanding award and authorize the termination, conversion, substitution or succession of an award; and

•

allow the purchase price of an award or shares of our common stock to be paid in the form of cash, check or electronic funds transfer, by the delivery of previously-owned shares of our common stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the administrator may authorize, or any other form permitted by law.

A total of 1,700,000 shares of our common stock will be authorized for issuance with respect to awards granted under the 2010 Plan. Any shares subject to awards that are not paid, delivered or exercised before they expire or are canceled or terminated, fail to vest, as well as shares used to pay the purchase or exercise price of awards or related tax withholding obligations, will become available for other award grants under the 2010 Plan. As of the date of this prospectus, no awards have been granted under the 2010 Plan, and the full number of shares authorized under the 2010 Plan is available for award purposes.

Awards under the 2010 Plan may be in the form of incentive or nonqualified stock options, stock appreciation rights, stock bonuses, restricted stock, stock units, performance stock, phantom stock, dividend equivalents and other forms of awards including cash awards. Awards under the 2010 Plan generally will not be transferable other than by will or the laws of descent and distribution, except that the plan administrator may authorize certain transfers.

Nonqualified and incentive stock options may not be granted at prices below the fair market value of the common stock on the date of grant. Incentive stock options must have an exercise price that is at least equal to the fair market value of our common stock, or 110% of fair market value of our common stock or incentive stock option grants to any 10% owner of our common stock, on the date of grant. These and other awards may also be issued solely or in part for services. Awards are generally paid in cash or shares of our common stock. The plan administrator may provide for the deferred payment of awards and may determine the terms applicable to deferrals.

As is customary in incentive plans of this nature, the number and type of shares available under the 2010 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, will be subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders. In no case (except due to an adjustment referred to above or any repricing that may be approved by our stockholders) will any adjustment be made to a stock option or stock appreciation right award under the 2010 Plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per-share exercise or base price of the award.

Generally, and subject to limited exceptions set forth in the 2010 Plan, if we dissolve or undergo certain corporate transactions such as a merger, business combination, consolidation, or other reorganization; exchange of our common stock; a sale of substantially all of our assets; or any other event in which we are not the surviving entity, all awards then-outstanding under the 2010 Plan will become fully vested or paid, as applicable, and will terminate or be terminated in such circumstances, unless the plan administrator provides for the assumption, substitution or other continuation of the award. The plan administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2010 Plan. For example, the administrator could provide for the acceleration of vesting or payment of an award in connection with a corporate event that is not described above and provide that any such acceleration shall be automatic upon the occurrence of any such event.

Our board of directors may amend or terminate the 2010 Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. Plan amendments will be submitted to stockholders for their approval as required by applicable law or any applicable listing agency. The 2010 Plan is not exclusive—our board of directors and compensation committee may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

The plan will terminate on April 13, 2020. However, the plan administrator will retain its authority until all outstanding awards are exercised or terminated. The maximum term of options, stock appreciation rights and other rights to acquire common stock under the plan is ten years after the initial date of the award.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Consulting Agreement

In 2007, we entered into a consulting arrangement with our director, Mark A. Pulido, under which he received a retainer of $5,000 per month for providing consulting services. Mr. Pulido’s consulting arrangement terminated on December 31, 2009.

Registration Rights of Existing Stockholders

We have entered into a stockholders’ agreement with affiliates of Freeman Spogli, the California Teachers’ Retirement System, affiliates of Gryphon Investors, A.S.F. Co-Investment Partners II, L.P., an affiliate of Mark A. Pulido, an affiliate of Peter M. Starrett, an affiliate of Steven C. Bilt, Bradley E. Schmidt and other stockholders whereby we have granted registration rights for the common stock held by these stockholders. Under the stockholders’ agreement, the stockholders may require us to use our best efforts to register for resale their registrable shares of our common stock under the Securities Act of 1933, as amended, or Securities Act. These registration rights include the following provisions:

Demand Registration Rights. We have granted up to three demand registrations to affiliates of Freeman Spogli so long as the holders of a majority of our common stock held by affiliates of Freeman Spogli and their permitted transferees request such registration. Upon a demand registration, we will offer to include in the registration the registrable shares of all other stockholders that are party to the stockholders’ agreement on a pro rata basis.

Form S-3 Registration Rights. At such time as we have qualified for the use of Form S-3, affiliates of Freeman Spogli and certain of their permitted transferees may require us to use our commercially reasonable efforts to register the sale of any of their registrable shares on Form S-3 so long as the anticipated gross offering price of all registrable shares will be at least $5.0 million. Upon such a demand for registration on Form S-3, we will offer to include in the registration the registrable shares of all other stockholders that are party to the stockholders’ agreement on a pro rata basis.

Piggyback Registration Rights. If at any time, we propose to file a registration statement under the Securities Act for our common stock, we will offer to include the registrable shares of the stockholders party to the stockholders’ agreement in the registration statement subject only to a determination by the underwriters that the success of the offer or the offering price would be adversely affected by the inclusion of securities of the parties. We have obtained from each stockholder a waiver of such stockholder’s piggyback registration rights in connection with this offering.

Expenses. We are responsible for paying all registration expenses in connection with any registration pursuant to the stockholders’ agreement, excluding any underwriting fees, commissions, discounts and allowances.

Indemnification. We have agreed to indemnify each of the stockholders party to the stockholders’ agreement against certain liabilities under the Securities Act in connection with any registration of their registrable shares.

Review, Approval or Ratification of Related Party Transactions

Upon completion of this offering, our audit committee will be responsible for reviewing all related party transactions that are required to be disclosed under the SEC rules and, when appropriate, initially authorize or ratify all such transactions in accordance with written policies and procedures established by our board of directors from time to time.

We anticipate that the policies and procedures will provide that, in determining whether or not to recommend the initial approval or ratification of a related party transaction, the committee will consider all of the relevant facts and circumstances available, including (if applicable), but not limited to: (1) the nature of the related party’s interest in the transaction; (2) the approximate dollar value of the transaction; (3) the approximate dollar value of the related party’s interest in the transaction without regard to the amount of any profit or loss; (4) whether the transaction was or will be undertaken by us in the ordinary course of business; (5) whether the transaction was, or is proposed to be, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party; (6) the purpose and the potential benefits to us of the transaction; (7) the impact of the transaction on a director’s independence (in the event the related party is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer); (8) the availability of other sources for comparable products or services; (9) whether it is a single transaction or a series of ongoing, related transactions; (10) whether entering into the transaction would be consistent with our code of business conduct and ethics; and (11) any other information in the context of the transaction that would be material to investors in light of the circumstances of the particular transaction. In addition, our audit committee will review all related party transactions for which audit committee approval is required by applicable law or NYSE rules.

No member of our audit committee may participate in the review, approval or ratification of a transaction with respect to which he or she is a related party, except that such member can be counted for purposes of a quorum and shall provide such information with respect to the transaction as may be reasonably requested by other members of the committee.

The policies described above have not yet been adopted, and as a result, the transactions described under “Certain Relationships and Related Party Transactions” were not reviewed under such policies.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock and Series A preferred stock as of April 21, 2010 by:

•	each person known by us to be a beneficial owner of more than 5.0% of our outstanding common stock;

•	each of our directors and director nominee;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The amounts and percentages of common stock and Series A preferred stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after April 21, 2010. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock and Series A preferred stock shown as beneficially owned by them.

Percentage of class is based on 12,115,394 shares of common stock and 511,039 shares of Series A preferred stock outstanding as of April 21, 2010 after giving effect to the 11.8538-for-1 split of our common stock that we intend to complete prior to the effectiveness of this registration statement. Unless otherwise noted below, the address of the persons listed on the table is c/o Smile Brands Group Inc., 201 E. Sandpointe, Santa Ana, CA 92707.

	Common Stock Beneficially Owned			Series A Preferred Stock Beneficially Owned
Name of Beneficial Owner	Number	Percentage Prior to this Offering	Percentage After this Offering	Number	Percentage Prior to this Offering	Percentage After this Offering(1)
Executive Officers, Directors and Director Nominee
Steven C. Bilt(2)	1,058,852	8.0%	5.2%	31,274	5.8%	—
Bradley E. Schmidt(3)	148,164	1.2%	*	1,334	*	—
James F. Simmons	—	—	—	—	—	—
John S. Hwang	—	—	—	—	—	—
Richard K. Matros(4)	31,602	*	*	—	—	—
Mark A. Pulido(5)	177,805	1.5%	*	2,500	*	—
Jon D. Ralph	—	—	—	—	—	—
John M. Rogers	—	—	—	—	—	—
Peter M. Starrett(6)	118,537	1.0%	*	2,500	*	—
Eric J. Boden	—	—	—	—	—	—
All directors and executive officers as a group (9 persons)(7)	1,534,960	11.5%	7.4%	37,608	7.0%	—

5% or More Stockholders
Freeman Spogli & Co. (8) c/o Freeman Spogli & Co. 11100 Santa Monica Blvd., Suite 1900 Los Angeles, CA 90025	8,874,607	73.3%	45.6%	374,336	73.3%	—
California State Teachers’ Retirement System(9) 100 Waterfront Place MS04 West Sacramento, CA 95605	1,185,380	9.8%	6.1%	50,000	9.8%	—
A.S.F. Co-Investment Partners II, L.P.(10) 1133 Westchester Ave. White Plains, NY 10604	790,245	6.5%	4.1%	33,334	6.5%	—
Gryphon Investors(11). c/o Gryphon Investors One Market Plaza Steuart Tower, 24th Floor San Francisco, CA 94105	790,243	6.5%	4.1%	33,334	6.5%	—

*	Less than 1.0%.
(1)	As discussed under “Use of Proceeds,” we intend to use the net proceeds from this offering to redeem all of our Series A 11% cumulative preferred stock. As a result, no shares of Series A preferred stock will be outstanding after this offering.
(2)	Includes exercisable options to purchase 892,899 shares of common stock, 7,000 shares of Series A preferred stock and exercisable options to purchase 24,274 shares of Series A preferred stock.
(3)	Includes exercisable options to purchase 116,562 shares of common stock.
(4)	Consists of exercisable options to purchase 31,602 shares of common stock.
(5)	Includes exercisable options to purchase 118,536 shares of common stock.
(6)	Includes exercisable options to purchase 59,268 shares of common stock.
(7)	Includes exercisable options to purchase 1,218,867 shares of common stock and 24,274 shares of Series A preferred stock.
(8)	Beneficially owned by Freeman Spogli & Co. and consists of 8,757,468 shares of common stock held by FS Equity Partners V, L.P. and 117,139 shares of common stock held by FS Affiliates V, L.P. FS Capital Partners V, LLC, as the general partner of FS Equity Partners V, L.P. and FS Affiliates V, L.P., has sole voting and dispositive power with respect to the shares of common stock owned by FS Equity Partners V, L.P. and FS Affiliates V, L.P. Messrs. Ralph and Simmons are managing members of FS Capital Partners V, LLC along with five others, but none of them individually exercise control over FS Capital Partners V, LLC and therefore each disclaims beneficial ownership in the shares except to the extent of his pecuniary interest therein. The business address of FS Equity Partners V, L.P. and FS Affiliates V, L.P. is c/o Freeman Spogli & Co., 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.
(9)	Christopher Ailman, Chief Investment Officer, has dispositive power with respect to the common stock held by the California State Teachers’ Retirement System.
(10)	Paul Crotty, as the managing member of PAF 1/03 LLC, the general partner of A.S.F. Co-Investment Partners II, L.P., has dispositive power with respect to the common stock held by A.S.F. Co-Investment Partners II, L.P.
(11)	Beneficially owned by Gryphon Investors and consists of 218,904 shares of common stock held by BN Dental Holdings, LLC, 363,559 shares held by Gryphon Partners II, L.P., 25,563 shares held by Gryphon Partners II-A, L.P. and 182,217 shares held by Gryphon Dental Partners V, L.P. Gryphon Investors, Inc., as the general partner of Gryphon Dental Advisors, L.P., which is the manager of BN Dental Holdings, LLC, has sole voting and dispositive power with respect to the shares of common stock owned by BN Dental Holdings, LLC. R. David Andrews is the sole stockholder of Gryphon Investors, Inc. and disclaims beneficial ownership in the shares except to the extent of his pecuniary interest therein. Gryphon GenPar II, LLC is the general partner of each of Gryphon Partners II, L.P., Gryphon Partners II-A, L.P. and Gryphon Dental Partners V, L.P. and has sole voting and dispositive power with respect to the shares of common stock owned by Gryphon Partners II, L.P., Gryphon Partners II-A, L.P. and Gryphon Dental Partners V, L.P. John M. Rogers is one of the members of Gryphon GenPar II, LLC, but he does not individually exercise control over Gryphon GenPar II, LLC, and therefore disclaims beneficial ownership in the shares except to the extent of his pecuniary interest therein. The business address of BN Dental Holdings, LLC, Gryphon Partners II, L.P., Gryphon Partners II-A, L.P. and Gryphon Dental Partners V, L.P. is c/o Gryphon Investors, One Market Plaza, Steuart Tower, 24th Floor, San Francisco, CA 94105.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of: 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. This section refers to our restated certificate of incorporation and amended and restated bylaws, each of which will be adopted upon consummation of this offering.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to the relative rights, limitations and preferences of the holders of any then outstanding preferred stock, holders of our common stock are entitled, among other things, (i) to share ratably in dividends if, when and as declared by our board of directors out of funds legally available therefor and (ii) in the event of liquidation, dissolution or winding-up of the company, to share ratably in the distribution of assets legally available therefor, after payment of debts and expenses. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The holders of our common stock do not have cumulative voting rights in the election of directors and have no preemptive rights to subscribe for additional shares of our capital stock. The rights, preferences and privileges of holders of our common stock are subject to the terms of any series of preferred stock which we may issue in the future. Except as described below under “—Provisions of our Certificate of Incorporation and Bylaws and Delaware Anti-Takeover Law,” a majority vote of common stockholders is generally required to take action under our restated certificate of incorporation and amended and restated bylaws. As of April 21, 2010, we had 12,115,394 shares of common stock outstanding held of record by 17 stockholders.

Preferred Stock

Our board of directors has the authority, within the limitations and restrictions stated in our restated certificate of incorporation, to authorize the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion or exchange rights, voting rights, terms of redemption, liquidation preferences, preemptive rights and the number of shares constituting any series or the designation of such series. We currently have 511,039 shares of Series A preferred stock outstanding and options to purchase up to 24,274 shares of Series A preferred stock outstanding. We intend to redeem all of our outstanding shares of Series A preferred stock and options to purchase our Series A preferred stock with the net proceeds of this offering and as a result, after this offering we will not have designated any series of preferred stock and we will not have any outstanding shares of preferred stock. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of our company might harm the market price of our common stock.

Provisions of our Certificate of Incorporation and Bylaws and Delaware Anti-Takeover Law

We are governed by the Delaware General Corporation Law. Our restated certificate of incorporation and amended and restated bylaws contain provisions that could make more difficult the acquisition of the company by means of a tender offer, a proxy contest or otherwise.

No Written Consent of Stockholders

Our amended and restated bylaws provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Advance Notice Procedures

Our amended and restated bylaws provide that our chief executive officer, chairman of the board or a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Our amended and restated bylaws also establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of the stockholders. This notice procedure provides that only persons who are nominated by, or at the direction of, our board of directors or any duly authorized committee of the board of directors, or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of our company prior to the meeting at which directors are to be elected, will be eligible for election as directors. The procedure also requires that, in order to raise matters at an annual or special meeting, those matters must be raised before the meeting pursuant to the notice of meeting the company delivers or by, or at the direction of, our board of directors or any duly authorized committee of the board of directors, chairman or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of the company of his, her or its intention to raise those matters at the annual or special meeting. If the officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

Blank Check Preferred Stock

Our restated certification of incorporation provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interest of us and our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our restated certification of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock are available for future issuance without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

The overall effect of the foregoing provisions may be to deter a future tender offer. Stockholders might view such an offer to be in their best interest should the offer include a substantial premium over the market price of our common stock at that time. In addition, these provisions may have the effect of assisting our management to retain its position and place it in a better position to resist changes that the stockholders may want to make if dissatisfied with the conduct of our business.

Section 203 of the Delaware General Corporate Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Registration Rights

In addition to rights of sale under Rule 144, all of our existing stockholders, who hold an aggregate of 12,115,394 shares of outstanding common stock, have registration rights which enable them to require us to file a registration statement registering their shares for resale to the public. For a description of the registration rights under the stockholders’ agreement, see “Certain Relationships and Related Party Transactions—Registration Rights of Existing Stockholders.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Wells Fargo Shareowner Services.

Listing

We have applied to have our shares of common stock quoted on the New York Stock Exchange under the symbol “GRIN.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the offering made by this prospectus, there has been no market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial numbers of shares of our common stock, including shares issued upon exercise of options, in the public market after this offering, or the anticipation of those sales, could adversely affect market prices of our common stock prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Upon completion of this offering, we will have outstanding 19,468,394 shares of common stock.

All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. All of the remaining 12,115,394 shares of common stock to be outstanding after this offering will be deemed “restricted securities,” as that term is defined under Rule 144, and will be subject to the 180-day lock-up period, which may be extended in specified circumstances described below.

Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which are summarized below. Upon expiration of the lock-up agreements, approximately 2,924,694 shares will be available for sale pursuant to Rule 144 and 701 excluding any shares held by affiliates.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the New York Stock Exchange during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Lock-Up Agreements

We, our directors and officers and our existing stockholders have agreed with the underwriters that, without the prior written consent of Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc., we and they will not, subject to certain exceptions, during the period ending 180 days, after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. do not have any pre-established conditions to waiving the terms of the lock-up agreements. Any determination to release any shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.

The 180-day restricted period described above will be extended if:

•	during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period,

in which case, the restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Registration Rights

Following the completion of this offering, and in addition to rights of sale under Rule 144, all of our existing stockholders, who hold an aggregate of 12,115,394 shares of outstanding common stock, have registration rights which enable them to require us to file a registration statement registering their shares that are not sold in this offering for resale to the public. For a description of the registration rights under the stockholders’ agreement, see “Certain Relationships and Related Party Transactions—Registration Rights of Existing Stockholders.”

Equity Plans

Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or issuable under our stock incentive plans.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences relating to the ownership and disposition of our common stock by non-U.S. holders (as defined below) who purchase our common stock in this offering and hold such common stock as capital assets (generally for investment). This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations promulgated thereunder, judicial decisions, and rulings and pronouncements of the U.S. Internal Revenue Service, or the IRS, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or subject to different interpretation. This discussion does not address all the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income or estate tax laws (such as financial institutions, insurance companies, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, retirement plans, partnerships and their partners, dealers in securities, brokers, U.S. expatriates, or persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the state, local or foreign tax or U.S. federal alternative minimum tax consequences relating to the ownership and disposition of our common stock. You are urged to consult your own tax advisor regarding the U.S. federal tax consequences of owning and disposing of our common stock, as well as the applicability and effect of any state, local or foreign tax laws.

As used in this discussion, the term “non-U.S. holder” refers to a beneficial owner of our common stock that for U.S. federal income tax purposes is not:

(i) an individual who is a citizen or resident of the United States;

(ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

(iii) an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

(iv) a trust (a) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all its substantial decisions, or (b) that has in effect a valid election under applicable Treasury regulations to be treated as a U.S. person.

An individual may be treated as a resident of the United States, among other ways, if present in the United States on at least 31 days in a calendar year and for an aggregate of at least 183 days during the three-year period ending in that calendar year (counting for such purposes all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year).

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, we urge you to consult your own tax advisor.

Dividends

We do not anticipate paying dividends on our common stock in the foreseeable future. See “Dividend Policy”. Dividends paid by us to a non-U.S. holder, to the extent treated as dividends for U.S. federal income tax purposes, generally will be subject to U.S. federal withholding tax at a 30% rate, unless (i) an applicable income tax treaty reduces or eliminates such tax, and a non-U.S. holder provides us with an IRS Form W-8BEN (or successor form) certifying its entitlement to the benefit of such treaty, or (ii) the dividends are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and the non-U.S. holder provides us with an IRS Form W-8ECI (or successor form). In the latter case, a non-U.S. holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. person, unless otherwise provided in an applicable income tax treaty. Additionally, a non-U.S. holder that is a corporation may be subject to a branch profits tax on its after-tax effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-U.S. holder may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition

Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our common stock unless (i) such non-U.S. holder is an individual present in the U.S. for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States and, where a tax treaty so provides, the gain is attributable to a U.S. permanent establishment of such non-U.S. holder, or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock and either (a) our common stock has ceased to be traded on an “established securities market” prior to the beginning of the calendar year in which the sale, exchange or other disposition occurs, or (b) the non-U.S. holder owns (actually or constructively) more than five percent of our common stock. We believe that we are not a U.S. real property holding corporation, and we do not anticipate becoming a U.S. real property holding corporation.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Information reporting and backup withholding (at the then applicable rate) may apply to certain payments made to a non-U.S. holder on or with respect to our common stock, unless the non-U.S. holder certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and certain other conditions are satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS and other applicable requirements are satisfied.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                 , 2010, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. are acting as representatives, and each underwriter has severally agreed to purchase, at the public offering price less underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Jefferies & Company, Inc.
Wells Fargo Securities, LLC
William Blair & Company, L.L.C.
Oppenheimer & Co. Inc.

Total	7,353,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered by this prospectus are subject to certain conditions. The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares of common stock covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The obligations of the underwriters may also be terminated upon the occurrence of certain stated events.

We have granted to the underwriters a 30-day option to purchase from us up to 1,102,950 additional shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The option may be exercised only to cover any over-allotments of common stock. If the underwriters exercise all or part of this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of common stock approximately proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

The underwriters have advised us that they propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers. Sales of shares of common stock made outside of the United States may be made by affiliates of the underwriters.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions	$	$	$	$
Expenses	$	$	$	$

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered. The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

We have agreed, subject to certain exceptions, that we will not offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, issuance, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc., for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Our officers, directors and existing stockholders have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc., for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of common stock on the New York Stock Exchange under the symbol “GRIN”.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of common stock to the public in that Relevant Member State at any time,

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters severally represents, warrants and agrees as follows:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which Section 21 of the FSMA does not apply to the company; and

(b)	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering (offentliches Angebot) within the meaning of the Act with respect to any of our common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Our common stock is being issued and sold outside the Republic of France and, in connection with its initial distribution, the underwriters have not offered or sold and will not offer or sell, directly or indirectly, any common stock to the public in the Republic of France, and the underwriters have not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the common stock, and such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated October 1, 1998.

Our common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of its initial distribution or at any time thereafter, directly or indirectly, other than to individuals or legal entities situated in the Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, “Professional Investors”), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our common stock is publicly announced (whether electronically or otherwise) in the Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our common stock, and this prospectus or any other offering material relating to our common stock may not be considered an offer or the prospect of an offer to sell or exchange our common stock.

The underwriters will not offer or sell any of our common stock, directly or indirectly, in Japan or to or for the benefit of any Japanese person or to others, for re-offering or re-sale, directly or indirectly, in Japan or to any

Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our common stock other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to our common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance or any rules made under that Ordinance. The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice.

This prospectus or any other offering material relating to our common stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the common stock will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly, our common stock may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to our common stock be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

The underwriters and their respective affiliates may, from time to time, provide various investment banking, financial advisory and lending services for us and our affiliates, for which they will receive customary compensation. Certain underwriters or their respective affiliates are lenders under our new credit facilities.

Prior to this offering, there has been no public market for the common stock. The initial public offering price was determined by negotiations between us and the underwriters. Among the factors considered in determining the initial public offering price were the future prospects of our company and our industry in general, sales, earnings and certain other financial and operating information of our company in recent periods, and the price-earning ratios, comparable sales, market prices of our securities and certain financial and operating information of companies engaged in activities similar to those of our company.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

LEGAL MATTERS

O’Melveny & Myers, LLP, Los Angeles, California, will pass upon the validity of the shares of common stock offered hereby. Shearman & Sterling LLP, San Francisco, California, will pass upon legal matters relating to this offering for the underwriters.

EXPERTS

The consolidated financial statements as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We filed a registration statement on Form S-1 with the Commission with respect to the registration of the common stock offered for sale with this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at 100 F. Street N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov. You may also request copies of these filings, at no cost, by telephone at (714) 668-1300 or by mail to: Smile Brands Group Inc., 201 E. Sandpointe, Santa Ana, CA, 92707, Attention: Bradley E. Schmidt; http://www.smilebrands.com.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance with such requirements, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the Securities and Exchange Commission referred to above. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent registered accounting firm.

SMILE BRANDS GROUP INC. AND SUBSIDIARIES

The accompanying consolidated financial statements give effect to a 11.8538-for-1 split for the common stock of Smile Brands Group Inc., which will take place prior to the effective date of the registration statement. The following report is in the form which will be furnished by Deloitte & Touche LLP, an independent registered public accounting firm, upon completion of the 11.8538-for-1 split of the common stock of Smile Brands Group Inc. described in Note 15b to the consolidated financial statements and assuming that from March 26, 2010 to the date of such completion no other material events have occurred that would affect the accompanying consolidated financial statements or disclosures therein except as described in Note 15.

/s/ Deloitte & Touche LLP

Costa Mesa, California

April 21, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Smile Brands Group Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Smile Brands Group Inc. and subsidiaries (the “Company”), formerly known as Ivory Holdco., Inc. and subsidiaries, as of December 31, 2008 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Smile Brands Group Inc. and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Costa Mesa, California

March 26, 2010, except for Note 15b as to which the date is                 .

Smile Brands Group Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share information)

	As of December 31,
	2008	2009
		Actual	Pro forma(1)
ASSETS			(unaudited)
Cash and cash equivalents	$700	$ 4,482	$4,482
Accounts receivable, net of allowance of $34,183 and $25,685 at December 31, 2008 and 2009, respectively	41,209	45,166	45,166
Deferred income taxes	—	14,451	14,451
Supplies inventory	5,808	5,728	5,728
Prepaid expenses	4,358	3,455	3,455
Other current assets	1,935	2,620	2,620

Total current assets	54,010	75,902	75,902

Property and equipment–net	54,613	55,446	55,446
Other assets	6,171	4,753	4,753
Intangible assets–net	48,666	48,507	48,507
Goodwill	226,087	226,087	226,087

Total assets	$389,547	$410,695	$410,695

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued expenses	$8,698	$ 8,726	$8,726
Accrued compensation and related costs	21,852	27,275	27,275
Patient deposits	17,323	16,533	16,533
Other current liabilities	7,892	10,648	95,818
Current portion of long-term debt and capital lease obligations	1,342	7,838	7,838

Total current liabilities	57,107	71,020	156,190

Long-term debt and capital lease obligations–net of current portion	165,080	133,749	133,749
Deferred income taxes	22,437	15,441	15,441
Other liabilities	11,012	9,417	9,417

Total liabilities	255,636	229,627	314,797

Commitments and contingencies (Note 10)

Stockholders’ equity:
Preferred stock, $0.01 par value–authorized, 10,000,000 shares: Series A 11% cumulative preferred stock authorized, 600,000 shares; issued and outstanding, 511,039 shares at December 31, 2008 and 2009; liquidation preference value of $76,066 and $85,170 at December 31, 2008 and 2009, respectively	24,146	32,651	—
Common stock, $0.01 par value–authorized, 100,000,000 shares; issued and outstanding, 12,115,394 shares at December 31, 2008 and 2009	121	121	121
Additional paid-in capital	138,764	140,778	88,259
(Accumulated deficit) retained earnings	(29,576)	7,040	7,040

Total stockholders’ equity attributable to Smile Brands Group Inc.	133,455	180,590	95,420
Noncontrolling interest	456	478	478

Total stockholders’ equity	133,911	181,068	95,898

Total liabilities and stockholders’ equity	$389,547	$410,695	$410,695

(1)	Reflects, on a pro forma basis, the reclassification of the liquidation value of preferred stock in the amount of $85.2 million from stockholders’ equity to other current liabilities for the redemption of all outstanding preferred stock based on the intended use of proceeds of this offering.

The accompanying notes are an integral part of these consolidated financial statements.

Smile Brands Group Inc. and Subsidiaries

Consolidated Statements of Operations

(In thousands, except share and per share information)

	Year Ended December 31,
	2007	2008	2009
Revenues:
Net dental services	$421,111	$439,415	$450,659
Other	6,042	5,609	5,865

Total revenues	427,153	445,024	456,524
Operating costs and expenses:
Dental services	331,383	342,499	338,687
Field support	29,603	30,671	31,908
General and administrative	28,268	29,784	30,661
Depreciation and amortization	12,596	12,830	13,877
Loss on asset dispositions	983	410	322
Goodwill and trademark impairment	7,108	23,429	—

Total operating costs and expenses	409,941	439,623	415,455

Income from operations	17,212	5,401	41,069

Other expense (income):
Interest expense–net	21,307	18,188	14,676
Interest rate swap expense–net	960	2,307	590

Total other expense	22,267	20,495	15,266

Income (loss) before provision for income taxes	(5,055)	(15,094)	25,803
Provision (benefit) for income taxes	3,065	(3,322)	(20,164)

Net (loss) income	(8,120)	(11,772)	45,967
Less: Net income attributable to non-controlling interests	279	206	247

Net (loss) income attributable to Smile Brands Group Inc.	(8,399)	(11,978)	45,720

Less: Preferred stock dividends accrued in-kind	6,863	7,660	8,505
Dividends accrued in-kind on outstanding vested preferred stock options	260	417	599

Net (loss) income attributable to common stockholders	$(15,522)	$(20,055)	$36,616

Net (loss) income attributable to common stockholders per share:
Basic	$(1.28)	$(1.66)	$3.02

Diluted	$(1.28)	$(1.66)	$2.92

Weighted average common shares outstanding:
Basic	12,116,674	12,115,394	12,115,394

Diluted	12,116,674	12,115,394	12,556,802

The accompanying notes are an integral part of these consolidated financial statements.

Smile Brands Group Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

(In thousands, except share information)

	Cumulative Series A Preferred Shares		Common Stock		Additional Paid-In Capital	(Accumulated Deficit) Retained Earnings	Non- Controlling Interest	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance—January 1, 2007	511,039	$9,623	12,120,111	$121	$149,475	$(8,522)	$504	$151,201
Preferred stock dividends accrued in-kind	—	6,863	—	—	(6,863)	—	—	—
Dividends accrued in-kind on outstanding vested preferred stock options	—	—	—	—	260	(260)	—	—
Stock-based compensation expense	—	—	—	—	1,519	—	—	1,519
Common stock repurchased	—	—	(4,717)	—	(40)	—	—	(40)
Net (loss) income	—	—	—	—	—	(8,399)	279	(8,120)
Distributions to non-controlling interests	—	—	—	—	—	—	(281)	(281)

Balance—December 31, 2007	511,039	16,486	12,115,394	121	144,351	(17,181)	502	144,279

Preferred stock dividends accrued in-kind	—	7,660	—	—	(7,660)	—	—	—
Dividends accrued in-kind on outstanding vested preferred stock options	—	—	—	—	417	(417)	—	—
Stock-based compensation expense	—	—	—	—	1,656	—	—	1,656
Net (loss) income	—	—	—	—	—	(11,978)	206	(11,772)
Distributions to non-controlling interests	—	—	—	—	—	—	(252)	(252)

Balance—December 31, 2008	511,039	24,146	12,115,394	121	138,764	(29,576)	456	133,911

Preferred stock dividends accrued in-kind	—	8,505	—	—	—	(8,505)	—	—
Dividends accrued in-kind on outstanding vested preferred stock options	—	—	—	—	599	(599)	—	—
Stock-based compensation expense	—	—	—	—	1,554	—	—	1,554
Consideration paid to cancel options	—	—	—	—	(139)	—	—	(139)
Net income	—	—	—	—	—	45,720	247	45,967
Distributions to non-controlling interests	—	—	—	—	—	—	(225)	(225)

Balance—December 31, 2009	511,039	$32,651	12,115,394	$121	$140,778	$7,040	$478	$181,068

The accompanying notes are an integral part of these consolidated financial statements.

Smile Brands Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net (loss) income	$(8,120)	$(11,772)	$45,967
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Goodwill and trademark impairment	7,108	23,429	—
Depreciation and amortization	12,596	12,830	13,877
Bad debt expense	13,435	12,694	11,762
Loss on asset dispositions	983	410	322
Amortization of capitalized financing costs	1,727	1,763	1,835
Stock-based compensation expense	1,519	1,656	1,554
Deferred income taxes	1,972	(4,243)	(21,448)
Changes in operating assets and liabilities:
Accounts receivable	(13,662)	(11,769)	(15,718)
Supplies inventory	(169)	386	79
Prepaid expenses and other assets	2,684	(611)	1,072
Accounts payable and accrued expenses	(2,239)	(851)	(1,697)
Accrued compensation and related costs	821	2,986	5,423
Patient deposits	2,454	(497)	(790)
Other liabilities	3,899	3,596	1,162

Net cash provided by operating activities	25,008	30,007	43,400

Cash flows from investing activities:
Purchase of property and equipment	(18,344)	(10,684)	(14,006)
Proceeds from sales of assets	528	275	7

Net cash used in investing activities	(17,816)	(10,409)	(13,999)

Cash flows from financing activities:
Borrowings on revolving loan facility	134,400	62,000	20,400
Payments on revolving loan facility	(139,900)	(66,000)	(20,400)
Payments on long-term debt and capital lease obligations	(1,323)	(14,238)	(25,094)
Payment of financing fees and capitalized financing costs	(725)	(683)	(161)
Distribution of cash to noncontrolling interests	(281)	(252)	(225)
Common stock issuances (repurchases)	(40)	—	—
Consideration paid to cancel options	—	—	(139)

Net cash used in financing activities	(7,869)	(19,173)	(25,619)

Net (decrease) increase in cash and cash equivalents	(677)	425	3,782
Cash and cash equivalents—beginning of year	952	275	700

Cash and cash equivalents—end of year	$275	$700	$4,482

(Continued)

Smile Brands Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2007	2008	2009
Supplemental disclosures of cash flow activities:
Cash paid for income taxes	$21	$1,043	$1,320
Cash paid for interest	19,488	15,754	12,424

Supplemental schedule of noncash investing and financing activities:
Accrued purchases of property and equipment	775	671	1,363
Property and equipment acquired through capital leases	—	1,572	—
Preferred stock dividends accrued in-kind	6,863	7,660	8,505
Dividends accrued in-kind on outstanding vested preferred stock options	260	417	599
Dental office assets received as payment of outstanding receivable—at fair value	641	—	—
Other assets acquired through capital leases	—	—	260
Accrued financing costs	—	—	1,033

The accompanying notes are an integral part of these consolidated financial statements.

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Description of Business

Smile Brands Group Inc. (“SBG”) conducts all of its operations through its wholly owned subsidiary, Smile Brands Inc. (formerly Bright Now! Dental, Inc.) and its subsidiaries (“Smile Brands”). SBG and Smile Brands (collectively, the “Company”) provide business support services, non-clinical personnel, facilities and equipment to affiliated dental groups (“Affiliated Entities”) under long-term business support services agreements (“BSSAs”) on an exclusive basis. Additionally, ConsumerHealth, Inc. (dba Newport Dental) (“ConsumerHealth”), a wholly owned subsidiary of Smile Brands, is licensed under the California Knox-Keene Health Care Services Plan Act as a dental plan and operates a network of staff model dental facilities within California.

The Company provides services under long-term BSSAs. Under the terms of the BSSAs, the Company generally provides equipment, facilities, and business support services to Affiliated Entities in exchange for a fee based on the number of operatories provided to an Affiliated Entity, plus reimbursement of certain costs incurred by the Company in connection with fulfilling its responsibilities under the BSSA. Each of these agreements is for an initial term of five to ten years with successive automatic one-year renewal terms, unless terminated at least six months before the end of the initial term or any renewal term. At December 31, 2009, the Company had BSSAs collectively representing 289 dental offices. Additionally, ConsumerHealth operated 14 dental offices.

As of December 31, 2009, the Company provides services to 303 dental offices located in Arizona, Arkansas, California, Colorado, Florida, Indiana, Maryland, New Jersey, New Mexico, Ohio, Oregon, Pennsylvania, Tennessee, Texas, Utah, Virginia, and Washington.

SBG was incorporated in Delaware in March 2005 under the name Ivory Holdco, Inc.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Generally Accepted Accounting Principles—As of September 30, 2009, the Company adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC” or “Codification”) Topic 105, Generally Accepted Accounting Principles (“ASC 105”), formerly FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“SFAS 168”). ASC 105 establishes the FASB Accounting Standards Codification as the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. ASC 105 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification supersedes all existing non-SEC accounting and reporting standards. As the Codification does not change U.S. GAAP, it does not have a material impact on the Company’s consolidated financial statements.

Basis of Consolidation—The Company prepares its consolidated financial statements in accordance with ASC Topic 810-10, which provides for consolidation of variable interest entities of which the Company is the primary beneficiary. Management has concluded that the Affiliated Entities meet the definition of variable interest entities as defined within such standard and that the Company is the primary beneficiary of these variable interest entities as defined therein. Management concluded that the Affiliated Entities meet the definition of variable interest entities because it determined that the equity investment at risk by each owner of Affiliated Entities, which has not been more than $1,000, is not sufficient on a quantitative or qualitative basis to support each such Affiliated Entity’s activities without additional financial support from the Company, which is provided

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

through (i) the Company’s deferral of service fees due to it from the Affiliated Entities when such Affiliated Entities lack sufficient cash flow to pay the service fees in full and (ii) the Company’s capital investments in facilities and dental equipment used by the Affiliated Entities in the operation of their dental practices. Management determined that the Company is the primary beneficiary, as defined in ASC 810-10-38, of the Affiliated Entities because (i) the Company absorbs the majority of expected losses of the Affiliated Entities through its deferral of the Affiliated Entities’ service fees and the fact that the Company has, since its inception, had to continuously defer service fees for all Affiliated Entities, (ii) no other party provides financial support to the Affiliated Entities and (iii) the Company has the power to direct the activities of the Affiliated Entities that most significantly impact the Affiliated Entities’ economic performance, such as determining where and when to build out and equip de novo offices, which is the most significant capital expenditure decision, and advising on how to effectively advertise and determining the amount to expend on such advertising. Accordingly, the assets and liabilities and results of operations of the BSSAs are included in the consolidated financial statements of the Company and all intercompany transactions between the Affiliated Entities and the Company, such as the service fees the Company charges, have been eliminated.

Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results and outcomes may differ from management’s estimates and assumptions.

Correction—Short term borrowings and repayments which were previously presented on a net basis in the statement of cash flows for the fiscal years ended December 31, 2008 and 2007, have been reported gross. This correction had no impact on the Company’s financial position or results of operations.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Credit Risk—The Company maintains the majority of its cash and cash equivalents in one large national banking institution. Such amounts are in excess of federally insured limits. This potentially subjects the Company to concentrations of credit risk related to its cash.

Derivatives—The Company utilizes derivative financial instruments to moderate its exposure to interest rate risk and does not use derivatives for any other purpose.

The Company accounts for its interest rate swap, interest rate collar and interest rate cap agreements (collectively, the “Interest Agreements”) in accordance with ASC Topic 815-10, Derivatives and Hedging (“ASC 815”). ASC 815 requires the fair value of all derivatives to be recorded on the balance sheet as either assets or liabilities, depending on the rights or obligations under the contract, with changes in fair value recognized in earnings on the statement of operations. Changes in the fair value of derivatives that qualify and are designated as fair value hedges are required to be recognized in earnings as offsets to the changes in fair values of the exposures being hedged. Changes in the fair value of cash flow hedges are recognized as other comprehensive income. The ineffective portion of the derivative financial instrument designated as a hedging instrument, if any, is recognized in operating income immediately. None of the Company’s Interest Agreements have been designated as hedges, and accordingly, the differences to be paid or received on the Interest Agreements are included in interest rate swap expense (income) as earned or incurred. The fair values of the Interest Agreements are recorded as assets or liabilities on the Company’s consolidated balance sheets. Changes to the fair values based upon market quotes are included in interest rate swap expense (income) as they occur.

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

Accounts Receivable—The Company’s accounts receivable include amounts due from patients and third-party payors, including indemnity and preferred provider organizations, capitated plans, and government plans. Most accounts, other than for orthodontic treatments, are due as services are provided. However, the Company extends credit for terms up to 24 months to certain patients in the normal course of business. Estimated co-payments are generally collected at the time of service based on the insurance plan fee schedule, deductible provisions and list of covered benefits for each plan. If the proper amount of co-payment is not fully collected at the time of service, the patient will be billed for the difference and an account receivable from the patient will be established.

The Company provides an allowance for doubtful accounts against accounts receivable and reports those receivables on the balance sheet at their estimated net realizable value. The allowance for doubtful accounts provides for those accounts for which payment is not expected to be received and is determined based upon management’s periodic analyses and evaluation of accounts receivable, which considers historical realization data, receivable aging trends, collection trends, other operating trends, and relevant business conditions. Determination of the allowance requires management to make certain estimates and assumptions that affect the reported amount of the allowance. Actual results could differ from those estimates.

Activity in the allowance for doubtful accounts for 2007, 2008 and 2009 is as follows (in thousands):

Allowance for Doubtful Accounts
Balance at January 1, 2007	$31,181
Provision	13,435
Deductions	(10,179)

Balance at December 31, 2007	34,437
Provision	12,694
Deductions	(12,948)

Balance at December 31, 2008	34,183
Provision	11,762
Deductions	(20,260)

Balance at December 31, 2009	$25,685

Concentration of credit risk with respect to accounts receivable is limited due to the large number of payors.

Fair Value Measurement—The Company’s financial assets and liabilities are measured and reported in accordance with ASC 820-10, Fair Value Accounting (“ASC 820”), which provides a common definition of fair value and establishes a framework to make the measurement of fair value in U.S. GAAP more consistent and comparable. This guidance also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value be classified and disclosed in the following three categories:

•	Level 1 – Quoted prices for identical instruments in active markets.

•

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

•	Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s financial assets and liabilities, which include financial instruments as defined by ASC 820 include cash and cash equivalents, accounts receivable, accounts payable, long-term debt and derivatives. The Company believes the carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short term maturities. Long term debt, which includes variable rate debt, is considered by the Company to be representative of current market rates. Accordingly, the Company estimates that the recorded amounts approximate fair market value. The fair value of the Company’s derivatives is determined based on observable inputs that are corroborated by market data.

The following table summarizes the valuation of the Company’s financial instruments by the ASC 820 fair value hierarchy at December 31, 2008 and 2009 (dollars in thousands):

	Level 1	Level 2	Level 3	Total
Liabilities at fair value:
Derivative financial instruments—2008	$—	$2,704	$—	$2,704

Total liabilities—2008	$—	$2,704	$—	$2,704

Liabilities at fair value:
Derivative financial instruments—2009	$—	$1,528	$—	$1,528

Total liabilities—2009	$—	$1,528	$—	$1,528

Supplies Inventory—Supplies inventory consists of dental and orthodontic supplies, which are stated at lower of cost or market, with cost determined by the first-in, first-out method.

Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated and recorded using the straight-line method over the estimated useful lives of the individual assets as follows:

Computer equipment and software	3 years
Furniture, fixtures, and equipment	5–10 years
Leasehold improvements	Shorter of lease term or estimated useful life, generally 5–10 years

Expenditures for maintenance and repairs are charged to expense as incurred and expenditures for additions and improvements are capitalized. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the lease.

Goodwill and Intangible Assets—The Company records assets acquired and liabilities assumed at their respective fair values at the date of acquisition, with any excess cost recorded as goodwill. The Company’s intangible assets, which include trademarks, amounts assigned to BSSAs and noncompete agreements, were initially recorded at fair value.

Intangible assets with indefinite useful lives include the Company’s acquired trademarked brand names, which are not subject to amortization. The trademarks were determined to have an indefinite life, as it is the Company’s intent to utilize the brand names indefinitely. The brand names include BRIGHT NOW!®, CASTLE DENTAL®, MONARCH DENTAL®, and NEWPORT DENTAL®.

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

Intangible assets with definite lives include amounts assigned to BSSAs, and non-compete agreements with certain employees. Such intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets. BSSAs are amortized between two and ten years, depending upon the nature of the agreement. Non-compete agreements are amortized over the terms of the related agreements, which range from one to four years. Intangible assets with definite lives are removed from the gross asset and accumulated amortization amounts in the reporting period in which the asset becomes fully amortized.

In accordance with ASC Topic 350-20, Intangibles—Goodwill and Other, the Company tests goodwill and intangible assets with indefinite lives for impairment annually or more frequently if circumstances indicate that impairment may have occurred. See Note 6 for results of the Company’s impairment testing.

Long-Lived Assets—In accordance with ASC Topic 360, Property, Plant, and Equipment, the Company reviews its long-lived assets for impairment on an ongoing basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is determined based upon the expected undiscounted future net cash flows from the operations to which the assets relate, utilizing management’s best estimates, appropriate assumptions, and projections at the time of review. If the carrying value is determined not to be recoverable from future operating cash flows, the asset is deemed impaired and an impairment loss would be recognized to the extent the carrying value exceeded the estimated fair market value of the asset. See Note 5.

Leases—All of the Company’s facilities and certain equipment are leased and accounted for under the provisions of ASC Topic 840, Leases, and subsequent amendments which require that leases be evaluated and classified as operating or capital leases for financial reporting purposes. The lease term begins when the Company has the right to control the use of the property, which is typically before rent payments are due under the lease agreement. Certain facility leases contain rent escalation clauses, which are recorded on a straight-line basis over the initial term of the lease with the difference between actual rent payments and the straight-line rent expense recorded as a deferred rent liability. Lease incentive payments received from landlords are recorded as deferred rent liabilities and amortized on a straight-line basis over the lease term as a reduction in rent expense. Deferred rent totaling $8.3 million and $9.4 million at December 31, 2008 and 2009, respectively, is included in other liabilities on the accompanying consolidated balance sheets.

Stock-Based Compensation Plans—The Company has stock-based incentive plans that allow it to grant incentive stock options, nonqualified stock options, stock appreciation rights, and stock awards to employees and certain nonemployees of the Company.

The Company accounts for its stock based compensation in accordance with the provisions of ASC Topic 718, Compensation-Stock Compensation (“ASC 718”). ASC 718 established the accounting for equity instruments exchanged for employee services. Under ASC 718, share-based compensation cost is measured at the grant date based on the calculated fair value of the award and this cost is recognized in the statement of operations over the period during which an employee is required to provide service in exchange for the award. The Company determines the grant-date fair value of employee stock options using the Black-Scholes option- pricing model. The Company recognizes the stock based compensation expense on a straight line basis over the requisite service period of the award and includes it in general and administrative expense on the accompanying consolidated statements of operations.

There are two significant elements in the Black-Scholes option pricing model: expected volatility and expected term. The Company uses an independent valuation advisor to assist with projecting expected stock price

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

volatility. The Company also considers both the historical volatility of its peer group’s stock price as well as implied volatilities from exchange-traded options on its peer group’s stock. The expected term used by the Company represents the period that the Company’s stock options are expected to be outstanding and is determined using the simplified method described in ASC 718-10-30. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If the actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

The Company adopted ASC 718 using the modified prospective method since the Company used the fair-value based method for disclosure purposes under SFAS No. 123 prior to the adoption of ASC 718. Under this transition method, stock-based compensation expense includes: (i) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (ii) compensation expense for all stock-based compensation awards granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provision of ASC 718. See Note 12 for further discussion on stock-based compensation plans.

Revenues—Revenues are composed primarily of dental services, which consist of the consolidated revenues of Affiliated Entities and revenues earned by ConsumerHealth. Dental services revenue is generally recognized as services are provided and reported at estimated net realizable amounts due from patients, third-party payors, and others for services rendered. Through the Company’s billing system, the Company records and reports net dental services revenue at rates that reflect the amount expected to be collected, based on unique fee schedules for each insurance plan which include pre-determined contractual rates with the insurance providers and co-payments and deductibles to be received from patients. The process of estimating the ultimate amount of revenue to be collected is subjective and requires the application of judgment based on many factors, including contractual reimbursement rates, determination of covered and uncovered benefits under insurance plans and other relevant information. As a result of the inherent complexity of these estimations, the Company’s actual revenues, net income and accounts receivable could vary for the amounts reported.

Orthodontic revenues, which are included in net dental services revenues, are recognized on the proportional performance method based on the ratio of costs incurred to the total estimated costs over the life of an orthodontic contract. Recognition of orthodontic revenues is dependent on a number of factors, including the accuracy of a variety of estimates, such as progress of the orthodontic procedure and total costs for the treatment.

ConsumerHealth and the Affiliated Entities have agreements with various Dental Maintenance Organizations (“DMOs”) to provide dental services to subscribing participants. Under these agreements, monthly capitation payments are received based on the number of DMO enrollees assigned to ConsumerHealth and the Affiliated Entities. ConsumerHealth and the Affiliated Entities are then responsible for providing the necessary dental services and collecting any appropriate co-payment from the enrollees. Capitation revenues are recognized in the month that ConsumerHealth and the Affiliated Entities are obligated to provide dental services.

Other revenues primarily consist of dental plan premiums earned by the Company’s capitated plan operated by ConsumerHealth and interest income earned on amounts the Company financed for patients. Dental plan

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

premiums are recognized in the month in which enrollees are entitled to receive dental care services. Dental plan enrollees are billed for their premiums in advance on a monthly, quarterly or annual basis. To the extent premiums are received prior to the month in which they are earned, the Company records a deferred revenue liability, which is included in other current liabilities on the accompanying consolidated balance sheets. Interest income revenue is recognized on a monthly basis as earned in accordance with the terms of the financial arrangements the Company establishes with patients.

Health Care Costs—Health care costs are expensed as services are provided, including estimates of the costs of services provided by third parties but not yet reported which were not significant in any of the periods presented herein.

Advertising Expense—Advertising costs are expensed as incurred. The Company recorded advertising expense of $8.9 million, $9.5 million and $10.1 million for the years ending December 31, 2007, 2008 and 2009, respectively, which is included in field support expense on the accompanying consolidated statements of operations.

Income Taxes—The Company accounts for income taxes under the provisions of ASC Topic 740-10 Accounting for Income Taxes (“ASC 740”). Under this method, the Company estimates its income tax provision to recognize its tax expense for the current period, and deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. In accordance with FASB Interpretation No. 48, Accounting for Income Tax Uncertainties, which has been incorporated in ASC 740 and was retroactively adopted by the Company effective January 1, 2007, the Company assesses its tax positions on a more-likely-than-not standard to determine the actual amount of benefit or expense to recognize in the financial statements. Deferred tax assets are assessed based upon the likelihood or recoverability from future taxable income and, to the extent that recovery is not likely, a valuation allowance is established. The allowance is regularly reviewed and updated for changes in circumstances that would cause a change in judgment about the Company’s ability to realize the related deferred tax assets. These calculations and assessments involve complex estimates and judgments because the ultimate tax outcomes can be uncertain and future events unpredictable.

Comprehensive Income (Loss)—For the years ended December 31, 2007, 2008 and 2009, there was no difference between net income (loss) and comprehensive income (loss).

Segment Reporting—The operating facilities of the Company are developed under similar guidelines and the businesses provide similar dental services in each location. The offices possess similar economic characteristics resulting in similar long-term expected financial performance characteristics. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on its methods of internal reporting and management structure, management believes that the Company meets the criteria for aggregating its operations into a single reporting segment.

Recent Accounting Pronouncements—In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109, which has since been incorporated into ASC 740. This pronouncement prescribes a recognition threshold and measurement criteria for the recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The guidance was effective for fiscal years beginning after December 15, 2006 for public enterprises.

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

Accordingly, the Company has retroactively adopted ASC 740 as of January 1, 2007 with no material impact on its consolidated financial position, results of operations, and cash flows.

In January 2009, the Company adopted ASC Topic 805-10 Business Combinations (“ASC 805”). ASC 805 establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values as of the acquisition date. ASC 805 significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, preacquisition contingencies, transaction costs, in-process research and development and restructuring costs. In addition, under ASC 805, changes in an acquired entity’s deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. ASC 805 provides guidance regarding what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805 is effective for fiscal years beginning after December 15, 2008. Adoption of ASC 805 had no impact on the Company’s pre-tax earnings. However, in 2005, in connection with the acquisition of Smile Brands, a valuation allowance of $20.9 million was placed on certain acquired deferred tax assets. This valuation allowance was reduced in 2009 in accordance with ASC 805. See Note 8.

On January 1, 2009 the Company adopted ASC Topic 810-10-65-1, Noncontrolling Interests in Consolidated Financial Statements (“ASC 810”), which amends Accounting Research Bulletin No. 51 Consolidated Financial Statements. This standard requires noncontrolling interests to be treated as a separate component of equity, but apart from the controlling party’s equity, and not as a liability or other item outside of equity. This standard also specifies that consolidated net income attributable to the controlling and noncontrolling interests be clearly identified and presented on the face of the consolidated statement of operations, and that changes in the controlling party’s ownership interest while it retains a controlling financial interest should be accounted for as equity transactions. This standard also expands disclosures on the financial statements to include a reconciliation of the beginning and ending balances of the equity attributable to the controlling and non-controlling owners and a schedule showing the effects on the controlling party’s equity attributed to changes in the controlling party’s ownership interest in the subsidiary. This standard is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. However, presentation and disclosure must be retrospectively applied to comparative financial statements. Accordingly, we retroactively adopted ASC 810 for all periods presented. The adoption of this standard has not had a material impact on the Company’s consolidated financial statements; however, it has changed the presentation of minority interests in the Company’s consolidated financial statements.

In March 2008, the FASB issued ASC Topic 815, Disclosure About Derivative Instruments and Hedging Activities—An Amendment of FASB Statement No. 133 (“ASC 815”), which enhances the current guidance on disclosure requirements for derivative instruments and hedging activities. This statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. Specifically, ASC 815 requires disclosure about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under ASC 815 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flow. This statement requires qualitative disclosure about the objectives and strategies for using derivatives in terms of the risks that the entity is intending to manage, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements to provide information on potential effect on an entity’s liquidity from using derivatives. The derivative instruments will be distinguished between those used for risk management purposes and those used for other purposes. ASC 815 is effective for fiscal years, and interim periods within those fiscal

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

years, beginning after November 15, 2008, with early application encouraged. The Company adopted ASC 815 effective January 1, 2009. As ASC 815 provides only disclosure requirements, the adoption of this standard has had no impact on the Company’s results of operations, cash flows or financial position.

In May 2009, the FASB issued SFAS 165, Subsequent Events, which has since been incorporated into ASC Topic 855 (“ASC 855”). ASC 855 enhances the current guidance on accounting and disclosure requirements for subsequent events. This statement requires the disclosure of the date through which the Company has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. ASC 855 is effective for interim periods and the annual financial periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Company’s results of operations, cash flows, or financial position for the year ended December 31, 2009. The Company has evaluated subsequent events through the time of filing these consolidated financial statements with the Securities and Exchange Commission on March 26, 2010.

In June 2009, the FASB issued FAS No. 167, Amendments to FASB Interpretation No. 46(R), which has since been incorporated into ASC Topic 810-10 (“ASC 810-10”). ASC 810-10 requires ongoing assessments using a primarily qualitative approach rather than the quantitative-based risks and rewards calculation in determining which entity has a controlling interest in a variable interest entity. In addition, an additional reconsideration assessment should be completed when an event causes a change in facts or circumstances. Lastly, ASC 810-10 requires additional disclosures about an entity’s involvement in variable interest entities. ASC 810-10 is effective for fiscal years beginning after November 15, 2009, and interim periods within that first annual reporting period. The Company does not expect any material impact on its consolidated financial position, results of operations or cash flows as a result of adopting this guidance.

3. Regulatory Requirements

ConsumerHealth is licensed by the State of California under the provisions of the Knox-Keene Health Care Service Plan Act of 1975 (the “Knox-Keene Act”), which requires ConsumerHealth to maintain certain amounts of specific cash reserves, tangible net equity, and other financial reporting and regulatory requirements, as defined. Accordingly, the Company has a $50,000 certificate of deposit that is restricted pursuant to the California Department of Managed Health Care’s (“DMHC”) deposit requirements for Knox-Keene licensees. The certificate of deposit is included in other assets in the accompanying consolidated balance sheets. At December 31, 2008 and 2009, ConsumerHealth is in compliance with the minimum tangible net equity requirement of the DMHC of $263,000 and $275,000, respectively. ConsumerHealth is also required to periodically file financial statements with the regulatory agencies in accordance with various statutory accounting and reporting practices. The Company is in compliance with these and other regulatory requirements as of all the periods presented herein.

4. Other Business Combinations, Acquisitions, and Dispositions

In 2007, the Company acquired a dental location. Total fair value of the net assets acquired was $641,000, of which $336,000 was assigned to goodwill.

In March, April and November 2008, the Company sold certain assets associated with three of its dental locations. Total proceeds received from the sales were $275,000 and the Company realized a loss of $36,000 on the dispositions, which has been included in the accompanying consolidated financial statements for the year ended December 31, 2008. In 2007, the Company sold certain assets associated with one of its dental locations. Total proceeds received from the sale were $525,000 and the Company realized a loss of $81,000 on the disposition.

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

5. Property and Equipment

Property and equipment consist of the following (in thousands) as of:

	December 31,
	2008	2009
Furniture and equipment	$29,644	$36,669
Leasehold improvements	45,305	52,052
Computer equipment and software	11,227	12,594
Construction in progress	3,579	2,100
Other	441	475

	90,196	103,890
Less accumulated depreciation	(35,583)	(48,444)

Property and equipment—net	$54,613	$55,446

6. Goodwill and Intangible Assets

Goodwill—Goodwill was $226.1 million as of December 31, 2008 and 2009.

In accordance with ASC Topic 350-20, Intangibles—Goodwill and Other (“ASC 350”), the Company tests its goodwill for impairment annually at December 31. The impairment tests were conducted at the reporting unit level, as determined in accordance with ASC 350. As required by ASC 350, the Company evaluates the recoverability of goodwill based on a two-step impairment test. The first step compares the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount exceeds the fair value, then the second step of the impairment test is performed to measure the amount of the impairment loss. The fair value of each reporting unit is determined using a combination of discounted cash flows and market approaches. Through these tests, it was determined that goodwill was impaired and as a result the Company realized impairment losses of $7.1 million and $23.3 million for the years ended December 31, 2007 and 2008, respectively. No impairment was identified or recorded during 2009. The fair value implied by the test was affected by (i) reduced future cash flows from the affected reporting units, (ii) the discount rates which were applied to future cash flows and (iii) current market estimates of value. In 2008, the discount rates applied and current estimates of market value were adversely affected by recent macro-economic conditions, which contributed to the estimated decline in value. Goodwill impairment losses are included in goodwill and trademark impairment on the accompanying consolidated statements of operations.

The changes in the carrying amounts of goodwill for the years ended December 31, 2008 and 2009 are as follows (in thousands):

	2008	2009
Balance at January 1
Goodwill	$256,524	$256,524
Accumulated impairment losses, January 1	(7,108)	(30,437)
Impairment recorded during year	(23,329)	—

Balance at December 31	$226,087	$226,087

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

Intangible Assets—Intangible assets consist of the following (in thousands) as of:

	December 31,
	2008	2009
Intangible assets with indefinite lives:
Trademarks	$48,000	$48,000

Intangible assets with definite lives:
Covenants not to compete	1,640	—
BSSAs	938	938
Less accumulated amortization	(1,912)	(431)

	666	507

Intangible assets—net	$48,666	$48,507

Intangible assets with indefinite lives include the Company’s acquired trademarked brand names of BRIGHT NOW!®, CASTLE DENTAL®, MONARCH DENTAL®, and NEWPORT DENTAL®. These assets are not amortized. Rather, they are tested for impairment annually at December 31, using a fair value approach, in accordance with the provisions of ASC 350. The Company tested these intangible assets and realized an impairment loss of $100,000 in the year ended December 31, 2008. No impairment was identified or recorded in 2007 or 2009. The expense in 2008 was included in goodwill and trademark impairment on the accompanying consolidated statements of operations.

Intangible assets with definite lives are amortized to expense on a straight-line basis over the estimated lives of the respective assets, which range from two to ten years. The Company recorded amortization expense of $1.2 million, $259,000 and $159,000 for the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, the estimated future amortization expense is as follows (in thousands):

Years Ending December 31,
2010	$94
2011	93
2012	94
2013	93
2014	94
Thereafter	39

$507

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

7. Long-Term Debt

Long-term debt consists of the following (in thousands) as of:

	December 31,
	2008	2009
First Lien Credit Facility—Revolving Loan, interest variable	$—	$—
First Lien Credit Facility—Term Loan, interest variable (6.25% at December 31, 2009), due May 2011	102,350	77,550
Second Lien Credit Facility, interest variable (10.25% at December 31, 2009), due May 2012	62,500	62,500
Capital leases (5.0% at December 31, 2009), due February 2014	1,572	1,537

Total long-term debt	166,422	141,587
Less current portion	(1,342)	(7,838)

Long-term debt—net of current portion	$165,080	$133,749

The Company is party to a $212.5 million senior credit facility (the “Credit Facility”) that originally provided $130.0 million under a first lien term loan, $20.0 million under a revolving credit facility (collectively, the “First Lien Credit Facility”) and $62.5 million under a second lien term loan (the “Second Lien Credit Facility”). The Credit Facility was executed in 2005. Fees paid to secure the Credit Facility were capitalized and are included in other long-term assets on the accompanying consolidated balance sheets. These costs are being amortized to interest expense over the scheduled term of the Credit Facility.

In February and March 2007, the Company entered into certain amendments to the First Lien Credit Facility and Second Lien Credit Facility which modified certain covenants. In connection with these amendments, the Company also obtained from the bank a waiver for certain events of noncompliance that occurred during 2006. Upon execution of these amendments, the Company paid amendment fees to the bank totaling $696,000. Such fees were capitalized and are being amortized to interest expense over the remaining scheduled term of the Credit Facility.

In September 2008, the Company entered into certain amendments to the First Lien Credit Facility and Second Lien Credit Facility, which modified certain covenants and provided the Company with a consent to transfer assets and operations among certain of the Company’s subsidiaries. In connection with these amendments, the interest rates were also modified. Upon execution of these amendments, the Company paid amendment fees to the bank totaling $568,000. Such fees were capitalized and are being amortized to interest expense over the remaining scheduled term of the Credit Facility.

A summary of the material terms of the Company’s Credit Facility is as follows:

First Lien Credit Facility—The Company’s obligations under the First Lien Credit Facility are secured by a lien on substantially all of its assets, except for the assets of ConsumerHealth, which is not party to the First Lien Credit Facility. The maximum borrowing under the revolving loan facility (the “Revolving Loan”) is $20.0 million, and the Company is required to pay an unused revolving loan commitment fee in the amount of 0.50% per annum. The Revolving Loan, which has a final maturity on May 24, 2011, has no scheduled reductions or principal payments and had no amounts outstanding at December 31, 2009. A letter of credit sub-facility under the Revolving Loan is available up to $5.0 million of which $3.2 million was available as of December 31, 2009.

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

The original aggregate principal amount of the first lien term loan (the “Term Loan”) was $130.0 million. As of December 31, 2009, a $77.6 million aggregate principal balance was outstanding under the Term Loan. The Term Loan is payable in scheduled quarterly installments of $203,000 through June 30, 2010, increasing to quarterly installments of $19.3 million on September 30, 2010, and each quarter thereafter, with a final maturity on May 24, 2011. Voluntary prepayments, in whole or in part, of the first lien term loan are permitted under certain circumstances.

The Company may be required to make mandatory prepayments under the First Lien Credit Facility upon a change of control, in the event of certain asset sales, upon the issuance of certain debt or equity securities, including an initial public offering of the Company’s common stock or in the event of excess cash flow (as defined in the First Lien Credit Facility).

Borrowings under the Revolving Loan and Term Loan bear an interest rate per annum based on either, at the Company’s option, (i) the Base Rate or (ii) the London Interbank Offered Rate (“LIBOR”), in each case, plus the applicable margin specified in the First Lien Credit Facility. The base rate (the “Base Rate”) is the higher of (a) the prime rate published in The Wall Street Journal or (b) the Federal Funds Rate plus 0.50%. Selection of LIBOR is subject to a minimum floor of 3.0% plus the applicable margin per annum. The applicable margin, which changes based on the Company’s then current leverage ratio, ranges from 3.00% to 3.50% when Base Rates are selected and 4.25% to 4.75% when LIBOR is selected. All amounts that are not paid when due under either the Revolving Loan or the Term Loan, at the election of the agent or the required lenders under the First Lien Credit Facility, will accrue interest at a default rate of 2.00% per annum plus the then current interest rate until such amounts are paid in full. At December 31, 2009, the Term Loan bore interest at 6.25% per annum, including the applicable margin.

The First Lien Credit Facility contains customary restrictive covenants that, among other things, limit the Company’s ability to incur indebtedness or repurchase equity, to make certain loans and investments, to sell, transfer, license, lease or dispose of certain assets, to merge or consolidate with or acquire other companies, to issue dividends without prior approval, to engage in certain transactions with affiliates and to substantially change the nature of its business. The Company is also required to comply with limitations on its capital expenditures and adjusted EBITDA levels (as defined in the First Lien Credit Facility) and meet certain specified financial ratios, including a leverage ratio and a fixed charge coverage ratio. As of December 31, 2008 and 2009, the Company was in compliance with all such covenants.

Second Lien Credit Facility—The Second Lien Credit Facility has an aggregate outstanding principal balance of $62.5 million as of December 31, 2009. The Company’s obligations under the Second Lien Credit Facility are secured by a second lien on substantially all of the Company’s assets, except for the assets of ConsumerHealth, which is not party to the Second Lien Credit Facility.

The Second Lien Credit Facility matures on May 24, 2012, with no prior scheduled principal payments. However, the Company may be required to prepay amounts outstanding under the Second Lien Credit Facility upon a change of control, in the event of certain asset sales, upon the issuance of certain debt or equity securities or in the event of excess cash flow (as defined under the Second Lien Credit Facility). However, such mandatory prepayment of the Second Lien Credit Facility will not be required if and to the extent that any corresponding mandatory prepayments are required under the First Lien Credit Facility. Voluntary prepayments, in whole or in part, of the Second Lien Credit Facility are permitted under certain circumstances, but only upon repayment in full of all obligations outstanding under the First Lien Credit Facility.

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

The Second Lien Credit Facility is subject to an interest rate per annum based on either, at the Company’ option, (i) the Base Rate, or (ii) LIBOR, in each case plus the applicable margin specified in the Second Lien Credit Facility. Selection of LIBOR is subject to a minimum floor of 3.0% plus the applicable margin per annum. The applicable margin is 7.0% when Base Rates are selected and 8.25% when LIBOR is selected. All amounts that are not paid when due under the Second Lien Credit Facility, at the election of the agent or the required lenders under the Second Lien Credit Facility, will accrue interest at a default rate of 2.0% per annum plus the then current interest rate until such amounts are paid in full. At December 31, 2009, the term loan bore interest at 10.25% per annum, including the applicable margin.

The Second Lien Credit Facility contains customary restrictive covenants that, among other things, limit the Company’s ability to incur indebtedness or repurchase equity, to make certain loans and investments, to sell, transfer, license, lease or dispose of certain assets, to merge or consolidate with or acquire other companies, to issue dividends without prior approval, to engage in certain transactions with affiliates and to substantially change the nature of its business. The Company is also required to comply with limitations on its capital expenditures and adjusted EBITDA levels (as defined in the Second Lien Credit Facility) and meet certain specified financial ratios, including a leverage ratio and a fixed charge coverage ratio. As of December 31, 2008 and 2009, the Company was in compliance with all such covenants.

Subsequent to December 31, 2009, but prior to the issuance of these financial statements, the Company refinanced the First Lien Credit Facility and the Second Lien Credit Facility with a $144.0 million secured term loan facility (the “New Term Loan”) and a $25.0 million secured revolving loan facility (the “New Revolving Facility” and together with the New Term Loan, the “New Credit Facilities”). Pursuant to the terms of the New Credit Facilities and in accordance with ASC Topic 470-50, Debt Modifications and Extinguishments, the Company reclassified the payments due under the First Lien Credit Facility in 2010 from current to long term liabilities. The portion of debt classified as current represents the amounts which will be due in 2010 under the New Credit Facilities and the portion of the debt classified as long term represents the difference between the total amount due under the First Lien Credit Facility after deducting the current portion of the New Credit Facility. See discussion of the New Credit Facilities in Note 15. Capitalized financing costs, which totaled $3.0 million as of December 31, 2009, were written off subsequent to year end in conjunction with the refinancing of the Credit Facility.

Derivative Financial Instruments—In order to moderate its exposure to interest rate risk, the Company as of December 31, 2009 had in place an interest rate swap agreement and an interest rate collar agreement. Neither of these Interest Agreements has been designated as hedges.

In September 2007, the Company entered into an interest rate swap agreement with a financial institution (the “Interest Swap”). The Interest Swap fixed LIBOR at 4.77% on $25.0 million of its variable rate debt under the Credit Facility and was scheduled to remain in effect until September 2010. Total net interest paid (received) by the Company in connection with the Interest Swap for 2008 and 2009 was $353,000 and $938,000, respectively. At December 31, 2008 and 2009, the Company determined, with the assistance of a report provided by an independent third party, the fair value of the Interest Swap was a liability of $1.5 million and $766,000, respectively, which is included in other liabilities on the accompanying consolidated balance sheet at December 31, 2008 and other current liabilities at December 31, 2009. Interest expense recorded in connection with the Interest Swap was $548,000, $1.2 million and $274,000 for the years ended December 31, 2007, 2008 and 2009, respectively. This expense is included in interest rate swap expense on the accompanying consolidated statements of operations.

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

In October 2007, the Company entered into an interest rate collar agreement with a financial institution (the “Interest Collar”). The Interest Collar protects the Company from fluctuations in the LIBOR interest rate on $25.0 million of its variable rate debt under the Credit Facility and was scheduled to remain in effect until October 2010. The Interest Collar includes an interest rate floor of 4.17% and ceiling of 5.5%. Interest paid during the years ended December 31, 2008 and 2009 was $222,000 and $661,000, respectively. No amounts were paid or received during 2007. At December 31, 2008 and 2009, the fair value of the Interest Collar, as determined by the Company with assistance from an independent third party, was a liability of $1.2 million and $762,000, respectively, which is included in other liabilities on the accompanying consolidated balance sheet at December 31, 2008 and other current liabilities at December 31, 2009. Interest expense recorded in connection with the Interest Collar was $427,000, $1.1 million and $316,000 for the years ended December 31, 2007, 2008 and 2009, respectively. This expense is included in interest rate swap expense (income) on the accompanying consolidated statements of operations.

Prior to entering into the derivative instruments disclosed above, the Company was a party to interest rate protection agreements that were in effect until June 2007. These included two interest rate cap agreements which protected the Company from fluctuations in LIBOR on $60.0 million of its variable rate debt and an interest rate swap agreement that fixed LIBOR on $42.0 million of its variable debt. Interest income recorded in connection with these expired agreements totaled $15,000 in 2007. See discussion of the Company’s requirements to enter into new swap agreements in Note 15.

Subsequent to December 31, 2009, but prior to the issuance of these financial statements, the Company paid in full all amounts due under the Interest Swap and the Interest Collar. The total amount paid by the Company to settle these two liabilities on February 19, 2010 was $1.6 million. See discussion of the Interest Agreements pay-off in Note 15.

Capital Leases—In October 2008, the Company entered into an agreement to lease certain equipment, with payments commencing in March 2009 and maturing in February 2014. The agreement includes provisions that allow the Company to prepay the obligation without penalty and the option to purchase the equipment for $1 once the lease obligation is paid in full. In 2009, a maintenance contract in the amount of $260,000 was added to the lease.

General—As of December 31, 2009, future scheduled principal payments on long-term debt obligations, including capital leases, are as follows (in thousands):

Years Ending December 31,
2010	$7,838
2011	11,886
2012	13,859
2013	17,455
2014	22,999
Thereafter	67,550

$141,587

Interest paid, excluding financing fees, was $19.5 million, $15.8 million and $12.4 million for 2007, 2008 and 2009, respectively.

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

8. Income Taxes

The federal and state income tax expense (benefit) is as follows (in thousands):

	For the Year Ended December 31,
	2007	2008	2009
Current expense:
Federal	$20	$—	$263
State	1,073	921	1,021

Total current expense	1,093	921	1,284

Deferred expense (benefit):
Federal	1,736	(3,734)	(18,678)
State	236	(509)	(2,770)

Total deferred expense (benefit)	1,972	(4,243)	(21,448)

Total income tax expense (benefit)	$3,065	$(3,322)	$(20,164)

A reconciliation between the statutory federal income tax rate and the Company’s actual effective income tax (benefit) provision rate is as follows:

	For the Year Ended December 31,
	2007	2008	2009
Expense (benefit) at statutory federal income tax rate	34.0%	34.0%	35.0%
State taxes-net of federal benefits	(16.2)	(1.80)	(4.4)
Change in valuation allowance	(67.9)	(10.40)	(108.7)
Change in tax rates	—	—	2.3
Other	(7.3)	(0.10)	(2.3)

Total income tax expense (benefit)	(57.4)%	21.7%	(78.1)%

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

Deferred income taxes reflect the tax effects of temporary differences between the value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands) as of:

	December 31,
	2008	2009
Deferred tax assets:
Net operating loss carryforwards	$18,516	$14,996
Bad debt reserves	6,610	6,841
Accrued compensation and related expenses	3,128	5,778
Accrued rent	3,192	3,694
Tax credits	1,020	1,283
Other temporary differences	1,154	1,721

Deferred tax assets	33,620	34,313
Less valuation allowance	(30,331)	(766)

Net deferred tax assets	3,289	33,547

Deferred tax liabilities:
Indefinite lived intangible assets	(17,719)	(18,137)
Goodwill with carryover tax basis	(4,718)	(9,316)
Deferred orthodontics revenue	(1,603)	(1,546)
Depreciation	(338)	(2,843)
State taxes	—	(1,119)
Other temporary differences	(1,348)	(1,576)

Total deferred tax liabilities	(25,726)	(34,537)

Net deferred taxes	$(22,437)	$(990)

At December 31, 2009, the Company had net operating loss carryforwards (NOLs) of approximately $45.5 million for federal tax purposes that begin to expire in 2022 and $28.3 million for state purposes that began to expire in 2009. In connection with the acquisition of Smile Brands in May 2005, NOLs were acquired which are subject to limitation under Internal Revenue Code (IRC) Section 382. As of December 31, 2009, approximately $24.3 million of the remaining acquired NOLs is limited to $5.7 million per year.

In connection with the Smile Brands acquisition, SBG also acquired approximately $37.1 million of future deductible tax-effected goodwill. Through December 31, 2008, as the goodwill was deducted for tax purposes, a deferred tax liability was generated. The period in which this deferred tax liability would reverse was indeterminable due to the indefinite lived nature of the goodwill. All other deferred tax assets and liabilities were netted, resulting in a net deferred tax asset against which a valuation allowance was placed. As a result, through December 31, 2008, the deferred tax liability from the amortization of the goodwill was recorded and a corresponding income tax expense was recognized. As discussed below, as of December 31, 2009, the Company has determined that a valuation allowance against most of its net deferred tax assets is no longer needed.

The valuation allowance for net deferred tax assets as of December 31, 2008 and 2009 was $30.3 million, and $0.8 million, respectively. Under ASC 740, the Company evaluates all positive and negative evidence associated with its ability to realize the benefits of the deferred tax assets in the future. Sources of evidence include the Company’s historical financial performance and projections of future taxable income. Based upon the

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

Company’s historical financial performance, the Company maintained a full valuation allowance against its net deferred tax assets through December 31, 2008. Based upon the inclusion of 2009 activity in the Company’s historical financial performance, and its projections of future taxable income, management believes that sufficient evidence exists to conclude that it is more likely than not that the Company will realize the benefits of most of its deferred tax assets. As a result, the valuation allowance as of December 31, 2009 has been reduced to $0.8 million with the remaining balance relating to certain state net operating losses.

In connection with the acquisition of Smile Brands, a valuation allowance of $20.9 million was placed on certain acquired deferred tax assets. Pursuant to ASC 805, Business Combinations, any reduction in the valuation allowance, whether resulting from the realization of the acquired net deferred tax assets or the realization of the net deferred tax assets recorded after the date of the acquisition, will result in a reduction of the provision for income taxes. As a result, this amount was included as part of the benefit recorded to the provision for income taxes associated with the elimination of the valuation allowance against deferred tax assets.

Effective January 1, 2007, the Company adopted FIN No. 48, which has since been incorporated into ASC 740. The interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.

Upon adoption of FIN 48, the Company would have decreased retained earnings by $3.1 million as of January 1, 2007, except that the decrease was fully offset by the release of the valuation allowance. As of December 31, 2009, the Company maintains a liability of $3.4 million for unrecognized tax benefits related to various federal and state income tax matters.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	December 31
	2007	2008	2009
Unrecognized tax benefit (detriment) at January 1	$3,103	$3,103	$3,103
Gross increases for tax positions taken in current years	—	—	20
Gross decreases for tax positions taken in current years	—	—	—
Gross increases for tax positions taken in prior years	—	—	261
Gross decreases for tax positions taken in prior years	—	—	—
Settlement with taxing authorities	—	—	—
Reductions due to statute lapse	—	—	—

Unrecognized tax (detriment) benefit at December 31,	$3,103	$3,103	$3,384

Included in the balance of unrecognized tax benefits at December 31, 2009 are $3.1 million of tax benefits that, if recognized, would affect the effective tax rate. Also included in the balance of unrecognized tax benefits at December 31, 2009 are $281,000 of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily deferred taxes.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2009, the Company had approximately $4,000 in accrued interest and penalties which are included as a component of the $3.4 million unrecognized tax benefit noted above.

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

The total amount of unrecognized tax benefits may decrease within the next 12 months by $281,000 as the result of making an accounting method change for tax purposes. As of December 31, 2009, the Company’s 2000 through 2009 tax years were open and subject to audit by both federal and state jurisdictions.

9. Net (Loss) Income Attributable to Common Stockholders Per Common Share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to common shares by the weighted average number of outstanding common shares for the period. Diluted net (loss) income attributable to common stockholders per common share includes the effects of potentially dilutive securities which consist of stock options computed using the treasury stock method.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income (loss) per common share follows (in thousands, except share and earnings per share data):

	Year Ended December 31,
	2007	2008	2009
Numerator:
Net (loss) income attributable to Smile Brands Group Inc.	$(8,399)	$(11,978)	$45,720
Dividends in-kind on preferred stock options	(260)	(417)	(599)
Preferred stock dividends accrued in-kind	(6,863)	(7,660)	(8,505)

Net (loss) income attributable to common stockholders	$(15,522)	$(20,055)	$36,616

Denominator:
Weighted average common shares outstanding	12,116,674	12,115,394	12,115,394
Plus: incremental shares from assumed conversions for stock options	—	—	441,408

Diluted weighted average common shares outstanding	12,116,674	12,115,394	12,556,802

Basic net (loss) income attributable to Smile Brands Group Inc. per common share	$(1.28)	$(1.66)	$3.02
Diluted net (loss) income attributable to Smile Brands Group Inc. per common share	$(1.28)	$(1.66)	$2.92

For the years ended December 31, 2007, 2008 and 2009, stock options of 1,637,140, 1,787,090 and 504,971, respectively, were excluded from the weighted-average number of shares outstanding because their effect would be anti-dilutive.

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

10. Commitments and Contingencies

Operating Lease Obligations—The Company leases facilities and certain equipment under operating leases that expire in various years through June 2020. Several leases contain options for renewal and rent escalation clauses. Future minimum lease payments under operating leases, assuming no cancellations, at December 31, 2009 are as follows (in thousands):

Years Ending December 31,	Lease Payments	Less Sublease Income	Total
2010	$23,270	$111	$23,159
2011	21,450	111	21,339
2012	18,352	40	18,312
2013	14,586	25	14,561
2014	11,012	21	10,991
Thereafter	21,508	—	21,508

Total minimum lease payments	$110,178	$308	$109,870

The Company recorded rent expense, net of sublease income, of $22.1 million, $22.9 million, and $23.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Litigation—The Company has been named as a defendant in various lawsuits in the normal course of business, primarily for employment liability, malpractice claims and contractual business disputes. The Company and the Affiliated Entities are insured with respect to dentistry malpractice risks on a claims-made basis. The Company does not believe any of the pending lawsuits will have a material adverse effect on its operating results, liquidity or financial position.

Regulatory Matters—Laws and regulations governing Medicare and Medicaid programs are complex and subject to interpretation. Compliance with such laws and regulations can be subject to future governmental review and interpretation, as well as significant regulatory action, including fines, penalties, and exclusion from certain governmental programs. The Company is regularly involved in regulatory investigations arising in the ordinary course of business.

Approximately 7% of the Company’s total revenues for the year ended December 31, 2009 are derived from Medicaid for which reimbursement rates are subject to regulatory changes and government funding restrictions. Significant changes to reimbursement rates or further restrictions placed on beneficiary eligibility could have a material effect on the Company’s consolidated operations.

In February 2009, the State of California passed a budget that eliminated, among other things, adult dental benefits from the State Medicaid (“Denti-Cal”) program effective July 1, 2009. Prior to the effective date of the elimination of adult dental benefits, the Company and its Affiliated Entities provide approximately $4.0 million of services to adult Denti-Cal beneficiaries annually.

Insurance Coverage—The Company maintains a risk management plan that includes general liability, professional liability, directors’ and officers’ liability, employment practices liability, property, crime, fiduciary liability, business interruption, automobile, earthquake, flood, workers’ compensation, employer liability, and employee benefits liability insurance. In addition, the Company maintains a $15.0 million excess liability umbrella policy over the primary general liability, automobile, employer’s liability, and employee benefits liability policies.

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

The Company is self-insured up to predetermined limits for health care coverage for a majority of its employees (the “Health Plan”). Under the Heath Plan, the Company has obtained an excess liability umbrella policy, providing coverage per individual claim in excess of $175,000 with an annual aggregate limit of $10.9 million. Costs of the Health Plan are accrued based upon the Company’s estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed by the insurance industry and based upon the Company’s historical claims experience. The Company had liability reserves of $1.5 million and $1.6 million as of December 31, 2008 and 2009, respectively, for unpaid and incurred but not reported claims, which are included in other current liabilities on the accompanying consolidated balance sheets.

The Company’s workers’ compensation liability insurance policy is a high-deductible program. The policy is structured with a $250,000 deductible per claim and an annual aggregate deductible of $2.4 million for the plan years ended June 2008 and June 2009. The annual aggregate deductible for the plan year ended June 2007 was $2.1 million. Costs of the policy are accrued based upon estimates of the aggregate liability for claims incurred using certain actuarial assumptions and insurance industry and historical claims experience. The Company had liability reserves of $912,000 and $965,000 as of December 31, 2008 and 2009, respectively, for unpaid and incurred but not reported claims, which is included in other current liabilities in the accompanying consolidated balance sheets.

The Company’s professional liability policy is written on a “claims made” basis. The policy has a $1.0 million per occurrence and $6.0 million aggregate limit, along with a $50,000 deductible per claim and an annual aggregate deductible of $0.5 million for the Company and its Affiliated Entities, and the providers covered under the Company’s policy have a $1.0 million per occurrence and $3.0 million annual aggregate sublimit. The policy provides coverage for the Company, Affiliated Entities and most of their providers. Providers not covered by the Company’s policy are required to maintain their own malpractice liability policy with minimum limits generally of $1.0 million per occurrence and $3.0 million in the aggregate. The Company had liability reserves of $794,000 and $755,000 as of December 31, 2008 and 2009, respectively, for unpaid and incurred but not reported claims, which is included in other current liabilities on the accompanying consolidated balance sheets.

Guarantees and Indemnities—From time to time, the Company enters into certain types of contracts that contingently require the Company to indemnify parties against third-party claims. These contracts primarily relate to (i) certain real estate leases, under which the Company may be required to indemnify property owners for environmental or other liabilities and other claims arising from the Company’s use of the applicable premises and (ii) certain agreements with the Company’s officers, directors, and employees, under which the Company may be required to indemnify such persons for liabilities arising out of their employment relationship.

The terms of such obligations vary by contract and a specific or maximum dollar amount is not explicitly stated therein. The Company has not incurred any claims related to such obligations during the years ended December 31, 2008 and 2009, and no amounts have been accrued for these obligations on the Company’s balance sheets for any of the periods presented.

11. Stockholders’ Equity

The Company is authorized to issue 100,000,000 shares of common stock, par value $0.01 per share. Holders of the Company’s common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Upon any liquidation or dissolution of the Company, the holders of common stock are entitled, subject to preferential rights of the holders of preferred stock, to receive a pro rata share of all of the assets remaining available for distribution to stockholders after payment of all liabilities.

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

The Company is currently restricted in its ability to pay cash dividends on its common stock based on certain provisions of its Series A preferred stock (“Series A Preferred”) and Credit Facility.

The Company is also authorized to issue 10,000,000 shares of preferred stock, par value $0.01 per share. The preferred stock authorized consists of 600,000 shares of Series A Preferred, and the remaining 1,400,000 shares of authorized preferred stock has not been designated to a particular series as of December 31, 2009.

As of December 31, 2008 and 2009, there were 511,039 outstanding shares of Series A Preferred with a face value of $100 per share. Series A Preferred has liquidation and dividend preference over all other classes of stock. In the event of liquidation, the holders of Series A Preferred shall be entitled to receive an amount per share equal to the original cost basis, plus a per share dividend equal to 11% per annum of cumulative unpaid dividends. Such dividends are cumulative and accrue on a semiannual basis on the last day of June and December of each year.

Series A Preferred is not convertible and there is no mandatory maturity date; however, the Company may, but is not required to, redeem all outstanding shares if there is either a significant change in the voting control of the Company or an initial public offering of the Company’s common stock. If the Company elects to redeem the Series A Preferred in such circumstances, it must redeem the preferred shares for cash at an amount equal to the original per share issue price, plus accrued but unpaid dividends.

As of December 31, 2008 and 2009, the total liquidation value of Series A Preferred was $76.1 million and $85.2 million, respectively. Included in the liquidation value is $821,000 and $1.4 million as of December 31, 2008 and 2009, respectively, of accrued dividend in-kind associated with outstanding exercisable preferred stock options. Upon exercise of such preferred stock options, the dividend in-kind rights of the purchased Series A Preferred are cumulatively retroactive to the date of option grant. See Note 12 for additional discussion of the preferred stock options.

12. Stock-Based Compensation Plans

Common Stock Awards—The Company adopted in 2005 the Ivory Holdco, Inc. Stock Incentive Plan (the “Incentive Plan”), as administered by the Company’s Board of Directors, or designated administrator (collectively, the “Administrator”). The Administrator has the authority to determine the persons, or entities to which awards are to be made, the amounts, and other terms and conditions of the awards. Share grants issued under the Incentive Plan are time-vesting and generally vest over five years and expire not more than 10 years from the original grant date, depending upon the nature of the share grant. The Incentive Plan provides for the issuance of up to 2,370,760 shares of Company’s common stock.

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

Changes in common stock options for the years ended December 31, 2007, 2008 and 2009, are as follows:

	Shares	Weighted Average Exercise Price
Outstanding—January 1, 2007	1,525,522	$10.00
Granted	168,906	8.44
Expired	(57,329)	5.80

Outstanding—December 31, 2007	1,637,099	9.99
Granted	163,576	10.08
Expired	(13,627)	6.85

Outstanding—December 31, 2008	1,787,048	10.02
Granted	171,275	14.00
Expired	(50,375)	6.45
Canceled	(15,083)	4.77

Outstanding—December 31, 2009	1,892,865	10.52

Cash received upon exercise of options in 2006 was $22,000, and the total intrinsic value of these shares was 18,000. These shares were repurchased and canceled in 2007. The cash paid for such shares was $40,000. In July 2009, an employee notified the Company of his intent to exercise options to purchase the Company’s common stock upon termination of employment. The Company elected to repurchase the shares covered by the option exercise as provided in the option agreement and, in lieu of delivery of the Company’s common stock upon exercise of the stock options, the Company paid $139,000 to the terminated employee in August 2009.

The weighted-average grant-date fair value of Company stock options granted during 2007, 2008 and 2009 was $4.54, $4.30 and $8.23, respectively. The fair value of the options was estimated using the Black-Scholes option-pricing model. The following weighted-average assumptions were used:

	Year Ended December 31, 2009
	2007	2008	2009
Expected life—years	6.2	5.8	6.3
Volatility	52.20%	55.00%	60.00%
Risk-free interest rate	4.60%	3.24%	2.92%
Dividends expected during the term	None	None	None

The total stock compensation recognized related to options to purchase common stock during the years ended December 31, 2007, 2008 and 2009 was $1.2 million, $1.4 million and $1.3 million, respectively. No portion of this compensation cost has been capitalized.

At December 31, 2008, options to purchase 1,787,048 common shares were outstanding with a weighted-average exercise price of $10.02 per share, remaining contractual life of 6.8 years and a total intrinsic value of $1.5 million. These outstanding options include 1,206,467 exercisable shares, at a weighted-average exercise price of $10.00 and remaining contractual life of 6.5 years. Based upon estimated future forfeitures, the Company expects options for 511,740 shares to vest in the future. As of December 31, 2008, total outstanding vested options and options expected to vest in the future have a weighted-average exercise price of $10.03, a remaining contractual life of 6.7 years and a total intrinsic value of $1.5 million. As of December 31, 2008, there was approximately $2.1 million in unrealized stock-based compensation expense related to unvested options. This expense will be recognized over a weighted-average period of 1.5 years.

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

At December 31, 2009, options to purchase 1,892,865 common shares were outstanding with a weighted-average exercise price of $10.52 per share, remaining contractual life of 6.1 years and a total intrinsic value of $17.9 million. These outstanding options include 1,498,944 exercisable shares, at a weighted-average exercise price of $10.28 and remaining contractual life of 5.7 years. Based upon estimated future forfeitures, the Company expects options for 338,947 shares to vest in the future. As of December 31, 2009, total outstanding vested options and options expected to vest in the future have a weighted-average exercise price of $10.48, a remaining contractual life of 6.0 years and a total intrinsic value of $17.4 million. As of December 31, 2009, there was approximately $1.9 million in unrealized stock-based compensation expense related to unvested options. This expense will be recognized over a weighted-average period of 1 year.

The fair value of options to purchase common stock which vested in 2007, 2008 and 2009 was $1.2 million, $1.4 million and $1.3 million, respectively.

Outstanding common stock options at December 31, 2009, are summarized as follows:

	Outstanding Options		Exercisable Options
Exercise Price	Shares	Average Remaining Contractual Life (In Years)	Shares	Average Remaining Contractual Life (In Years)
$ 2.55	64,522	4.3	64,522	4.3
4.77	29,029	4.8	29,029	4.8
8.15	84,753	8.1	50,769	8.1
8.44	1,018,432	5.7	884,506	5.6
9.38	38,521	8.4	11,557	8.4
10.55	76,326	5.4	69,966	5.4
12.65	76,326	5.4	69,966	5.4
14.00	171,275	9.6	10,277	9.6
14.76	76,326	5.4	69,967	5.4
16.87	181,029	5.8	168,418	5.9
21.09	76,326	5.4	69,967	5.4

	1,892,865		1,498,944

Preferred Stock Awards—In 2005, the Company granted an officer of the Company an option to purchase 24,274 shares of Series A Preferred stock at an exercise price of $100.00 per share (the “Preferred Option”). These options were granted outside the Incentive Plan. The grant-date fair value of the Preferred Option was $48.74 per share. The Preferred Option vests over a five-year period and is considered nonqualified within the meaning of Section 422 of the IRC. The number of Series A Preferred shares to which the Preferred Option holder is entitled and the related exercise price is subject to adjustment from time to time upon the occurrence of certain events that cause dilution to the value of the Preferred Option. In addition, the Preferred Option also has vesting acceleration, termination, redemption, and call provisions as a result of certain triggering events, as defined in the option agreement. These amounts also represent the fair value of preferred options vesting during these periods. No portion of the Preferred Options has been exercised or canceled since the date of grant.

The total stock compensation recognized related to the Preferred Option during the years ended December 31, 2007, 2008 and 2009 was $237,000. No portion of this compensation cost has been capitalized.

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

At December 31, 2008 and 2009, 17,396 and 22,251, respectively, Series A Preferred shares were exercisable under the Preferred Option, with a remaining contractual life of 5.4 years. As discussed in Note 10, upon exercise of the Preferred Option, the dividend in-kind rights of the Series A Preferred are cumulatively retroactive to the date of option grant and total $821,000 and $1.4 million as of December 31, 2008 and 2009, respectively. All unvested Series A Preferred shares under the Preferred Option are expected to vest in the future. As of December 31, 2008 and 2009, there was approximately $335,000 and $98,000, respectively, in unrealized stock-based compensation expense related to unvested shares under the Preferred Option. This remaining expense will be recognized in the year ended December 31, 2010.

13. Employee Benefits

The Company has adopted the Bright Now! Dental, Inc. 401(k) Plan and Trust (the “Plan”) in accordance with Section 401(k) of the IRC, as amended. The Plan covers substantially all employees of the Company and its Affiliated Entities. Contributions to the Plan are discretionary. The Company also adopted a discretionary Employee Contribution Matching Program for 2006 and 2007, which provided partial employer matching contributions to the Plan contingent upon the Company reaching targeted financial results, as defined. Such targeted results were not achieved and there were no matching contributions to the Plan during the years ended December 31, 2007, 2008 and 2009.

14. Transactions With Related Parties

The Company leases certain facilities used in its operations under operating leases with related parties of the Company. These parties include certain non-officer employees of the Company, in addition to certain dentists associated with Affiliated Entities. The terms of the leases expire at various dates through September 2016 and some contain options to renew for additional periods. Lease payments made under leases with related parties by the Company during the years ended December 31, 2007, 2008 and 2009, were $679,000, $713,000 and $693,000, respectively.

As of December 31, 2009, future minimum lease payments under operating leases, assuming no cancellations, with related parties are as follows (in thousands):

Years Ending December 31,
2010	$688
2011	528
2012	381
2013	70
2014	70
Thereafter	94

$1,831

The Company’s chief operating officer, Dr. Roy Smith, is the owner of eight Affiliated Entities that provide dental services at 131 dental offices as of December 31, 2009, representing approximately 42%, 43% and 43% of the Company’s total revenues for the years ended December 31, 2007, 2008 and the 2009, respectively. In addition, three of the Company’s employees, excluding Dr. Smith, are owners of an aggregate of four Affiliated Entities that provide dental services at 56 dental offices as of December 31, 2009, representing approximately 19%, 20% and 21% of the Company’s total revenues for the years ended December 31, 2007, 2008 and 2009, respectively.

In 2007, the Company entered into a consulting arrangement with its director, Mark A. Pulido, under which he is entitled to receive a retainer of $5,000 per month for providing consulting services as may be requested

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

by the Company’s President and Chief Executive Officer, Steven C. Bilt, from time to time. Mr. Pulido’s consulting arrangement terminated on December 31, 2009.

15. Subsequent Events

a. Debt Refinancing

On February 26, 2010, the Company refinanced its First Lien Credit Facility and Second Lien Credit Facility with a $144.0 million New Term Loan and a $25.0 million New Revolving Facility. The New Credit Facilities mature on February 26, 2015. See Note 7.

Principal payments on the New Term Loan are due and payable in quarterly installments beginning on June 30, 2010 and on the last business day of each calendar quarter thereafter through December 31, 2014. These quarterly installments are $2.5 million from June 30, 2010 to March 31, 2011, $3.0 million from June 30, 2011 to March 31, 2012, $3.5 million from June 29, 2012 to March 31, 2013, approximately $4.5 million from June 28, 2013 to March 31, 2014, and approximately $6.1 million from June 30, 2014 to December 31, 2014. On the maturity date, the Company must pay all outstanding principal remaining on the New Term Loan, together with all accrued and unpaid interest thereon.

The Company may be required to make mandatory prepayments under the New Credit Facilities in the event of certain asset sales, upon the issuance of certain debt or equity securities, including an initial public offering of SBG’s common stock, in the event of receipt of certain net insurance proceeds or net condemnation proceeds, or, depending on the Company’s total leverage ratio, in the event of excess cash flow (as defined in the credit agreement).

Borrowings under the New Credit Facilities bear interest based on either, at the Company’s option, the base rate for base rate loans or LIBOR for LIBOR loans, in each case plus the applicable margin stipulated in the credit agreement. The base rate is the higher of (i) Wells Fargo’s prime rate, (ii) the federal funds rate (as defined in the credit agreement) plus 1.50% and (iii) the one month LIBOR rate (as defined in the credit agreement) plus 1.50%. The applicable margin for loans under the New Credit Facilities, which are based on the Company’s total leverage ratio, range from 1.250% to 2.750% per annum for base rate loans and 2.250% to 3.750% per annum for LIBOR loans.

Interest on base rate loans is payable quarterly in arrears and interest on LIBOR loans is payable either monthly or quarterly depending on the interest period selected by the Company. All amounts that are not paid when due under the New Term Loan or the New Revolving Facility will accrue interest at the rate otherwise applicable plus 2.00% until such amounts are paid in full.

The Company is required to pay a commitment fee for the unused portion of the New Revolving Facility that is based on its total leverage ratio, ranging from 0.375% to 0.500% per annum, and is payable in arrears on the last business day of each quarter. There are no scheduled reductions of commitments under the New Revolving Facility.

The Company’s obligations under the New Credit Facilities are secured by a first priority lien on substantially all of the tangible and intangible assets of SBG and its wholly-owned subsidiaries, except for the assets of ConsumerHealth, including a first priority pledge of all capital stock of each of the SBG’s wholly-owned subsidiaries, except for ConsumerHealth.

Smile Brands Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Continued)

The New Credit Facilities contain customary restrictive covenants that, among other things, limit the Company’s ability to incur and pay certain indebtedness; to create, incur, or assume certain liens and negative pledges; to sell, lease, convey, transfer or otherwise dispose of certain assets; to merge or consolidate with or into another; to liquidate or dissolve any of SBG’s subsidiaries; to make certain loans and investments; to make certain dividends and redemptions; to substantially change the nature of the Company’s business; to engage in certain transactions with affiliates; and to enter into or amend certain agreements. The Company is also required to comply with limitations on its capital expenditures and comply with certain financial ratios, including a leverage ratio and fixed charge coverage ratio.

The agreement governing the Company’s New Credit Facilities requires that it enter into, and maintain in effect for at least three years, one or more interest rate swap agreements with financial institutions by June 26, 2010. If the Company’s initial public offering is completed prior to June 26, 2010, the interest rate swap agreements must provide coverage for at least 25% of the then existing aggregate principal amount of the New Term Loan. If the Company’s initial public offering is not completed prior to June 26, 2010, the interest rate swap agreements must provide coverage for at least 50% of the then existing aggregate principal amount of the New Term Loan until the consummation of the initial public offering, at which time, the Company can then provide coverage for at least 25% of the then existing aggregate principal amount of the New Term Loan.

On February 19, 2010, the Company paid $1.6 million to settle in full its obligations due under the Interest Agreements in place at December 31, 2009.

b. Capital Stock

On April 14, 2010, the Company’s board of directors approved a 11.8538-for-1 split of the Company’s common stock to be effected prior to the effective date of the Company’s registration statement for its initial public offering. The consolidated financial statements as of December 31, 2009 and 2008 and for the three years in the period then ended give retroactive effect to the stock split. In addition, the Company’s board of directors approved an increase in the Company’s authorized shares of common stock from 2,000,000 to 100,000,000, pursuant to a restated certificate of incorporation. The Company’s board of directors also authorized the issuance of 10,000,000 shares of preferred stock, $0.01 par value per share, pursuant to the restated certificate of incorporation.

BRIGHT NOW! DENTAL

MONARCH DENTAL

BRIGHT NOW! DENTAL

CASTLE DENTAL
CASTLE DENTAL

CASTLE DENTAL

COSTCO
Monarch Dental

BRIGHT NOW! DENTAL

Smile Brands Group

304 Dental offices*
87 New offices since 2003*
1,172 Dentists & Hygienists*
444,000 New patients per year

Based on average number of new patients per year from 2007–2009.

*As of March 31, 2010.

BRIGHT NOW! DENTAL

Monarch Dental

PETCO
CASTLE DENTAL

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee and the Financial Industry Regulatory Authority, or FINRA, filing fees.

SEC registration fee	$10,250
FINRA filing fee	14,875
New York Stock Exchange listing fee	125,000
Printing and engraving expenses	300,000
Legal fees and expenses	1,750,000
Accounting fees and expenses	1,200,000
Blue Sky fees and expenses (including legal fees)	5,000
Transfer agent and registrar fees and expenses	5,000
Miscellaneous	389,875

Total	$3,800,000

Item 14.	Indemnification of Directors and Officers

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. Our restated certificate of incorporation, which will be adopted upon consummation of this offering (the “Charter”), provides for such limitation of liability. In addition, our Charter will provide that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent authorized by the Delaware General Corporation Law, as so amended.

Our Charter will further provide that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Our amended and restated bylaws that will be adopted by us upon the consummation of this offering (the “Bylaws”) will provide that we will indemnify and advance expenses to each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, ERISA excise taxes, penalties and amounts paid in settlement) actually and reasonably incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding to which he or she is or is threatened to be made a party because he or she is or was serving as a director or officer of our company, or at our request as a director or officer of another corporation, partnership, joint venture, trust, nonprofit entity or other enterprise (including service with respect to an employee benefit plan). Our Bylaws will further provide that our board of directors may, in its sole and absolute discretion, indemnify and advance expenses to employees and agents.

In addition, the Bylaws will provide that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or Bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Furthermore, our Bylaws will authorize us to provide insurance for our directors, officers, employees and agents and any person who is serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, nonprofit entity or other enterprise (including service with respect to an employee benefit plan), against any liability, expense or loss, whether or not we would have the power to indemnify such person against such liability, expense or loss under the Delaware General Corporation Law or the Bylaws.

In connection with the sale of common stock being registered hereby, we intend to enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the Charter and Bylaws.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

During the past three years, we have issued securities in the following transactions, each of which was exempt from the registration requirements of Securities Act of 1933, as amended, or the Securities Act. All of the below-referenced securities issued pursuant to the exemption from registration under Section 4(2) of the Securities Act are deemed restricted securities for the purposes of the Securities Act.

In August 2007, we issued shares of our common stock in connection with a one-for-ten reverse split of our common stock. Such issuances were made in reliance upon the exemption from registration in Section 3(a)(9) of the Securities Act. The number of shares of our issued and outstanding common stock before the reverse stock split was 10,220,690. After the reverse stock split, the number of shares of common stock shares was reduced to approximately 1,022,069. No monetary consideration was received for such shares.

From April 21, 2007 to April 21, 2010, we granted stock options to officers, directors, employees and consultants under our 2005 Stock Incentive Plan covering an aggregate of 430,268 shares of our common stock with exercise prices ranging from $8.15 to $16.87 per share. The stock options were made under written compensatory plans or agreements in reliance on the exemption from registration pursuant to Rule 701 under the Securities Act or pursuant to Section 4(2) under the Securities Act.

There were no underwriters employed in connection with any of the transactions described in this Item 15.

Item 16.	Exhibits.

(a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings.

(1) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(3) The undersigned registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Ana, State of California on April 21, 2010.

SMILE BRANDS GROUP INC.

By:	/S/ BRADLEY E. SCHMIDT
Name:	Bradley E. Schmidt
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on the date indicated:

Signature	Title	Date

* Steven C. Bilt	President, Chief Executive Officer and Director	April 21, 2010

/S/ BRADLEY E. SCHMIDT Bradley E. Schmidt	Chief Financial Officer (principal financial and accounting officer)	April 21, 2010

* James F. Simmons	Chairman	April 21, 2010

* John S. Hwang	Director	April 21, 2010

* Richard K. Matros	Director	April 21, 2010

* Mark A. Pulido	Director	April 21, 2010

* Jon D. Ralph	Director	April 21, 2010

* John M. Rogers	Director	April 21, 2010

* Peter M. Starrett	Director	April 21, 2010

* By:	/S/ BRADLEY E. SCHMIDT
Bradley E. Schmidt Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1**	Form of Underwriting Agreement

3.1**	Form of Restated Certificate of Incorporation of Smile Brands Group Inc. to be effective upon consummation of this offering

3.2**	Form of Amended and Restated Bylaws of Smile Brands Group Inc. to be effective upon consummation of this offering

4.1**	Form of Common Stock Certificate

4.2**	Stockholders’ Agreement, dated as of May 24, 2005, among Ivory Holdco, Inc. (predecessor to Smile Brands Group Inc.), FS Equity Partners V, L.P., FS Affiliates V, L.P., BN Dental Holdings, LLC, and the other stockholders party thereto

5.1**	Opinion of O’Melveny & Myers LLP

10.1**

Credit Agreement, dated as of February 26, 2010, by and among Smile Brands Inc., Smile Brands West, Inc., Smile Brands of Texas, L.P. and Smile Brands East, Inc., as borrowers, Wells Fargo Bank, National Association, for itself as a lender and as agent for the lenders, and the other financial institutions party thereto, as lenders

10.2**	Amended and Restated Employment Agreement, dated as of December 2, 2008, by and between Bright Now! Dental, Inc. (predecessor to Smile Brands Inc.) and Steven C. Bilt

10.3**	Employment Agreement, effective as of February 21, 2003, by and between Bright Now! Dental, Inc. (predecessor to Smile Brands Inc.) and Bradley E. Schmidt

10.4**	Letter Agreement, dated November 4, 2004, between Bright Now! Dental, Inc. (predecessor to Smile Brands Inc.) and Bradley Schmidt

10.5**	Indemnification Agreement, dated as of February 21, 2003, by and between Bright Now! Dental, Inc. (predecessor to Smile Brands Inc.) and Bradley E. Schmidt

10.6**	2005 Stock Incentive Plan

10.7**	2004 Equity Incentive Plan

10.8**	2010 Performance Incentive Plan

10.9**	Form of Business Support Services Agreement

10.10**	Form of Indemnification Agreement

10.11**	Form of Directed Stock Transfer Agreement with PC owner

10.12**	Form of Letter Agreement with PC owner

10.13**	Amended and Restated Business Support Services Agreement, between Bright Now Dental Associates, L.P. and Modern Dental Professionals - Dallas/Forth Worth, P.C., dated as of January 1, 2007 as amended by a First Amendment to Amended and Restated Business Support Services Agreement, dated as of December 14, 2009, between Smile Brands of Texas, L.P. (f/k/a Bright Now Dental Associates, L.P.) and Modern Dental Professionals - Dallas/Fort Worth, P.C. (1)

10.14**	Amended and Restated Business Support Services Agreement, between Monarch Dental Associates - Abilene, L.P. and Modern Dental Professionals - Abilene, L.P., dated as of January 1, 2006 as amended by a First Amendment to Amended and Restated Business Support Services Agreement, dated as of December 14, 2009, between Smile Brands of Abilene, L.P. (f/k/a Monarch Dental Associates - Abilene, L.P.) and Modern Dental Professionals - Abilene, P.C. (1)

10.15**	Amended and Restated Business Support Services Agreement, between Bright Now Dental Associates, L.P. and Modern Dental Professionals - Houston, P.C., dated as of January 1, 2007 as amended by a First Amendment to Amended and Restated Business Support Services Agreement, dated as of December 14, 2009, between Smile Brands of Texas, L.P. (f/k/a Bright Now Dental Associates, L.P.) and Modern Dental Professionals - Houston, P.C. (1)

Exhibit Number	Description

10.16**	Amended and Restated Business Support Services Agreement, between Monarch Dental Associates (Southwest), Inc. and Modern Dental Professionals - El Paso, P.C., dated as of January 1, 2007 as amended by a First Amendment to Amended and Restated Business Support Services Agreement, dated as of December 14, 2009, between Smile Brands Southwest, Inc. (f/k/a Monarch Dental Associates (Southwest), Inc.) and Modern Dental Professionals - El Paso, P.C. (1)

10.17**	Amended and Restated Business Support Services Agreement, between MDC Services, Inc. and Modern Dental Professionals - Arizona, P.C., dated as of January 1, 2009 as amended by a First Amendment to Amended and Restated Business Support Services Agreement, dated as of December 14, 2009, between Smile Brands West, Inc. (f/k/a MDC Services, Inc.) and Modern Dental Professionals - Arizona, P.C. (1)

10.18**	Amended and Restated Business Support Services Agreement, between Bright Now Dental Associates, L.P. and Modern Dental Professionals - San Antonio, P.C., dated as of January 1, 2007 as amended by a First Amendment to Amended and Restated Business Support Services Agreement, dated as of December 14, 2009, between Smile Brands of Texas, L.P. (f/k/a Bright Now Dental Associates, L.P.) and Modern Dental Professionals - San Antonio, P.C. (1)

10.19**	Amended and Restated Business Support Services Agreement, between Bright Now Dental Associates, L.P. and Castle Dental Associates of Texas, P.C., dated as of January 1, 2006 as amended by a First Amendment to Amended and Restated Business Support Services Agreement, dated as of December 14, 2009, between Smile Brands of Texas, L.P. (f/k/a Bright Now Dental Associates, L.P.) and Castle Dental Associates of Texas, P.C. (1)

10.20**	Amended and Restated Business Support Services Agreement, between Monarch Dental Associates Midland/Odessa, L.P. and Modern Dental Professionals - Midland/Odessa, P.C., dated as of January 1, 2006 as amended by a First Amendment to Amended and Restated Business Support Services Agreement, dated as of December 14, 2009, between Smile Brands of Midland/Odessa, L.P. (f/k/a Monarch Dental Associates Midland/Odessa, L.P.) and Modern Dental Professionals - Midland/Odessa, P.C. (1)

10.21**	Form of Employment Agreement, to be entered into prior to the consummation of this offering, by and between Smile Brands Group Inc. and Steven C. Bilt

10.22**	Description of Director Compensation Program

21.1**	List of Subsidiaries of the Company

23.1*	Consent of Deloitte & Touche LLP

23.2**	Consent of O’Melveny & Myers LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included in signature page)

99.1**	Consent of Eric J. Boden

*	To be filed by amendment.
**	Previously filed.
(1)	Portions of these exhibits have been omitted pursuant to a confidential treatment request.